ANNUAL INFORMATION FORM
of
SILVER STANDARD RESOURCES INC.

March 22, 2017

- ii -

INTRODUCTORY NOTES
DATE OF INFORMATION
In this Annual Information Form, Silver Standard Resources Inc., together with its subsidiaries, as the context requires, is referred to as “we,” “our,” “us,” the “Company” and “Silver Standard”. All information contained in this Annual Information Form is as at December 31, 2016, unless otherwise stated, being the date of our most recently completed financial year, and the use of the present tense and of the words “is,” “are,” “current,” “currently,” “presently,” “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Information Form contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) including, without limitation, forward-looking statements concerning our expected production and cost guidance for 2017, the anticipated capital expenditures and reclamation costs at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine, our planned exploration and development expenditures for our projects in Argentina, Mexico, Peru, the United States and Canada, the expected closure date for the Pirquitas mill, the anticipated storage capacity of the Seabee Gold Operation’s tailings management facilities and the anticipated closing date of the sale of our Berenguela project located in Peru. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following risks and uncertainties referred to under the heading “Risk Factors”:

•	uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects;

•	our ability to replace Mineral Reserves;

•
subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow Resources Corporation’s (“Golden Arrow”) Chinchillas project, on a joint venture basis, into our current operations;

•	commodity price fluctuations;

•	political or economic instability and unexpected regulatory changes;

•	currency fluctuations;

•	the possibility of future losses;

•	general economic conditions;

•
fully realizing the value of our shareholdings in Pretium Resources Inc. (“Pretium”) and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities;

•	potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine;

•	counterparty and market risks related to the sale of our concentrate and metals;

•	uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably;

•	differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources;

•	lack of suitable infrastructure or damage to existing infrastructure;

•	future development risks, including start-up delays and cost overruns;

•	our ability to obtain adequate financing for further exploration and development programs and opportunities;

•	uncertainty in acquiring additional commercially mineable mineral rights;

•	delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits;

•	our ability to attract and retain qualified personnel and management;

•	potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine;

•	the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations;

•	reclamation and closure requirements for our mineral properties;

•	social and economic changes following closure of a mine, including the anticipated closure of the Pirquitas mine, may lead to adverse impacts and unrest;

•	unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control;

•	indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions;

•	assessments by taxation authorities in multiple jurisdictions;

•	recoverability of value added tax (“VAT”) and significant delays in the collection process in Argentina;

•	claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers;

•	compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs;

•	complying with emerging climate change regulations and the impact of climate change;

•	fully realizing our interest in deferred consideration received in connection with recent divestitures;

•	uncertainties related to title to our mineral properties and the ability to obtain surface rights;

•	the sufficiency of our insurance coverage;

•	civil disobedience in the countries where our mineral properties are located;

•	operational safety and security risks;

•	actions required to be taken by us under human rights law;

•	competition in the mining industry for mineral properties;

•	our ability to complete and successfully integrate an announced acquisition;

•	an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business;

•	failure to meet covenants under our senior secured revolving credit facility;

•	conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies;

•	information systems security threats; and

•	other risks related to our common shares.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect.
Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
CURRENCY AND EXCHANGE RATE INFORMATION
All currency references in this Annual Information Form are in United States dollars unless otherwise indicated. References to “Canadian dollars” or the use of the symbol “C$” refers to Canadian dollars. References to “Argentine pesos” are to the lawful currency of Argentina.
The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in United States dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period. These rates are based on the noon spot rate of exchange reported by the Bank of Canada.

	Fiscal Year Ended December 31,
	2014	2015	2016
Rate at the end of period	$0.8620	$0.7225	0.7448
Average rate during period	$0.9054	$0.7820	0.7555
Highest rate during period	$0.9422	$0.8527	0.7972
Lowest rate during period	$0.8589	$0.7148	0.6854
On March 22, 2017, the noon spot rate of exchange reported by the Bank of Canada was C$1.00 per US$0.7492. As of the same date, one Argentine peso equaled US$0.0642.
SCIENTIFIC AND TECHNICAL INFORMATION
Unless otherwise indicated, scientific and technical information in this Annual Information Form relating to our mineral properties, other than the Marigold mine and the Seabee Gold Operation, has been reviewed and approved by Bruce Butcher, P.Eng., our Director, Mine Planning, and F. Carl Edmunds, P.Geo., our Chief Geologist, each of whom is a Qualified Person. Scientific and technical information in this Annual Information Form relating to our Marigold mine has been reviewed and approved by James N. Carver, SME Registered Member, our Chief Geologist at the Marigold mine, Karthik Rathnam, MAusIMM (CP), our Senior Resource Geologist at the Marigold mine, and Thomas Rice, SME Registered Member, our Technical Services Manager at the Marigold mine, each of whom is a Qualified Person. Scientific and technical information in this Annual Information Form relating to our Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., our General Manager at the Seabee Gold Operation, and Jeffrey Kulas, P. Geo., our Manager Geology, Mining Operations at the Seabee Gold Operation, each of whom is a Qualified Person under NI 43-101. See “Interests of Experts”.

A “Qualified Person” for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) means an individual who is an engineer or geoscientist, holding the required accreditation, with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.
CAUTIONARY NOTICE REGARDING MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES
The disclosure included in this Annual Information Form uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and Mineral Resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Reserves and Mineral Resources (the “CIM Standards”) adopted by the CIM Council on May 10, 2014 and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators (“CSA”) that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:
A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve. “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.
A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
Unless otherwise indicated, all Mineral Reserves and Mineral Resources estimates included in this Annual Information Form have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”) set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this Annual Information Form is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC.
In particular, SEC Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserves estimates included in this Annual Information Form may not qualify as “reserves” under SEC standards.
In addition, this Annual Information Form uses the terms “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with the reporting standards in Canada. SEC Industry Guide 7 does not recognize Mineral Resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Furthermore, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Investors are specifically cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” reported in this Annual Information Form is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. For the above reasons, information included in this Annual Information Form that describes our Mineral Reserves and Mineral Resources estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

NOTICE REGARDING NON-GAAP MEASURES
This Annual Information Form includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and incorporated in the Handbook of the Canadian Institute of Chartered Accountants (“IFRS”), including cash costs and all-in sustaining costs per payable ounce of precious metals sold, realized metal prices, adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our financial statements. See “Non-GAAP Financial Measures and Additional GAAP Financial Measures” in our management’s discussion and analysis of the financial position and results of operations for the year ended December 31, 2016 for a more detailed discussion of how we calculate such measures and for a reconciliation of such measures to IFRS terms.
CORPORATE STRUCTURE
NAME, ADDRESS AND INCORPORATION
We were incorporated as a company in British Columbia, Canada, on December 11, 1946 under the name “Silver Standard Mines, Limited (NPL)” and changed our name to “Silver Standard Mines Limited” on July 18, 1979. We changed our name to “Consolidated Silver Standard Mines Limited” and consolidated our common shares on a 1-for-5 basis on August 9, 1984. We changed our name to “Silver Standard Resources Inc.” on April 9, 1990. On May 12, 2005, our shareholders adopted new articles as required by the new British Columbia Business Corporations Act (“BCBCA”), under which we are incorporated, and authorized an increase in our authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. All share data in this Annual Information Form refers to consolidated shares/data, unless otherwise indicated.
Our head office and registered and records office is located at Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1G4.

INTERCORPORATE RELATIONSHIPS
The following is a diagram of the intercorporate relationships among us and our material subsidiaries, including their respective jurisdiction of incorporation. Each of our material subsidiaries is wholly-owned by us.
Notes:
(1)    Intertrade Metals Corp. is the General Partner and Silver Standard is the Limited Partner.
(2)    Argentina branch is not a separate legal entity.
GENERAL DEVELOPMENT OF THE BUSINESS
We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our Pirquitas mine in Jujuy Province, Argentina.
Our vision is to be one of the world’s premier mining companies, providing exceptional shareholder value by delivering excellence in all that we do. To achieve this vision, we drive Operational Excellence in our business to enable growth through the acquisition of precious metals mines and advanced-stage projects.

RECENT DEVELOPMENTS
Option of Candelaria Property
In January 2017, we agreed to option our Candelaria property in Nevada, U.S. to Silver One Resources Inc. (“Silver One”). In order to earn a 100% interest in the Candelaria property, Silver One issued to us $1.0 million worth of Silver One shares on January 20, 2017, and is required to issue three annual installments of $1.0 million worth of shares of Silver One and assume the reclamation bond on the property immediately prior to its exercise of the option.
Sale of Berenguela Project
On February 13, 2017, we signed a definitive agreement to sell our Berenguela project in Peru to Valor Resources Limited (“VAL”) for aggregate consideration of: cash payments of $12.0 million over five years; a 9.9% equity stake in VAL, with a free carry interest until VAL completes, in aggregate, a financing of $8.0 million; and a 1% net smelter returns (“NSR”) royalty on all metal production from the project. Completion of the transaction is subject to customary closing conditions, including approval of VAL’s shareholders and waivers from the ASX Limited. We expect the transaction to close in the second quarter of 2017.
2016 DEVELOPMENTS
Option to Explore Perdito Project
On March 31, 2016, we announced the signing of an option agreement to acquire a 100% interest in the Perdito project, located in California, U.S. The project is located 240 kilometers west of Las Vegas, Nevada and covers an area of approximately 5,780 hectares. See “Mineral Properties – Projects – Perdito Project, California, U.S.” for further details.
Acquisition of Claude Resources and Change to Board of Directors
On May 31, 2016, we completed the acquisition of 100% of the issued and outstanding common shares of Claude Resources Inc. (“Claude Resources”), the owner and operator of the Seabee Gold Operation, for total consideration of approximately 37.4 million Silver Standard common shares and cash consideration of $0.2 million. The acquisition was carried out pursuant to the terms and conditions contained in an arrangement agreement dated March 7, 2016, as amended, between Silver Standard and Claude Resources. We filed a Business Acquisition Report on Form 51-102F4 in respect of this acquisition on June 24, 2016.
In connection with the acquisition, Mr. Brian R. Booth, the former Chairman of the Board of Directors of Claude Resources, was appointed to our Board of Directors on May 31, 2016. See “Directors and Executive Officers” for additional information on Mr. Booth’s prior experience.
Favorable Resolution of Tax Dispute with CRA
In 2016, the tax dispute with the Canada Revenue Agency (“CRA”) was settled in our favor. On August 24, 2016, the CRA issued a new notice of reassessment for each of our 2010 and 2011 taxation years reversing the Notice of Reassessment (“NOR”) issued to us in January 2015 and, on September 2, 2016, refunded $18.2 million, being the deposit we paid to the CRA to appeal, plus accrued interest from the date of payment of the deposit. Following the receipt of the deposit, with accrued interest, the Department of Justice (“DOJ”) filed a notice of discontinuance of our appeal with the Tax Court of Canada. See “Legal Proceedings – CRA Reassessment” for further details.
Option to Explore Fisher Gold Project
On October 6, 2016, we announced the signing of an option agreement with Eagle Plains Resources Ltd. (“Eagle Plains”) to acquire up to an 80% interest in the Fisher project, located in Saskatchewan, Canada, adjacent to our Seabee Gold Operation. The project consists of approximately 34,175 hectares and doubles our prospective land position at the Seabee Gold Operation. See “Mineral Properties – Seabee Gold Operation – Exploration, Production and Development” for further details.

Sale of Parral Properties
On October 31, 2016, we completed the sale of our Parral properties in Mexico, including the Veta Colorada, La Palmilla and San Patricio properties, to Endeavour Silver Corp. (“Endeavour Silver”) for aggregate consideration of: 1,198,083 Endeavour Silver shares; the right to receive $0.2 million worth of Endeavour Silver shares for each 1 million silver ounces included in an estimate of Measured and Indicated Mineral Resources prepared by Endeavour Silver in respect of the San Patricio and La Palmilla properties; and a 1% NSR on all mineral products from the San Patricio and La Palmilla properties.
Sale of Diablillos and M-18 Projects
On November 1, 2016, we completed the sale of our Diablillos and M-18 projects located in Argentina to Huayra Minerals Corporation (“Huayra”) for aggregate consideration of: cash payments of approximately $1.15 million over the first two years and $13.0 million over the following three to five years; a 19.9% equity stake in Huayra, with a free carry interest until the completion of a financing of $5.0 million or more; and a 1% NSR royalty on production from each of the projects. At closing of the transaction, we also nominated Mr. W. John DeCooman, our Vice President, Business Development and Strategy to the Board of Directors of Huayra.
2015 DEVELOPMENTS
New President and Chief Executive Officer
On July 13, 2015, we announced that, after five years as our President and Chief Executive Officer, Mr. John Smith made a decision to retire from that position effective July 31, 2015. After an extensive international search, our Board of Directors appointed Mr. Paul Benson as President and Chief Executive Officer effective August 1, 2015. See “Directors and Executive Officers” for additional information on Mr. Benson’s prior experience.
Closing of $75 Million Revolving Credit Facility
On August 4, 2015, we entered into a $75.0 million senior secured revolving credit facility (the “Credit Facility”) to enhance our corporate liquidity. Amounts that are borrowed under the Credit Facility will incur variable interest at the London Interbank Offered Rate plus an applicable margin ranging from 2.75% to 3.75% determined based on our net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin. The term of the Credit Facility is three years. All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by assets of the Company, certain of our material subsidiaries, and pledges of the securities of our material subsidiaries. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes.
Acquisition of Valmy Property
On September 24, 2015, we completed the acquisition of the Valmy property in Nevada, U.S., which is contiguous with our Marigold mine, for $11.5 million in cash from Newmont Mining Corporation (“Newmont”). The addition of the Valmy property increased our total land holding at the Marigold mine by over 35% to approximately 10,650 hectares. See “Mineral Properties – Marigold Mine – Exploration, Production and Development” for further details.
Business Combination Agreement with Golden Arrow regarding Chinchillas Project
On September 30, 2015, we signed an agreement (the “Business Combination Agreement”) with Golden Arrow to explore and evaluate its Chinchillas silver-lead-zinc project, located approximately 30 kilometers from the Pirquitas mine. Since entering into the Business Combination Agreement, we have funded approximately $12.1 million in expenditures at the Chinchillas project on pre-development activities.

We continue to evaluate our right to exercise our option to form a joint venture on the Chinchillas project as an opportunity to extend the mine life at Pirquitas. The completion of our technical evaluation combined with the assessment of market conditions and country risk factors, including the status of our export duty litigation, will determine our decision on exercising the option in advance of its expiry on March 30, 2017. See “Mineral Properties – Projects – Chinchillas Project, Argentina” for further details.
2014 DEVELOPMENTS
Sale of Challacollo Project
On February 6, 2014, we completed the sale of the Challacollo project in Chile to Mandalay Resources Corporation (“Mandalay”) for aggregate consideration of: $7.5 million in cash; 12 million common shares of Mandalay; the contingent right to receive 5 million common shares of Mandalay and an aggregate cash payment equal to the equivalent of 240,000 ounces of silver, payable in eight quarterly installments (based on the average quarterly silver price), in each case dependent on the commencement of commercial production; and a 2% NSR royalty on silver sales in excess of 36 million ounces from the project, up to a maximum of $5.0 million.
Acquisition of Marigold Mine and Life of Mine Plan
On April 4, 2014, we completed the acquisition of the Marigold mine from subsidiaries of Goldcorp Inc. (“Goldcorp”) and Barrick Gold Corporation (“Barrick”), for total cash consideration of $268 million after closing adjustments. The acquisition was carried out pursuant to the terms and conditions contained in a purchase and sale agreement dated February 3, 2014, as amended, between Goldcorp USA, Inc., Goldcorp Canada Ltd., Homestake Mining Company of California and Silver Standard.
On October 6, 2014, we released our life of mine plan for the Marigold mine and subsequently filed a NI 43-101 technical report dated November 19, 2014 entitled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada” (the “Marigold Technical Report”).
Change to Board of Directors
On May 26, 2014, we announced that Ms. Beverlee F. Park joined our Board of Directors, effective May 20, 2014. This appointment followed the retirement of Mr. Richard C. Campbell after serving as a Director, including service as the Chair of the Safety and Sustainability Committee, since 2008. See “Directors and Executive Officers” for additional information on Ms. Park’s prior experience.
Sale of Pretium Shares
On July 29, 2014, we completed a secondary offering of 1,449,000 common shares of Pretium for gross proceeds of approximately $10.5 million, with the sale of a further 217,350 common shares of Pretium pursuant to the exercise of an over-allotment option on August 15, 2014 for additional gross proceeds of approximately $1.6 million.
DESCRIPTION OF THE BUSINESS
GENERAL
We are engaged in the operation, acquisition, exploration and development of precious metal mineral properties located in the Americas. We continue to investigate the acquisition of additional precious metal mineral properties, and believe that our strong balance sheet positions us well to execute on such opportunities; however, there is no assurance that any such investigations will result in the completion of an acquisition. Further, from time to time, we may monetize certain of our assets to accelerate the advancement of more strategically significant properties, as we did when we agreed to sell our Berenguela project in Peru in February 2017, optioned our Candelaria project in Nevada, U.S. in January 2017, and sold each of our Parral properties in Mexico, Diablillos and M-18 projects in Argentina, and Juncal and La Flora projects Chile in 2016.

In addition to the Marigold mine, the Seabee Gold Operation and the Pirquitas mine, our three producing mines, we own the Pitarrilla project, a silver project in Mexico, and the San Luis project, a high-grade gold-silver project in Peru. We also hold interests in several other properties in the Americas at various stages of exploration and development, including an option at each of the Chinchillas project, located near our Pirquitas mine, the Fisher project, located adjacent to our Seabee Gold Operation, and the Perdito project, located in California, U.S.
Notes:

(1)
On February 13, 2017, we signed a definitive agreement to sell our Berenguela project to VAL. The transaction is expected to close in the second quarter of 2017. See “General Development of the Business – Recent Developments” for further details.

(2)	In January 2017, we optioned our Candelaria property to Silver One. See “General Development of the Business – Recent Developments” for further details.
PRINCIPAL PRODUCTS
Our principal products are gold doré and silver concentrate. All of our gold doré, which is refined into gold bullion bars, is produced at the Marigold mine and the Seabee Gold Operation and all of our silver concentrate is produced at the Pirquitas mine.

Our Marigold mine and Seabee Gold Operation sales are made to refineries located in North America. The refined gold bullion from the gold doré produced at the Marigold mine was sold to two customers who individually accounted for 37% and 15% of total revenue during 2016, and two customers in 2015, one of whom individually accounted for 54% of our total revenue. The Marigold mine accounted for 52% of our total revenue during 2016 and 63% of our total revenue during 2015.
The refined gold bullion from the gold doré produced at the Seabee Gold Operation was sold to two customers in 2016, one of whom individually accounted for 11% of our total revenue. The Seabee Gold Operation, which we acquired on May 31, 2016, accounted for 13% of our total revenue during 2016.
Our Pirquitas mine sales are made to external customers located in various countries, including Canada, Peru, Belgium, Germany, Spain and Japan. We had one customer who individually accounted for 15% of our total revenue during 2016, and one customer who individually accounted for 12% of our total revenue during 2015. The Pirquitas mine accounted for 34% of our total revenue during 2016 and 37% of our total revenue during 2015.
There are a number of other acceptable customers and refineries with the capacity to refine doré, and we can process our gold produced at the Marigold mine and the Seabee Gold Operation through other refineries in North America, if required. The loss of any one smelting and refining client may have a material adverse effect on our silver concentrate business if alternate smelters and refiners are not available, although we have a diversified customer base and believe that there is sufficient global capacity available to address the loss of any one particular customer.
Our revenue by product category for the financial years ended December 31, 2016 and December 31, 2015 was as follows:

Product Revenue	2016	2015
Gold	65%	63%
Silver	35%	35%
Zinc	—%	2%
Our financial performance is impacted by both gold and silver prices. Precious metals prices were stronger in 2016 than in 2015, with gold averaging $1,251 per ounce and silver averaging $17.10 per ounce, compared to $1,160 per ounce and $15.70 per ounce, respectively, in 2015. Gold price closed at $1,146 per ounce and silver price closed at $16.24 per ounce on December 31, 2016, but both improved above these levels following year end.
SPECIALIZED SKILLS AND KNOWLEDGE
Various aspects of our business require specialized skills and knowledge, including in areas of geology, engineering, drilling, metallurgy, permitting, logistics, planning and implementation of exploration programs as well as legal compliance, finance and accounting. We face competition for qualified personnel with these specialized skills and knowledge, which may increase our costs of operations or result in delays.
COMPETITIVE CONDITIONS
The precious and base mineral exploration and mining business is competitive. Competition is primarily for: (a) mineral properties that can be developed and produced economically; (b) technical experts that can find, develop and mine such mineral properties; (c) labour to operate the mineral properties; and (d) capital to finance development and operations.
We compete with other mining and exploration companies in the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees. There is significant competition for mining claims and leases. Many larger competitors conduct business globally and thus have greater financial and technical resources available to them. If we are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to replace Mineral Reserves, maintain production or grow.

EMPLOYEES
As at December 31, 2016, we employed a total of 1,250 full-time employees and 131 contract employees. The table below sets out our employees at each of the following locations:

Location	Number of Employees
	Full-time	Contract
Vancouver, Canada	34	1
Saskatchewan, Canada	297	1
U.S.	381	6
Argentina	516	119
Mexico	17	4
Peru	5	—
As at December 31, 2016, of the 516 full-time employees in Argentina, 347 were represented by a union. The cessation of San Miguel open pit mining activities in January 2017 has resulted in a significant reduction in our workforce in Argentina.
CORPORATE SOCIAL RESPONSIBILITY
For us, being a responsible corporate citizen means protecting the natural environment associated with our business activities, providing a safe workplace for our employees and contractors, and investing in infrastructure, economic development, and health and education in the communities where we operate so that we can enhance the lives of those who work and live there beyond the life of such operations. We take a long-term view of our corporate responsibility, which is reflected in the policies that guide our business decisions, and in our corporate culture that fosters safe and ethical behavior across all levels of Silver Standard.
Health and Safety
We reflect our commitment to the health and safety of our employees by creating and maintaining a safe working environment and by complying with all applicable health and safety laws, rules and regulations. We acknowledge that there are safety risks associated with our business and, through proactive risk management, continuously aim to minimize and control these risks.
Our safety vision is “Safe for Life”, and our ultimate goal is to deliver safe production every day. Our safety program emphasizes balancing the human and technical aspects of safety: blending leadership behaviors with traditional management activities to create a safe productive culture. We ensure that our workers understand their individual contributions to safe production. In this positive environment, our employees maintain safety awareness, recognizing hazards and analyzing risk in their daily activities. Each employee has established commitments related to their personal and work safety and health behaviors, and each employee is empowered to take the necessary actions to minimize risks. The technical aspects of safety are addressed by identifying critical tasks, establishing policies and procedures and providing appropriate training. Performance measurement and accountability provides feedback and maintains focus on continuous improvement.
Our Board of Directors has established a Safety and Sustainability Committee that, as part of its mandate, is responsible for reviewing our health, safety, security, environmental and community relations policies and practices and monitoring our performance in these areas. The Safety and Sustainability Committee meets and reports to the Board of Directors on a regular basis.

Environmental Protection
Our activities are subject to extensive laws and regulations governing the protection of the environment and natural resources. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations could result in temporary or permanent closure of our mining operations, project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, revocability of property or material capital expenditures. Additionally, environmental laws in the countries in which we operate require that we periodically perform environmental impact studies and updates at our mines. These studies could reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities. See “Risk Factors”.
We undertake a policy of sustainable resource development aimed at the protection of human health and the natural environment. We comply with regulatory requirements and diligently apply appropriate methodologies to protect the environment throughout our exploration, development, mining, processing and closure activities. Our environmental obligations include, but are not limited to, obtaining and maintaining all environmental permits and approvals required for the conduct of our operations, the proper handling, storage and disposal of regulated materials and the timely and accurate submission of required reports to the appropriate government agencies.
We have certain reclamation obligations at our mineral properties, including the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. At the Marigold mine, we engage in concurrent reclamation practices and provide bonds for all permitted features, as part of the State of Nevada permitting process. Current bonding amounts are based on third party cost estimates to reclaim all permitted features at the Marigold mine, with the exception of a few features permitted as permanent, post-mining features. The Bureau of Land Management (“BLM”) and the State of Nevada both review and approve the bond estimate, and the BLM holds the financial instruments providing the bond backing. As at December 31, 2016, the Marigold mine had approved reclamation bond requirements totaling approximately $46.5 million.
At the Seabee Gold Operation, we also have an approved closure plan and financial assurance held by the Province of Saskatchewan. The closure plan addresses all final reclamation requirements as well as the longer term post-reclamation monitoring and maintenance phase. As required by our environmental permits, the closure plan is periodically updated. As at December 31, 2016, the Seabee Gold Operation has reclamation requirements totaling approximately $4.7 million.
At the Pirquitas mine, the present value of our current closure and reclamation cost estimate, to be spent over a number of years, using a discount rate of 10%, is approximately $28.5 million, excluding any salvage value. This estimate is based on conceptual level engineering and will be updated to reflect changes in the life of mine plan and more detailed engineering design. The current closure and reclamation plan addresses a range of closure risks, design criteria and costs that are anticipated in order to comply with internationally accepted practices. It considers both the physical reclamation of the site and the social closure plan for the neighbouring communities for whom the mine provides employment and community support. The closure plan considers the short-term decommissioning and reclamation measures, as well as longer term care and maintenance activities and related costs and risks.
We also have certain reclamation obligations at the Duthie property and the Silver Standard mine property, both located in British Columbia, Canada. In 2016, our reclamation work program at these properties was carried out at a cost of approximately $598,000. Estimated cost for our reclamation work at these properties in 2017 is approximately $331,000.

Community Engagement
Our community relations program is based on open and continuous communication with the members of communities located in our areas of operation. We take a cooperative approach to local development activities to promote sustainable long-term economic and social benefits. In addition, we strive to ensure that local stakeholders have an opportunity for input and dialogue. Projects aimed at assisting and advancing our communities includes training and employment, development of infrastructure and support for education and medical services, among others. At all times, we work to be a partner in the long-term sustainability of the communities in which we operate.
Community support and engagement is well-established at our Marigold mine, and several of our employees are key participants in local development efforts. Our employees work closely with the University of Nevada in Reno to create a graduate program in mining, in addition to providing internships for students and ongoing support to the university. We also support local high schools through scholarships, contribution of equipment and supplies and employee volunteer efforts. In addition, our Marigold emergency response team actively supports the emergency preparedness and wellness in the local community, and has participated in various activities including training drills and delivering flu vaccinations at health fairs.
At our Pirquitas mine, we support the educational system in the Province of Jujuy, Argentina through collaboration with local schools. We have assisted with the renovation of six local educational facilities and with a number of information sessions and educational activities held for students throughout the region. We have also collaborated with the Argentina Ministry of Education to create a program allowing members of local communities, including our employees, to complete their secondary education. In addition, our medical services and health campaigns provide higher health standards and practices in the remote areas in close proximity to the Pirquitas mine. At the Pirquitas health center, we have initiated a general practitioner outreach program for local towns, commenced a dental care program and held numerous illness prevention workshops. We also built two sports centers in 2016 for the surrounding communities. At the Chinchillas project, we supported Golden Arrow in various community engagement programs during the year.
The Seabee Gold Operation is located in northern Saskatchewan, within the traditional territories of the Lac La Ronge Indian Band and the Peter Ballantyne Cree First Nation. Since our acquisition of the operation in May 2016, we have identified training, education and employment of northern communities as priorities for community engagement.
FOREIGN OPERATIONS
Any changes in regulations or shifts in political attitudes in the foreign jurisdictions in which we operate, including Argentina, Mexico, Peru and the United States, are beyond our control and may adversely affect our business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes to such regulations) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. We cannot accurately predict the effect of these factors.
In December 2015, the new Federal Government of Argentina lifted restrictions on foreign currency flows into and out of the country and removed many import restrictions that existed under the previous regime. On February 12, 2016, the Federal Government of Argentina also removed export duties on mineral concentrates. We view these initiatives as generally positive for conducting business in the country, but we continue to fully assess the impact on our business. See “Risk Factors”.
MINERAL PROPERTIES
SUMMARY OF MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES
The following table summarizes as at December 31, 2016 our estimated Mineral Reserves and Mineral Resources. All of our projects noted below are wholly-owned.

	Location	Tonnes millions	Silver g/t	Gold g/t	Lead %	Zinc %	Copper %	Silver million oz	Gold million oz
MINERAL RESERVES:

Proven Mineral Reserves
Seabee Gold Operation	Canada	0.52		6.97					0.12
Total									0.12

Probable Mineral Reserves
Marigold	U.S.	185.00		0.45					2.67
Marigold Leach Pad Inventory	U.S.								0.17
Seabee Gold Operation	Canada	0.85		8.93					0.25
Pirquitas	Argentina	0.08	139.2			0.09		0.4
Pirquitas Stockpiles	Argentina	2.42	118.1			0.40		9.2
San Luis	Peru	0.51	447.2	18.06				7.2	0.29
Total								16.8	3.38

Proven and Probable Mineral Reserves
Marigold	U.S.	185.00		0.45					2.67
Marigold Leach Pad Inventory	U.S.								0.17
Seabee Gold Operation	Canada	1.37		8.19					0.36
Pirquitas	Argentina	0.08	139.2			0.09		0.4
Pirquitas Stockpiles	Argentina	2.42	118.1			0.40		9.2
San Luis	Peru	0.51	447.2	18.06				7.2	0.29
Total Proven and Probable								16.8	3.49

MINERAL RESOURCES:

Measured Mineral Resources (inclusive of Proven Mineral Reserves)
Seabee Gold Operation	Canada	0.81		7.71					0.20
Pitarrilla	Mexico	10.13	91.7		0.70	1.23		29.8
Total								29.8	0.20

Indicated Mineral Resources (inclusive of Probable Mineral Reserves)
Marigold	U.S.	348.30		0.45					4.98
Marigold Leach Pad Inventory	U.S.								0.17
Seabee Gold Operation	Canada	1.43		8.14					0.37
Pirquitas	Argentina	12.88	108.6			1.16		45.0
Pirquitas UG	Argentina	1.83	224.1			5.17		13.2
Pirquitas Stockpiles	Argentina	2.42	118.1			0.40		9.2
Pitarrilla	Mexico	149.82	97.1		0.31	0.83		467.5
Pitarrilla UG	Mexico	5.16	173.5		0.50	1.19		28.8
San Luis	Peru	0.48	578.1	22.40				9.0	0.35
Amisk	Canada	30.15	6.2	0.85				6.0	0.83
Total								578.6	6.70

	Location	Tonnes millions	Silver g/t	Gold g/t	Lead %	Zinc %	Copper %	Silver million oz	Gold million oz
Measured and Indicated Mineral Resources (inclusive of Mineral Reserves)
Marigold	U.S.	348.30		0.45					4.98
Marigold Leach Pad Inventory	U.S.								0.17
Seabee Gold Operation	Canada	2.23		7.99					0.57
Pirquitas	Argentina	12.88	108.6			1.16		45.0
Pirquitas UG	Argentina	1.83	224.1			5.17		13.2
Pirquitas Stockpiles	Argentina	2.42	118.1			0.40		9.2
Pitarrilla	Mexico	159.95	96.7		0.33	0.86		497.3
Pitarrilla UG	Mexico	5.16	173.5		0.50	1.19		28.8
San Luis	Peru	0.48	578.1	22.40				9.0	0.35
Amisk	Canada	30.15	6.2	0.85				6.0	0.83
Total Measured and Indicated								608.4	6.90

Inferred Mineral Resources
Marigold	U.S.	53.60		0.41					0.70
Seabee Gold Operation	Canada	2.56		7.74					0.64
Pirquitas	Argentina	0.91	80.3			1.88		2.3
Pirquitas UG	Argentina	0.94	202.0			6.97		6.1
Pitarrilla	Mexico	9.04	76.6		0.16	0.54		22.2
Pitarrilla UG	Mexico	1.31	139.0		0.85	1.21		5.9
San Luis	Peru	0.02	270.1	5.60				0.2
Amisk	Canada	28.65	4.0	0.64				3.7	0.59
Total Inferred								40.4	1.93

Notes to Mineral Reserves and Mineral Resources Table:

•
All estimates set forth in the Mineral Reserves and Mineral Resources table have been prepared in accordance with NI 43-101. The estimates of Mineral Reserves and Mineral Resources for each property other than the Marigold mine, the Seabee Gold Operation and the Amisk gold project have been reviewed and approved by Bruce Butcher, P.Eng., our Director, Mine Planning, and F. Carl Edmunds, P.Geo., our Chief Geologist, each of whom is a Qualified Person.

•
Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

•	Mineral Resources and Mineral Reserves figures have some rounding applied, and thus totals may not sum exactly. All ounces reported herein represent troy ounces, and “g/t” represents grams per tonne.

•
Metal prices utilized for Mineral Reserves estimates are $1,250 per ounce of gold, $18.00 per ounce of silver and $1.00 per pound of zinc, except as noted below for the San Luis project. Metal prices utilized for Mineral Resources estimates are $1,400 per ounce of gold, $22.50 per ounce of silver, $1.10 per pound of zinc and $3.00 per pound of copper, except as noted below for the San Luis project and the Amisk gold project.

•
The table does not include an estimate of Mineral Resources for the Diablillos project, which we sold to Huayra effective as of November 1, 2016, or the Berenguela project, which we agreed to sell to VAL and expect closing of this transaction to occur in the second quarter of 2017.

•	All technical reports for the properties are available under our profile on the SEDAR website at www.sedar.com or on our website at www.silverstandard.com.

•
“Measured Resources”, “Indicated Resources” and “Inferred Resources” are defined under the heading “Introductory Notes – Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates”. Although Measured Resources, Indicated Resources and Inferred Resources are Mineral Resources confidence classification categories defined by CIM and are recognized and required to be disclosed by NI 43-101, the SEC does not recognize them. Disclosure of contained ounces is permitted under NI 43-101; however, the SEC permits mineralization that does not constitute “reserves” by SEC standards to be reported only as in place tonnage and grade. See “Introductory Notes – Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates”.

Marigold:

•
Except for updates to cost parameters and metal price assumptions, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources are set out in the Marigold Technical Report.

•
Mineral Reserves estimate was prepared under the supervision of Thomas Rice, SME Registered Member, a Qualified Person and our Technical Services Manager at the Marigold mine, and is reported at a cut-off grade of 0.065 g/t payable gold.

•
Mineral Resources estimate was prepared under the supervision of James N. Carver, SME Registered Member, and our Chief Geologist at the Marigold mine, and Karthik Rathnam, MAusIMM (CP), and our Senior Resource Geologist at the Marigold mine, each of whom is a Qualified Person. Mineral Resources estimate is reported based on an optimized pit shell at a cut-off grade of 0.065 g/t payable gold, and includes an estimate of Mineral Resources for mineralized stockpiles. Mineral Resources for mineralized stockpiles were estimated using Inverse Distance cubed.

Seabee Gold Operation:

•
Except for updates to cost parameters, metal price assumptions and mill recovery and dilution to include recent operating results, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources are set out in the technical report entitled “Mineral Resource and Mineral Reserve Estimate Seabee Gold Operation Saskatchewan, Canada” dated December 23, 2013 (the “Seabee Gold Operation Technical Report”). Please see “Mineral Properties – Seabee Gold Operation – Mineral Reserves and Mineral Resources Estimates” for further details.

•
Mineral Reserves estimate was prepared under the supervision of Kevin Fitzpatrick, P.Eng., a Qualified Person and our Engineering Supervisor at the Seabee Gold Operation. Mineral Reserves estimate for the Seabee mine is reported at a cut-off grade of 4.92 g/t gold, and for the Santoy mine is reported at a cut-off grade of 3.65 g/t gold.

•
Mineral Resources estimate was prepared under the supervision of Jeffrey Kulas, P.Geo., a Qualified Person and our Manager Geology, Mining Operations at the Seabee Gold Operation. Mineral Resources estimate for the Seabee mine is reported at a cut-off grade of 4.40 g/t gold, and for the Santoy mine is reported at a cut-off grade of 3.26 g/t gold.

•
Block modelling techniques were used for Mineral Resources and Mineral Reserves evaluation for the Santoy mine and the majority of the Seabee mine. Polygonal techniques were used in areas of historical mining at the Seabee mine.

Pirquitas:

•
Except for the optimized pit constraints and updates in metal price assumptions and cut-off grade used for the Mineral Reserves estimate and value estimation methodology used in the Mineral Resources block model, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources are set out in the technical report entitled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina” dated December 23, 2011 (the “Pirquitas Technical Report”).

•	Mineral Reserves estimate is reported at a cut-off grade of $21.31 per tonne NSR.

•
Mineral Resources estimate for the open pit is reported at a cut-off grade of $22.06 per tonne NSR, constrained within an open pit resource shell. Underground Mineral Resources (Pirquitas UG) are reported below the open pit resource pit shell; Mineral Resources for the Mining Area (which includes San Miguel, Chocaya, Oploca and Potosí zones) are reported at a cut-off grade of $85.00 per tonne NSR; and Mineral Resources for the Cortaderas Area are reported at a cut-off grade of $75.00 per tonne NSR.

•
Mineral Reserves and Mineral Resources in surface stockpiles are reported at a cut-off grade of $23.25 per tonne NSR and $24.00 per tonne NSR, respectively, and were determined based on grade, rehandling costs and recovery estimates from metallurgical testing.

San Luis:

•	Mineral Reserves estimate is reported at a cut-off grade of 6.9 g/t gold equivalent, using a gold price of $800 per ounce and a silver price of $12.50 per ounce.

•	Mineral Resources estimate is reported at a cut-off grade of 6.0 g/t gold equivalent, using a gold price of $600 per ounce and a silver price of $9.25 per ounce.
Pitarrilla:

•
Mineral Resources estimate for the open pit is reported at a cut-off grade of $16.38 per tonne NSR for direct leach ore, using an average recovery of 56% silver, and $16.40 per tonne NSR for flotation/leach ore, using average recoveries of 75% silver, 73% lead and 75% zinc, constrained within an open pit resource shell.

•
Underground Mineral Resources (Pitarrilla UG) are reported below the constrained open pit resource pit shell above a cut-off grade of $80.00 per tonne NSR, using grade shells that have been trimmed to exclude distal and lone blocks that would not support development costs.

Amisk:

•
Mineral Resources estimate was prepared by Sebastien Bernier, P.Geo., Principal Consultant (Resource Geology), SRK Consulting (Canada) Inc., a Qualified Person. Mineral Resources estimate is reported at a cut-off grade of 0.40 grams of gold equivalent per tonne using a price of $1,100 per ounce of gold and $16.00 per ounce of silver inside conceptual pit shells optimized using metallurgical and process recovery of 87%, overall ore mining and processing costs of $15.00 per tonne and overall pit slope of fifty-five degrees.

MARIGOLD MINE
The following disclosure relating to the Marigold mine is based, in part, on information derived from the Marigold Technical Report prepared by James N. Carver, SME Registered Member, Karthik Rathnam, MAusIMM (CP), Thomas Rice, SME Registered Member, and Trevor J. Yeomans, ACSM, P.Eng., each of whom is a Qualified Person under NI 43-101 and an employee of Silver Standard. The Marigold Technical Report is available for review under our profile on the SEDAR website at www.sedar.com. This disclosure has been updated to include information about the Marigold mine subsequent to the date of the Marigold Technical Report.
Project Description, Location and Access
The Marigold mine is located in southeastern Humboldt County, in the northern foothills of the Battle Mountain Range, Nevada, U.S. The mine is situated approximately 3 miles (5 kilometers) south-southwest of the town of Valmy, Nevada. Other nearby municipalities include Winnemucca and Battle Mountain, Nevada, which are located approximately 36 miles (58 kilometers) to the northwest and 15 miles (24 kilometers) to the southeast of the Marigold mine, respectively. Access to the Marigold mine is via a three mile long public road consisting of hard packed clay and gravel, emanating from the Exit 216 off Interstate Highway 80.
The authorized plan of operations (“PoO”) area of the Marigold mine currently encompasses approximately 7,800 hectares, with approximately 2,200 hectares within the PoO permitted for mining-related disturbance. Land and mineral ownership within the PoO for the mine are generally noted as having a “checkerboard” ownership pattern. In 2015, we acquired the Valmy property, a 2,844 hectare land package surrounding portions of the Marigold mine to the east, south and west, which increased our total land holding at the Marigold mine to approximately 10,650 hectares.

We hold a 100% interest in the Marigold mine through our wholly-owned subsidiary, Marigold Mining Company. The surface and mineral rights we hold at the Marigold mine, including with respect to the Valmy property, are comprised of certain real property, unpatented mining claims, and leasehold rights to unpatented mining claims, millsite claims and certain surface lands. Such mineral claims are federally-based and managed by the BLM.
In accordance with each of the leases in respect of which we hold leasehold interests, we are required to make certain NSR royalty payments to the lessors and comply with certain other obligations, including completing certain work commitments or paying taxes levied on the underlying properties. Such NSR royalty payments are determined based on the specific areas of the Marigold mine that gold is extracted from and are payable when the related gold ounces extracted from such areas are produced and sold. The NSR royalty payments vary between 2% and 10% of the value of gold production net of offsite refining costs.
For a discussion of permitting and environmental liabilities at the Marigold mine, see “Infrastructure, Permitting and Compliance Activities” below.

OREGON
IDAHO
CALIFORNIA
UTAH
ARIZONA
NEVADA
Marigold Mine
McDermitt
Humboldt County
Montello
Wells
Winnemucca
Carlin
Elko
Battle Mountain
Pershing County
Washoe County
Lovelock
Lander County
Elko County
Churchill County
Eureka County
White Pine County
Reno
Storey County
Fallon
Austin
Eureka
Virginia City
Carson County
Carson City
Ely
Minden
Yerington
Douglas County
Lyon County
Round Mountain
Hawthorne
Mineral County
Tonopah
Esmeralda County
Nye County
Pioche
Goldfield
Lincoln County
Beatty
Clark County
Las Vegas
Humboldt County
789
Elko County
Winnemucca
80
Marigold Mine
Carlin
Battle Mountain
Pershing County
306
305
Lander County
Eureka County
EXPLANATION
City
Freeway
Highway
Major Road
County Boundary
N

Map of Nevada, U.S. Showing the Location of the Marigold Mine

History
The following is a brief chronological description of mining that has occurred at the Marigold mine prior to our ownership:

•
1938-1968: The first recorded gold production from the property was from the underground mine in 1938. Approximately 9,100 tonnes of ore averaging about 6.85 grams of gold per tonne was processed before World War II halted production. Several unsuccessful attempts to open and operate the mine were made before exploration activities began in 1968.

•
1968-1985: Several companies conducted exploration programs in the Marigold area, completing a total of 126 exploratory drillholes. From 1983 to 1984, the Marigold Development Company excavated a small open pit over the historic underground workings, producing 2,800 tonnes containing 271 ounces of gold. In 1985, Vek/Andrus Associates drilled three holes in the Section 8 area of the property, just northeast from the old underground mine. Following encouraging results from this drilling, Cordex Exploration Co. (“Cordex”), an exploration syndicate composed of, among others, Lacana Gold Inc. (“Lacana”) and Rayrock Mines Inc. (“Rayrock Mines”), leased the Vek/Andrus Associates claim block in September 1985 and began a drilling program in November 1985 that resulted in the discovery of the 8 South ore body.

•
1986-1992: Following further drilling in the 8 South area in the spring of 1986, a joint venture between SFP Minerals Corporation and the Cordex group consolidated some of the land holdings. In March 1988, Rayrock Mines made a production decision on the 8 South deposit and, in August 1989, the first gold doré bar was poured at the Marigold mill. In March 1992, Rayrock Mines purchased a two-thirds ownership interest in the property, and Homestake Mining Company (“Homestake”), which had taken Lacana’s interest through previous corporate mergers, held the remaining one-third ownership interest.

•
1994-2001: In 1994, Marigold became a run of mine (“ROM”) heap leach operation. In March 1999, Glamis Gold Ltd. (“Glamis Gold”) purchased all of the assets of Rayrock Mines, thereby acquiring a two-thirds ownership interest in the Marigold mine, with Homestake continuing to hold the remaining one-third ownership interest. By January 2001, a total of one million ounces of gold had been recovered from the property. In July 2001, Glamis Gold released a revised technical report to present the Mineral Resources and Mineral Reserves for recently discovered mineralization in the “checkerboard” square known as Section 31.

•
2006-2013: In 2006, Glamis Gold merged with Goldcorp, resulting in a subsidiary of Goldcorp holding a two-thirds ownership interest in the Marigold mine, as operator, and Homestake, which had been acquired by Barrick in 2001, continuing to hold the remaining one-third ownership interest. By mid-2009, two million ounces of gold had been recovered from the property.

On April 4, 2014, we completed the acquisition of the Marigold mine from subsidiaries of Goldcorp and Barrick.
The following is a brief chronological description of mining that has occurred at the Valmy property prior to our ownership:

•	1980-1998: Hecla Mining Company (“Hecla”) and Santa Fe Pacific Gold Corp. (“SFP Gold”) completed drilling programs at the Valmy property.

•
1998-2005: Newmont acquired the Valmy property in 1998, and continued exploration activities. Mining operations commenced in 2002 at each of the Valmy, Mud and NW pits, with ore shipped to the North Peak leach pads. Mining activities ceased in 2005. From 2002 to 2005, Newmont mined approximately 196,000 ounces of gold at the Valmy property.

On September 24, 2015, we completed the acquisition of the Valmy property from Newmont.

Geological Setting, Mineralization and Deposit Types
Regional Geology
The Marigold mine is located on the northern margin of the Battle Mountain – Eureka trend of mineralization, in the Battle Mountain Mining district, in north central Nevada, U.S. From east to west, the regional geology of the Basin and Range province is recognized as belonging to four distinct terranes. In western Nevada, accreted island arc and ocean floor rocks predominate; in east-central Nevada, accreted terranes were thrust eastward over cratonic basement; and in eastern Nevada, shelf sediments and a metamorphic belt are mapped.
Local and Property Geology
Three packages of passive margin sedimentary Paleozoic rocks are present at the Marigold mine, all of which host minable gold on the property. In ascending order, these are:

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Valmy Formation: The oldest known rocks in the Marigold area belong to the Ordovician Valmy Formation. These rocks consist of relatively deep water deposits of which three horizons are recognized: a lower succession interbedded quartzite and argillite; an intermediate package composed of meta-basalt, chert, and argillite; and an upper package of quartzite and argillite very similar to the lower unit. The top of the Valmy Formation marks a major regional depositional angular unconformity with the overlying Antler sequence. The contact is clearly marked with the abrupt transition from the underlying deformed fine to medium grained sedimentary rocks to the coarse clastic material of the Battle Formation.

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Antler Sequence: The Antler sequence is composed of Pennsylvanian to Permian-aged rocks assigned to three formations: the basal Battle Formation; the Antler Peak Limestone; and the Edna Mountain Formation. These formations consist of a sequence of continental shelf sediments including conglomerate, sandstone, limestone, chert and barite that were deposited in marine basins and troughs adjacent to the paleo-highland of Ordovician Valmy Formation. The Antler sequence rocks are relatively un-deformed except for Basin and Range fault offsets or tilting due to rotation along normal faults. The contact with the overlying Havallah sequence is unconformable and the Golconda thrust forms the boundary between them.

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Havallah Sequence: The uppermost package of Paleozoic rocks exposed is the Mississippian-Permian Havallah sequence. The Havallah is an assemblage dominated by siltstone, meta-volcanic, chert, sandstone and carbonates. These deep water marine units were obducted, as the sequence was pushed eastward along a basal thrust onto partially contemporaneous continental shelf sediments. It is believed that both the age and distance of transport along the thrust is unclear, although evidence for tectonism is strong with the sequence being highly deformed and sliced into numerous blocks of contrasting rock types and structural style by both low and high angle faults.

At the Marigold mine, late Cretaceous narrow, or thin, porphyritic granodiorite to dacite dykes and sills are exposed in outcrop or by mining. These dykes generally intrude the stratigraphic package at high angles and trend northwest. Tertiary and Quaternary alluvium with intercalated tuff horizons and occasional basalt flows covers two-thirds of the bedrock geology on the property.
Mineralization
Sulphide mineralization occurs in favorable horizons and structural locations within sedimentary host-rocks and is a mix of pyrite, arsenopyrite, free gold, and assorted auriferous sulfides. Oxide mineralization was formed by the weathering of the sulphide mineralization as uplift and erosion exposed the deposit to the near surface environment. Ground water penetrated the Marigold deposits along fractures and faults and, over time, the sulphide minerals were oxidized. In the process of weathering, microscopic gold was liberated from sulphide material and deposited along with secondary minerals such as limonite and other oxide materials along fractures within the rocks.

The table below provides the key stratigraphic and structural elements controlling the mineralization at each deposit:

Deposit Name	Main Control on Mineralization	Host Rock	Length (m)	Width (m)	Thickness (m)	Preferred Trend in Plan
Antler	Favorable host rock	Antler- quartzite and argillite	722	177	40	NS
Basalt	Favorable host rock	Valmy-quartzite, argillite meta-basalt	1000	325	25	NS
Target II	Favorable host rocks and structural intersections	Edna Mtn, Antler, Battle conglomerate Valmy-quartzite	700	100	30	NS
Mackay	Favorable host rocks and steep structures	Valmy-quartzite	3600	700 – 900	Number of zones up to 30	NS
8 South (included in Mackay North)	Favorable host rocks and structures	Edna Mtn and Antler Peak Limestone	300	100	Up to 35	NS
5 North Phase 1	Favorable host rocks	Edna Mtn	260	90	10	NS
5 North Phase 2	Steep structure and favorable host rocks	Antler Peak Limestone	250	50	20	NNW
Valmy	Favorable host rocks and structures	Valmy-quartzite	3600	700 – 900	Up to 60	NS
Deposit Types
The deposits at the Marigold mine have been described as a “distal-type sediment-hosted gold-silver deposit”, related to Cretaceous to Eocene magmatism. Such deposits are similar to “Carlin-Type deposits”, but have been described as a sub-class or derivation of Carlin-Type deposits in the past 15 years. The result is that exploration is directed using well-established geological models and geochemical vectors. Surface exploration techniques such as geophysical and geochemical surveys are selected based on those most suited to the particular deposit type. Geophysical surveys are designed to define the location of faults and fault corridors, and geochemical soil sampling programs are designed to target the trace elements associated with distal-type sediment-hosted gold-silver deposits. Once anomalies and indicators are discovered by surface programs, drilling is planned and executed to investigate them.
Exploration
After our acquisition of the Marigold mine, we initiated a review of the exploration activities conducted by previous owners. Based on this review, we initiated a gravity survey at a grid spacing of approximately 150 meters by 150 meters in areas not previously covered by a gravity survey. The main objective of this work was to delineate possible fluid conduits or feeder structures for the Marigold mineralization.
The data processing involved removal of spurious anomalies produced by dumps and leach pads. The survey successfully defined and confirmed the north-south structural zone as well the north-east and north-west structures. Coupled with other historical geophysical programs conducted by previous owners of the Marigold mine, this information has provided a more complete structural understanding of the subsurface geology at the property to aid in our exploration program.
Exploration activities in 2016 included a pre-faulting reconstruction of the geology over our entire land package. This work yielded significant interpretative conclusions which identified several near surface oxide targets. In the third quarter of 2016, we expanded our gravity survey coverage to include portions of the Valmy property and Marigold mine, including the additional lands to the east, south and west of the original Marigold mineral claims. This data, together with our understanding of the sub-surface geology, was used to select drill sites for our deep sulphide exploration program targeting a high grade style of mineralization.

Drilling
Prior to our acquisition of the Marigold mine, as at December 31, 2013, a total of 6,860 drillholes for approximately 1,357,412 meters of drilling had been completed. The first hole was drilled in 1968 and drilling continued sporadically until 1985, when Cordex began systematic exploration of the 8 South area. Prior to our acquisition of the Valmy property, Hecla, SFP Gold and Newmont completed a total of 866 drillholes for approximately 109,107 meters of drilling.
Since acquiring the Marigold mine in April 2014 and the Valmy property in September 2015, we have completed a total of 524 drillholes for 122,330 meters of drilling, as set out in the table below.

Drilling Program	Company	No. RC Holes	RC Meters(1)	No. Diamond Holes	Diamond Meters(1)	Total Holes	Total Meters(1)
1968-1985	Various exploration and mining groups	126(2)	7,037(2)	‑(2)	‑(2)	126	7,037
1985-1999	Cordex and Rayrock Mines	2,350	333,325	8	2,176	2,358	335,501
1999-2006	Glamis Gold	2,498	484,619	8	2,030	2,506	486,649
1980-2012	Newmont and other mining groups (Valmy property)	851	108,070	15	1,037	866	109,107
2006-2013	Goldcorp	1,856	520,163	14	8,063	1,870	528,226
2014	Silver Standard	116	21,653	1(3)	1,235(3)	117	22,888
2015	Silver Standard	134	36,710	4	4,270(4)	175(5)	43,340(5)
2016	Silver Standard	231	55,147	1	955	232	56,102
Total		7,542	1,566,724	51	19,766	8,250	1,588,850
Notes:

(1)	Drill lengths converted from feet to meters. Figures have rounding applied. Exact totals prior to 2014 in feet can be found in the Marigold Technical Report.

(2)
No documentation of drilling method at the Marigold mine is available for these drillholes. However, before reverse circulation (“RC”) drilling became widely adopted in the mid-1980s, conventional single tube drilling was often relied upon as the exploration drilling technique. It is suspected that single tube drilling was used during this time period, with only occasional diamond drillholes utilized. These drillholes are located in areas that have been mined or are outside of the current Mineral Resource area of the Marigold mine.

(3)
Only one diamond core drillhole was completed at the end of 2014, for a total of 1,235 meters. Two diamond core drillholes were in progress, and the total diamond core drilled during 2014, including the completed diamond core drillhole, was approximately 2,829 meters.

(4)	Four HQ core drillholes, including the two HQ core drillholes in progress in 2014, were completed in 2015, totaling 4,270 meters of HQ core.

(5)	Includes an additional 2,360 meters of drilling in 37 sonic drillholes in mineralized stockpiles.
1980 to 2006 Drilling Programs
Drilling at the Marigold mine from 1985 to 1994 mainly targeted the high grade zone (greater than 1.71 grams of gold per tonne) in the 8 South deposit with a focus on gold recoverable in a mill and cyanide gold recovery circuit. In 1994, as these higher grade zones were depleted, the decision was made for the operation to migrate to a ROM heap leach operation. Consequently, the exploration strategy was adjusted to explore for and discover large tonnage ore deposits with average grades equal to or greater than 0.34 grams of gold per tonne.
Drilling activities commenced at the Valmy property in 1980, and were focused on shallow lower grade oxide mineralization amenable to ROM heap leach operations. Hecla and SFP Gold carried out drilling programs between 1980 and 1998, identifying the Valmy deposit. Exploration activities conducted by Newmont from 1998 to 2005 were mainly focused on infill drilling at the Valmy pit and also identified the Mud and NW pit deposits.

2006 to 2013 Drilling Programs
Goldcorp and Barrick supported ongoing near mine exploration work at the Marigold mine between 2006 and 2013. This included capital funds for development drilling for mineral conversion and expensed funding for exploration drilling to discover additional Mineral Resources. This exploration work led to the discovery of mineralization in the Red Dot area, while the development work grew the Antler and Basalt deposits into one larger open pit with discovery and definition of additional Mineral Resources near and between these two deposits. Subsequent exploration drilling campaigns have expanded on the potential for an area which encompasses the 8 South, 8 North, 8 Deep and the Terry Zone North deposits, all of which comprise the Mackay North exploration area.
2014 to 2016 Drilling Programs
In June 2014, we initiated a program of infill and exploratory RC drilling, which targeted the discovery of near-surface gold mineralization proximal to the open pits and the upgrading of Inferred Mineral Resources to Indicated Mineral Resources. By the end of 2014, we had completed RC drilling on gold oxide targets in the Mackay, Mackay North, 5 North and 8 South areas. In 2014, we also began a deep sulphide exploration project to evaluate the potential for a high-grade underground mineral deposit at the Marigold mine and completed one core drillhole to 1,235 meters depth.
In 2015, we continued our Mineral Resources development drilling program, completing RC drilling and sonic drilling in the mineralized stockpiles. Two additional mineral centers referred to as the 8D and HideOut areas were discovered during 2015, in addition to the extension of Mineral Resources in the 8 South pit extension (“8Sx”) area that was discovered in late 2014. We also continued our deep sulphide exploration project, completing a total of 4,270 meters of diamond core drilling in four drillholes.
In 2016, exploration activities focused on drilling oxide resource targets at the HideOut area and the adjoining Valmy property. The objectives of our drilling activities were Mineral Resources to Mineral Reserves conversion around the 8Sx, Terry Zone North, HideOut, Mud and Valmy pits, and Mineral Resources discovery at the Crossfire, East Basalt and Battle Cry targets on the Valmy property. We also completed a further 955 meters of core drilling in one drillhole as part of our deep sulphide exploration project.
Sampling, Analysis and Data Verification
Exploration activities by each of Rayrock Mines, Glamis Gold and Goldcorp have contributed the majority of the assays in the Marigold database spanning the period from 1985 to 2013. Sampling and analytical procedures are known and documented covering this period, and it is assumed that analytical information prior to 1985 has no impact on the current Mineral Resources, as those volumes containing samples collected prior to 1985 have been mined out.
The majority of the samples that inform the Marigold database were generated from RC drill cuttings. In general, the practice for the collection of RC samples has changed very little since 1985; however, there have been numerous sequential improvements in sample preparation, security and analysis to date. As an operating mine, Marigold generally followed and has continued to follow industry best practices.
There is an extensive sample storage facility at the Marigold mine that preserves the raw sample material which supports the Marigold database. Most of the laboratory pulp reject (since 1987), coarse reject (since 2006) and split diamond drill core are catalogued and stored securely in shipping containers on the property.
For our 2014 to 2016 drilling programs, the RC drillholes were 5.5 inches (14 centimeters) in diameter and water was injected to aid the drilling and to suppress fugitive dust. One RC sample was collected for every five foot (1.5 meter) interval drilled and one RC sample was collected every 10 foot (3 meter) interval in mineralized stockpiles and backfills. The RC samples were split by a wet rotary splitter and collected directly into a pre-numbered (drillhole number and footage) sample bag, which eliminated any double handling of the sample. A field duplicate sample was collected at every 250 feet (76 meters), which represents 2% of the total samples in a drillhole, as a quality control (“QC”) check. The splitter has two sample collecting spouts and these were used to collect the two samples. Representative RC chip samples were collected using a sieve and these were stored in matching labelled compartmentalized chip trays. The chip trays were numbered to coincide with the drillhole and sample numbers. The numbered sample bags and RC chip trays were provided to the drilling contractor by Marigold geologists or geotechnicians, and the drilling contractor collected the samples and filled the chip trays. A truck mounted “TRUSONIC” sonic drill was used for drilling in the mineralized stockpiles and backfill using 4 to 6 inch (10.2 to 15.2 centimeter) diameter sonic tools. These samples were placed in plastic tubes as the stockpiles were cored with the sonic drill and composited at 10 foot (3 meter) intervals, with a sample split of these composites then sent to the laboratory for analysis. The remaining sonic rock samples were stored and used by the Marigold metallurgical department for column leach testing. Five HQ core holes were also drilled at various depths with the core being placed into numbered and labeled core boxes and picked up at the drill by Marigold geologists, and then transported to the core shed for logging, photography and splitting at designated intervals for assay. Each of the core holes were surveyed with an acoustic televiewer instrument by COLOG for oriented structural data. The RC chip trays were transported to the logging shed while the drill samples for assay RC, core and sonic were taken to the onsite laboratory or dispatched to the ISO 17025 certified American Assay Laboratories (“AAL”) facility in Sparks, Nevada. AAL is independent from Silver Standard.
Sampling and analytical procedures carried out by each of Hecla, SFP Gold and Newmont at the Valmy property have been documented and are similar to those procedures carried out at the Marigold mine. Upon our acquisition of the Valmy property in September 2015, Newmont provided the representative chip samples collected from the exploration programs in chip trays for all the drillholes in the Valmy database and the laboratory pulp rejects and coarse rejects for the drilling programs carried out by Newmont. We surveyed the preserved drillhole collars from the previous exploration programs, and the results of the survey showed no errors in the collar data received from Newmont. We also carried out a quality assurance (“QA”)/QC drilling program at the Valmy property in 2016 to verify the analytical data provided by Newmont and no issues were identified.
Sample Preparation and Analysis
Until the end of 1999, fire assay with a gravimetric finish was the preferred analytical method for gold in samples submitted for analysis. Since then, all samples have been subjected to first pass gold cyanide solution assay, which if above 0.17 grams of gold per tonne was followed by a fire assay determination with gravimetric finish (for the onsite Marigold laboratory), or fire assay with atomic absorption spectroscopy finish and fire assay with gravimetric finish for overlimits, at commercial laboratories.
During our 2014 to 2016 drilling programs, all samples generated from RC drilling, except for six drillholes in 2014, were prepared and assayed at AAL. All samples were fire assayed with Inductively Coupled Plasma (“ICP”) finish, which if above a cut-off grade of 0.10 grams of gold per tonne was followed by a cyanide solution assay. A total of six drillholes drilled in 2014 as a part of the sterilisation program to condemn the area demarcated for waste dump in Section 29 of the Marigold mine was prepared and assayed at the onsite laboratory. These samples were subjected to first pass gold cyanide solution assay, which if above a cut-off grade of 0.10 grams of gold per tonne was followed by a fire assay determination with gravimetric finish.
All of the core generated from our deep sulphide exploration project from 2014 to 2016 was logged and split at site. The samples were fire assayed with ICP finish followed by multi-element ICP analysis at AAL. The split diamond core, coarse rejects and laboratory pulp rejects were stored securely in shipping containers on the property.
All of the samples generated from our drilling program at the Valmy property in 2016 were first subjected to a fire assay with atomic absorption spectroscopy or gravimetric finish. If the sample assayed above 0.17 grams of gold per tonne, a cyanide soluble assay with atomic absorption spectroscopy finish was carried out.
Quality Control Procedures
In 2014, we compiled all available QA/QC data from the Marigold exploration drillhole database and contracted AMEC Americas Limited (“AMEC”), which is independent from Silver Standard, to review the adequacy of the historical QA/QC methods and results. As historical QA/QC procedures at the Marigold mine did not meet current standard best practices, we collected a spatially and temporally representative selection from the well-preserved drillhole sample pulps (from the years 1987 to 2013) stored at the property and sent these to AAL for analysis. The aim of this re-assay program was to check the assay quality, i.e., accuracy and precision, from the laboratories that were used during these years. Drillhole sample pulp material was not available for the period 1968 to 1987.

In total, 2,562 pairs of sample pulps were collected from storage. Certified reference material and “blanks” were inserted into the pulp sample list at the rate of one certified reference material and one pulp duplicate in 20 samples and one blank in 50 samples, and these pulps were then submitted to AAL for analysis. The 2014 pulp re-assay program returned values which did not demonstrate any systematic errors in the accuracy or precision of analytical assays from the period 1987 to 2014. The results from the 2014 pulp re-assay program show the quality of the assay analysis only, and give no indication of other potential sampling errors at any stage of the sample collection and preparation stage.
During 2015, we undertook a program to re-assay historic samples (the “Assay Program”) with the objective of identifying low grade ore that was not included in the existing Mineral Reserves. A total of 97,950 samples from within the planned life of mine production areas were sent to AAL for assaying in 2015. During 2016, we completed the Assay Program, with a total of 55,073 additional samples sent to AAL for assaying. Results from the Assay Program carried out in 2016 were consistent with results achieved in 2015, and the Assay Program has provided better spatial definition of the lower grade portions of the Mackay pit.
As part of the QC protocol for our 2014 to 2016 drilling programs, we inserted 5% of certified reference material, 2% of blanks and 2% of field duplicates into the sampling stream and, with respect to the Assay Program, we inserted 5% of certified reference material and 2% of blanks into the sampling stream. QC sample data was monitored on a real-time basis (upon receipt of data from the analytical laboratory) to ensure that sample batches with control sample data were within acceptable limits and those batches outside the limits were re-submitted for analysis in a timely manner. QC samples included eight reference standard samples, unmineralized blank samples and field duplicate samples. The certified reference material was purchased from ROCKLABS. Based on the results of the standard control samples, the assay data generated is unbiased and accurate, and suitable for use in our Mineral Resources estimate. Blank control samples indicated that sample cross-contamination was not an issue during the analytical work. The variability in the field duplicate control sample assays were within acceptable levels of precision.
Data Verification
In 2014, as part of the data verification process, AMEC was commissioned to review the Marigold database for material issues that might impact on the preparation of our Mineral Resources estimate. AMEC was also retained to assess the impact on the database of drillholes that were missing downhole surveys and to check for indications of possible downhole grade contamination in the RC drilling. AMEC identified no critical flaws in the Marigold database.
Apart from the AMEC review, the following data verification steps were conducted:

•	Ongoing input into exploration drilling and real-time involvement in planning and location of drillholes, regular field checks on drill and sampling systems.

•	Downhole survey validation for major deviations and laboratory assay data validation for anomalous assay value and failure of internal QC samples.

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The elevations of all drillhole collar co-ordinates surveyed were checked against the original/current/depleted topographic surfaces for a variation of more than 20 feet (6.1 meters) and no discrepancies were noted.

•	Re-logging of select drillholes to confirm lithology for sectional interpretation. A number of drillholes were found to have a rock formation identified incorrectly.

•	Profiles of all mined out pits, backfilled pits and dumps cross checked and incorporated to the current mining topography.

•	Database checks with iterative correction for any anomalies (generally typographic errors, including mislabeled drillhole numbers, sample interval mismatches or any other data entry errors).

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Approximately 10% of the data or 93,957 records from the entire drillhole database from approximately 500 drillholes out of 6,864 were manually checked between August 2012 and June 2014, against the original hard copies for data entry errors. Less than 1% of the drillholes had any issues, and these were corrected.

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All of the drillhole assay data that has been gathered or generated from the sampling of drilling work by Silver Standard during 2014 and 2015 has been verified against original hard copies of the laboratory’s assay certificates for any data entry errors.

Two major technical issues were identified with the Marigold database: drillholes missing downhole surveys; and some samples were only assayed by cyanide soluble analysis and not by fire assay. However, based on the verification steps and adjustments outlined and the results of the drillhole interval sample pulp re-assay program in 2014, the exploration data (including collar, survey, lithology and assay data) is suitable for use in the generation of our Mineral Resources and Mineral Reserves estimates.
During our 2014 to 2016 drilling programs, all of the drillholes, except for two RC drillholes, were downhole surveyed and all the samples were fire assayed and samples greater than the cut-off grade of 0.10 grams of gold per tonne were assayed by cyanide soluble method. All assay data was provided directly to us by AAL and directly entered into the Marigold database. A randomly selected proportion (10%) of the 2014 to 2016 data in the database was cross-checked against the hard copies of assay certificates, logging sheets, downhole survey and collar worksheets, and no errors were noted.
Sample Security
The bulk of the sample values in the Marigold assay database are for samples analyzed at the secure on-site Marigold laboratory. Samples shipped off-site were either delivered to a commercial laboratory by a Marigold geologist or technician, or were collected by employees of the Marigold laboratory, and all samples were sent with a manifest listing the number of samples included in the shipment. Exploration personnel are unaware of any instances of tampering with samples either on site or in transit to a laboratory.
During our 2014 to 2016 drilling programs, core, sonic and RC samples were in the custody of our Marigold exploration team from collection through labeling and bagging. Thereafter, such samples were in the custody of AAL, who transported the samples from site to its laboratory in Sparks, Nevada. We are not aware of any deliberate attempts to compromise samples.
Mining Operations
Marigold uses a standard open pit mining method with a current mining rate of approximately 210,000 tonnes per day. The property undertakes conventional drilling and blasting activities with a free faced trim row blast to assure stable wall rock conditions.
Mining is done on 50 foot (15.2 meter) benches for pre-stripping waste and 25 foot (7.6 meter) benches for ore. Loading operations take place mainly with three primary loading shovels. Backup loading is done with a front end loader. Waste and ore haulage is performed with a fleet of 290 tonne primary haulers. In 2016, we purchased three used 290 tonne haul trucks at the Marigold mine, one of which replaced a rental unit, thereby expanding the haul truck fleet to 21-290 tonne haul trucks.
With the low grade nature of the Mineral Reserves and Mineral Resources at the Marigold mine, such large, efficient and cost effective machinery must be utilized for mining. All processing of ore, which is oxide in nature, is done on ROM heap leach pads, which is a cost effective method to recover the gold produced. Waste is hauled to storage locations near the mining pits to minimize haulage costs.
Processing, Recovery and Metallurgical Testing
The Marigold processing plant and facilities incorporate standard industry ROM heap leaching, carbon adsorption, carbon desorption and electro-winning circuits to produce a final precious metal (doré) product. ROM ore is delivered to the leach pad and stacked in 40 foot (12.2 meter) lifts. In 2016, we completed the construction of a new leach pad, and the heap leach pad now consists of 21 separate cells. Approximately 4.3 million square feet (400,000 square meters) of pad area are leached at any given time.

Barren leach solution (cyanide bearing solution, very low in gold grade) is applied selectively to different areas of the pad. The leach solution is pumped to the leach pad and the pregnant solution (gold bearing) from the leach pad is then collected in a pregnant solution pond(s) before it is pumped to carbon column trains where gold is absorbed from solution onto activated carbon. Carbon loaded with gold is taken from the carbon columns and transported to the process facility where gold is stripped from the carbon by solution. The precious metal bearing solution is passed through electro-winning cells where metals are plated out. The plated material is retorted for mercury removal and drying prior to smelting for final precious metal recovery.
Cumulative gold produced from the leach pads is equivalent to 71.3% recovery; whereas total gold recovery including recoverable gold inventory in the leach pads is estimated at 73.8%. Gold recovery from future ores is estimated to be 73%, based on reviews of historical data and metallurgical test work on future ores.
Infrastructure, Permitting and Compliance Activities
Infrastructure
The Marigold mine has significant infrastructure existing onsite for delivering power and water to the various mine shops, heap leach pads, and process and ancillary facilities. Electrical power is supplied from NV Energy, Inc. via an existing 120 kV transmission line and routed through a 25 kV grid. Water is supplied from three existing groundwater wells located on the property, and we own groundwater rights collectively allowing up to 3,134 million liters of water consumption annually, the majority of which is used as makeup water for process operations. Approximately 5,300 liters per minute of fresh water is required during peak periods in the summer months. The water is primarily consumed by retention in the leach pads, evaporation, processing operations and dust suppression.
The infrastructure facilities at the Marigold mine include ancillary buildings, offices and support buildings, access roads into the plant site, source of electrical power and power distribution, source of fresh water and water distribution, fuel supply, storage and distribution, waste management and communications. The property is located in a favorable area for natural resource development with significant existing resources to support the mining industry.
Environmental, Permitting and Social Responsibility
Given that significant portions of the Marigold mine exist on public lands administered by the BLM, the BLM is the primary permitting agency and our activities undergo environmental evaluation by the BLM. Past permitting actions were conducted under BLM authority as part of the regulations under the National Environmental Policy Act (“NEPA”), which require various degrees of environmental impact analyses dictated by the scope of the proposed action. We are currently preparing a further Environmental Impact Statement (“EIS”) to permit a new optimization plan to enable all pits to be mined to their planned maximum depths. In the normal course of operations planning, environmental baseline studies were initiated in 2013 to support the EIS process. We have a reasonable expectation that all necessary operating permits will be granted within required timeframes to implement our life of mine plan. At present, there are no known environmental issues that impact our ability to extract Mineral Resources at the Marigold mine.
We hold active, valid permits for all current facets of the mining operations at the Marigold mine as required by county, state and federal regulations, with the exception of any mining potentially conducted below the water table. We also engage in concurrent reclamation practices and are bonded for all permitted features of the Marigold mine, as part of the State of Nevada permitting process.
We have an extensive monitoring program in place at the Marigold mine for both groundwater quantity and quality, as well as seasonal surface water quantity and quality. Results from this program as well as long-term trend data is reported to both state and federal agencies. Air, geochemical, vegetation, wildlife, and industrial health monitoring are also conducted regularly according to permit requirements. Agency representatives conduct routine compliance inspections on a quarterly basis.

State regulatory requirements mandate a formal closure plan be filed two years prior to the facility actually commencing closure. The BLM and State of Nevada both require a tentative closure plan as part of normal NEPA and operating permit requirements. These closure plans in respect of the Marigold mine have been filed and maintained, which, in conjunction with standard reclamation and re-vegetation of all disturbed areas, include discussions on removal of most infrastructure, monitoring and notably long-term heap leach drain down solution management.
There are currently no outstanding negotiations or social requirements regarding operations at the Marigold mine. Community support and engagement is well-established and will continue, with regular updates provided by mine management to local stakeholders and regulators.
Capital and Operating Costs
The capital and operating cost estimates derived for the Marigold mine are based on a combination of historical data and budgetary estimates.
Capital costs are considered to be sustaining capital and are estimated to be $210.6 million for the life of mine, which does not include capitalized stripping or capitalized exploration costs. The life of mine capital costs estimate is shown in the table below.

Capital Costs	Total ($ Millions)
Mining Equipment	31.0
Capitalized Equipment Maintenance	113.6
Processing	38.0
G&A/Permitting/Other	28.0
Total Capital Costs	210.6
The life of mine operating costs estimate is $7.10 per tonne of processed ore. The breakdown of estimated operating costs for the life of mine is shown in the table below.

Operating Costs	$/tonne processed
Mine Operations	5.37
Processing	1.12
G&A	0.61
Total Operating Costs	7.10
Exploration, Development and Production
During 2016, we completed the Assay Program, which had the objective of identifying low grade ore that was not included in the existing Mineral Reserves. Mineral Resources expansion drilling exceeded expectations in the East Basalt pit area, where 14 drillholes were completed during the fourth quarter of 2016, with the majority intersecting mineralization at or above Mineral Resources average grade. In addition, drilling adjacent to the dormant Valmy pit continued to demonstrate the presence of higher grade structural trends beyond the south east corner of the pit.
Based on our exploration activities and considering other improvements to the Marigold mine in 2016, including the addition of three haul trucks, on September 15, 2016, we reported an updated production and cost outlook for the Marigold mine over the period from 2017 to 2021. Based on the five year outlook, the Marigold mine is expected to average 220,000 ounces per year producing between 200,000 and 240,000 ounces of gold each year over this period, representing a forecasted 20% increase in annual gold production compared to the Marigold Technical Report. In line with recent experience, sustaining capital expenditures are expected to range from $20 million to $35 million per year over the period and account for additional leach pad capacity that will be required for the increase in ore tonnes and replacement and maintenance of mine fleet for the extended mine life. The forecasted higher production at lower cash costs, with the drive to extend mine life, is expected to support higher future operating cash flows.

SEABEE GOLD OPERATION
The following disclosure relating to the Seabee Gold Operation is based, in part, on information derived from the Seabee Gold Operation Technical Report prepared by B. Skanderbeg, P.Geo., and on information reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a Qualified Person under NI 43-101 and an employee of Silver Standard. The Seabee Gold Operation Technical Report is available for review under the Claude Resources profile on the SEDAR website at www.sedar.com. This disclosure has been updated to include information about the Seabee Gold Operation subsequent to the date of the Seabee Gold Operation Technical Report.
Project Description, Location and Access
The Seabee Gold Operation is located in the La Ronge Mining District at the north end of Laonil Lake, approximately 125 kilometers northeast of the town of La Ronge, Saskatchewan and about 150 kilometers northwest of Flin Flon, Manitoba. The operation consists of two operating mines, the Seabee mine and the Santoy mine complex, a central milling facility and permanent camp facilities. The Santoy mine complex is located approximately 14 kilometers east of the Seabee mine, and includes the Santoy 8 and Santoy Gap deposits. Access to the Seabee Gold Operation is by fixed wing aircraft from La Ronge or Flin Flon to a 1,275 meter airstrip located on the property.
The current land position at the Seabee Gold Operation comprises an area of approximately 23,700 hectares. In 2016, we signed an option agreement with Eagle Plains to acquire up to an 80% interest in the Fisher project, located adjacent to the Seabee Gold Operation, which consists of 53 mineral claims and approximately 34,175 hectares and doubles our prospective land position. See “Exploration, Production and Development” below for further details.
We hold a 100% interest in the Seabee Gold Operation through our wholly-owned subsidiary, Claude Resources. The surface and mineral rights we hold at the Seabee Gold Operation are comprised of six mineral leases and 40 mineral claims staked or acquired by Claude Resources. The original ten quartz mineral claims covering the Seabee mine site were consolidated into a single mineral lease (ML 5519) granted by the Provincial Crown in November 1999. In January 1999, after fulfilling the conditions of an option agreement and obtaining a 100% interest in the Currie Rose property, which adjoins the Seabee mine site, a portion of such claims were converted to a mineral lease (ML 5520). Each of ML 5519 and 5520 were renegotiated in June 2002 and expire in 2025. Additional mineral leases were added during 2007 at Santoy 7 (ML 5535) and Porky West (ML 5536), during 2009 at Santoy 8 (ML 5543), and during 2013 at Santoy Gap (ML 5551) and are currently in good standing. The Seabee Gold Operation is currently producing from mineral leases ML 5519, ML 5543 and ML 5551. We are required to pay certain annual rental and mining land taxes for the Seabee Gold Operation and comply with certain other obligations, including completing certain work commitments, to maintain our mining leases and mineral claims in good standing.
The Seabee Gold Operation is subject to certain production and NSR royalties payable to third parties. In 2007, Claude Resources entered into a royalty agreement pursuant to which a basic royalty at fixed amounts per ounce of gold production was granted, along with a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold. Subsequent to December 31, 2016, we exercised our call right under the royalty agreement to purchase the equity of the holder of the basic royalty, effectively terminating this royalty obligation. With respect to the NPI, prior to any NPI payment, we are entitled to recover various expenditures, working capital, operating losses, interest charges and asset retirement obligations relating to production at the Seabee Gold Operation. These expenditures are calculated on a cumulative basis and, at December 31, 2016, the cumulative carry forward amounts remained in a deficiency position under the royalty agreement. The NPI expires on December 31, 2017.
In 2014, Claude Resources entered into a royalty agreement to grant a 3% NSR royalty to Orion Mine Finance Fund on gold sales from the Seabee Gold Operation, with such payments paid quarterly in cash or in physical gold at the average price of gold in each calendar month. In the first quarter of 2016, Claude Resources also granted a 1% NSR royalty on gold production from certain acquired mineral claims adjacent to the north portion of the Seabee Gold Operation. We have an option, which does not expire, to repurchase half or 0.5% of this 1% NSR for C$1.0 million.
The Seabee Gold Operation is also subject to royalty payments to the Province of Saskatchewan. Such payments are calculated on 10% of net operating profits and become payable once capital and exploration costs are recovered. To date, there have been no royalty payments made to the province.

For a discussion of permitting and environmental liabilities at the Seabee Gold Operation, see “Infrastructure, Permitting and Compliance Activities” below.
Map of Canada Showing the Location of the Seabee Gold Operation
History
The following is a brief chronological description of mining that has occurred at the Seabee Gold Operation prior to our ownership:

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1947-1983: The area around Laonil Lake has been intermittently explored since the 1940s, with gold first discovered in 1947 by prospectors acting on behalf of Cominco Inc. (“Cominco”). Between 1947 and 1950, Cominco conducted an extensive program of prospecting, trenching, geological mapping and diamond drilling. In 1958, Cominco applied for and was granted 10 quartz mining leases covering the Seabee property. From 1974 through 1983, Cominco conducted detailed drilling and exploration.

•	1983-1985: In 1983, Cominco sold the Seabee property to BEC International Corporation, who subsequently sold the property to Claude Resources.

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1985-1988: In June 1985, Claude Resources optioned the Seabee property to Placer Development Limited (subsequently Placer Dome Inc., “Placer”). Placer carried out an extensive exploration program, which included geologic mapping, trenching and stripping, geophysical, geochemical, environmental and metallurgical studies, as well as surface drilling. At the completion of this program, Placer allowed its option to expire in June 1988 and returned the property to Claude Resources.

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1988-1991: Claude Resources initiated geological compilation and analytical studies designed to correlate and substantiate the work done by Placer. Cominco Engineering Services Limited (“Cominco Engineering”) conducted bulk sampling and drilling as part of a feasibility study. A.C.A. Howe International Limited (“A.C.A. Howe”) completed a Mineral Reserves estimate in December 1988, and Cominco Engineering submitted a positive Feasibility Study in August 1989, as revised in May 1990. Claude Resources made the decision to put the deposit into production and construction of the Seabee mine began in the summer of 1990. The mill was completed in late 1991, and mining commenced at the Seabee mine in December 1991.

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1992-2011: In 1998, prospecting and mapping was conducted and several new veins were discovered, including the Porky West zone in 2002 and two significant deposits (Santoy 7, Santoy 8 and Santoy 8 East) in 2004 and 2005. Permit applications for an all-weather access road and bulk sampling were submitted in 2005, and permitting was granted to bulk sample the Santoy 7 and Porky West zones. In 2007, commercial production was attained at the Santoy 7 deposit. In 2008, an economic study was conducted to evaluate the Mineral Resources at Santoy 8 planned for mining. Portal construction and surface infrastructure for the development of the Santoy mine complex were initiated in late 2009. Environmental studies were completed and permits were received for commercial mining of the Santoy 8 and Santoy 8 East deposits in 2010. Underground development continued in 2010, and the Santoy mine complex advanced towards the commercial production decision made during the second quarter of 2011.

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2012-2015: The 2012 and 2013 exploration programs focused on exploring the Santoy Gap deposit and its relationship to the Santoy 8 deposit body. In February 2013, the shaft extension project at the Seabee mine was completed to reduce trucking distance and ore handling, resulting in lower diesel consumption, reduced maintenance costs and improved ventilation. In 2014, the ventilation raise at the Santoy Gap deposit was completed, which marked a milestone in driving increased productivity to advance the ore body towards safe and sustainable production, and longhole production was initiated at the Santoy Gap deposit. During 2015, an underground drill chamber was completed to begin drill testing the Santoy 8 plunge continuity.

On May 31, 2016, we completed the acquisition of Claude Resources and the Seabee Gold Operation.
Geological Setting, Mineralization and Deposit Types
Regional Geology
Northern Saskatchewan forms part of the Churchill Province of the Canadian Shield. It has been subdivided into a series of lithostructural crustal units, and the section containing the Seabee Gold Operation has been termed the Glennie Lake domain of the Proterozoic Trans-Hudson Orogen. The Trans-Hudson Orogen is divided into two distinctive zones: the Cree Lake Zone, composed of Early Proterozoic continental-shelf sedimentary rocks that overlie the Archean Hearne Province; and the Reindeer Zone consisting of mid-oceanic ridge basalts, oceanic island-arc basalts, inter-arc volcanogenic sedimentary rocks, and molasse-type sedimentary rocks. Plutonic rocks of various ages and compositions intrude the supracrustal sequences. The Glennie Lake domain is one of the components of the Reindeer Zone.
Local and Property Geology
The Seabee Gold Operation is located within the northern part of the Pine Lake Greenstone Belt, which has a strike-length in excess of 50 kilometers. The belt comprises a variety of geochemically distinct tholeiitic mafic volcanic rocks formed in juvenile island arc settings along with contemporaneous mafic intrusive rocks, volcaniclastics, sediments and felsic intrusions with a relatively wide range in age. Metamorphic grade across the belt ranges from upper greenschist to upper amphibolite, with the Seabee Gold Operation hosted in the latter. The entire Pine Lake Greenstone Belt has been complexly folded by at least four major phases of deformation that can be observed across the property and elsewhere in the Glennie Lake domain.
The Seabee Gold Operation can generally be subdivided into three main geologic domains:

•	Seabee Mine: The Seabee mine area is hosted within a coarsely layered mafic intrusion dominated by gabbro in the mine sequence;

•	Santoy: The Santoy area is hosted within sequences of mafic volcano-sedimentary rocks that are separated by generally north-south trending thrust faults; and

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Porky: The Porky area is a mineralized trend hosted along a 12 kilometer long, openly folded unconformity separating arenaceous sedimentary rocks of the Rae Lake synform to the north from mafic volcanic rocks of the Seabee mine area to the south.

Mineralization
The Seabee mine gold deposits (2 Vein and 5-1 Shear hosted deposits, including the L62) are hosted in shear structures within the Laonil Lake Intrusive Complex. Gold mineralization occurs within an extensive network of sub-parallel shear structures which crosscut the Laonil Lake Intrusive Complex. Vein mineralogy is dominantly quartz with pyrite, pyrrhotite and chalcopyrite with accessory tourmaline and carbonate. Silicification is the most common alteration type. Gold mainly occurs in the free form as finely disseminated flakes and films replacing pyrite or at sulphide boundaries. The higher grade gold values are often associated with sections rich in sulphides or at vein junctions.
Gold mineralization at the Santoy mine complex gold deposits (Santoy 7, Santoy 8, Santoy 8 East and Santoy Gap) is hosted in “calc-silicate” altered shear structures with diopside-albite +/- titanite-bearing quartz veins, and occurs in gold-sulfide-chlorite-quartz veins in the shear zones, near or in the granodiorite and granite sills. Diopside-albite calc-silicate alteration facies are spatially hosted with ore and are the main host to gold mineralization in the Santoy 8a and Santoy Gap 9A, 9B and 9C zones. Santoy Gap is a mafic volcanic hosted deposit occurring along a major inflexion of the Santoy Shear zone between the Santoy 7 and Santoy 8 deposits.
The brittle-ductile lode gold system that has formed the Porky deposits (Porky Main and Porky West) is hosted along a thick corridor of calc-silicate altered mafic volcanic and arenaceous sedimentary rocks that straddle a major unconformity along the southern margin of the Rae Lake synform. The Porky West deposit is characterized by the same calc-silicate alteration package as the Porky Main deposit, although the unconformity and arenites host most of the auriferous quartz veins at Porky West.
The table below provides the key stratigraphic and structural elements controlling the mineralization at each deposit:

Area	Deposit Name	Main Control on Mineralization	Host Rock	Strike-length (m)	Vertical Extent (m)	Thickness (m)	Preferred Trend in Plan
Seabee	L62	Quartz-tourmaline veins in shear zones	Laonil Lake Intrusive Complex gabbro	150	700	1 to 11	E
	2 Vein	Quartz-tourmaline veins in shear zones	Laonil Lake Intrusive Complex gabbro	1,800	1,400	2 to 7	ENE
	5-1 Shear	Quartz-tourmaline veins in shear zones	Laonil Lake Intrusive Complex gabbro	800	1,100	1 to 11	ENE
Santoy	Zone 7	Quartz veins in diopside-albite (calc-silicate) altered shear zones	Mafic metavolcanic rocks and lesser dioritic to granodioritic sills	330	120	2 to 10	N
	Zone 8	Quartz veins in diopside-albite (calc-silicate) altered shear zones	Mafic metavolcanic rocks and lesser dioritic to granodioritic sills	600	500	2.5 to 7	NW
	Zone 8 East	Quartz veins and flooding in sheared and isoclinally folded granodiorite	Granodiorite stock in fold nose near hangingwall contact with mafic metavolcanic rocks	200	250	1.5 to 15	NNW
	Gap	Quartz veins in diopside-albite (calc-silicate) altered shear zones	Mafic metavolcanic rocks and lesser dioritic to granodioritic sills	650	650	2 to 30	NW
Porky	Porky Main	Quartz veins in diopside-chlorite-actinolite (calc-silicate) altered shear zones	Mafic metavolcanic rocks and to a lesser extent arenaceous sedimentary rocks	280	180	1 to 4	SSE
	Porky West	Quartz veins in silicified calc-silicate altered shear zones	Arenaceous sedimentary rocks and to a lesser extent mafic metavolcanic rocks	400	250	1.5 to 12	E

Deposit Types
Each of the Seabee mine, Santoy mine complex and Porky deposits are host to mesothermal, quartz-vein hosted lode gold deposits developed in major brittle-ductile to ductile shear systems. The gold mineralization delineated at the Seabee Gold Operation exhibits complex geometrical patterns arising from a combination of structural and/or lithological controls.
Exploration at the Seabee Gold Operation is guided by applying techniques consistent with the identification of quartz veining characteristic of lode gold systems. Surface exploration, in particular, utilizes airborne magnetic data to identify structural corridors and asymmetrical features, folds and other locales that are known to host gold on the property. This is used in conjunction with regional and detailed outcrop mapping to identify major zones of shearing and alteration, of which calc-silicate variety tends to be the most prospective at the Seabee Gold Operation. Geochemical soil sampling focused on gold and trace element vectors associated with Seabee-style gold mineralization is used as a regional exploration technique, and has been successful in identifying gold mineralization across the property. Once targets have been sufficiently delineated by these methods, diamond drilling at wide spacing is used to test the structural or mineralized systems which would allow for our minimum-threshold deposit size to be identified based on observed local grade.
Exploration
After our acquisition of the Seabee Gold Operation, we initiated a review of the exploration activities conducted by previous owners. We also completed an exploration program which included detailed mapping of the Herb West and Santoy Lake areas with accompanying soil sampling submitted for gold assay. Historically, the Herb West area was mapped by Placer and Claude Resources, but did not see significant drilling until 2015. Results from grab sampling and minor soil sampling included a few anomalous occurrences but no new showings or gold-in-soil trends were discovered. Mapping will continue in additional areas further to the north and east as additional shear zones are targeted within the Herb West area.
The Santoy Lake mapping area extends from Santoy Lake to the west end of the Santoy mine complex. Soil sampling over the same area resulted in the recovery of 501 soil samples over a grid east of Santoy Lake. Soil samples were taken every 25 meters on lines spaced 200 meters apart. Although no significantly anomalous trends were identified during the first phase of sampling, the most prospective areas of the soil grid lie to the east and west of the 2016 program area.
Drilling
Prior to our acquisition of the Seabee Gold Operation, as at December 31, 2015, a total of 2,037 surface drillholes for approximately 389,281 meters of surface drilling and 4,818 underground drillholes for approximately 861,514 meters of underground drilling had been completed.
For the year ended December 31, 2016, a total of 51 surface drillholes for approximately 19,817 meters of surface drilling and 306 underground drillholes for approximately 65,021 meters of underground drilling were completed, as set out in the table below.

Drilling Program	Company	No. Surface Holes	Surface Meters(1)	No. Underground Holes	Underground Meters(1)	Total Holes	Total Meters(1)
1947-1988	Various mining companies (Cominco, Claude Resources, Placer)	278	35,419	77	6,491	355	41,910
1989-2012	Claude Resources	1,742	344,415	4,190	724,858	5,932	1,069,273
2013-2015	Claude Resources	17	9,447	551	130,165	568	139,612
2016	Claude Resources / Silver Standard	51	19,817	306	65,021	357	84,838
Total		2,088	409,098	5,124	926,535	7,212	1,335,632
Note:

(1)	Figures have rounding applied.
1947 to 1988 Drilling Programs
Between 1947 and 1950, Cominco identified four gold-bearing structures or zones on the Seabee property. In 1961, Cominco conducted its drilling program as part of an overall review of the known property data. In 1974, Cominco drilled to test additional vein structures, and commenced a further drilling program in 1982-1983, but did not complete the entire program before selling the property.
Upon its acquisition of the property, Claude Resources conducted drilling to corroborate Cominco’s prior work and property estimates. From June 1985 to June 1988, pursuant to an option agreement with Claude Resources, Placer carried out an extensive surface drilling program.
1989 to 2012 Drilling Programs
Santoy Area
In 1998, work crews conducted basic prospecting and mapping and discovered several new veins at the Santoy area. In 2002, these targets were drill-tested with encouraging results. The Santoy area became the subject of an ongoing exploration program with significant deposits (Santoy 7, Santoy 8 and Santoy 8 East) outlined in 2004 and 2005. The 2005 drilling program was devoted to the Santoy 8 and Santoy 8 East zones, and was carried out to test the north-northwest plunge and dip extensions of the mineralized shear structures outlined in previous drill campaigns.
During 2007, infill drilling continued at Santoy 7 and Santoy 8 to provide more accurate information for proposed mine plans. A drilling program carried out at Santoy 8 and Santoy 8 East provided 25-meter infill data to a depth of 250 meters on the deposits, as well as testing strike and plunge extensions.
Exploration during 2010 continued with a drilling program targeting the Santoy Gap area as well as infill and extension drilling in proximity to Santoy 8. The program was designed to test the Santoy Shear system between the Santoy 7 and Santoy 8 deposits, as well as the down plunge continuity of the Santoy 8 and Santoy 8 East deposits. Historic drill testing of the Santoy Shear system was focused on relatively shallow drillholes with 200 meter spacings. Results from the 2010 program outlined continuity at depth for both the Santoy 8 and Santoy 8 East deposits, and provided encouraging results from the Santoy Gap area.
During 2011, drilling defined the Santoy Gap deposit located between 400 and 900 meters north of the Santoy 8 deposit. Multiple high-grade intervals were intercepted, expanding the strike length and width of the mineralized system. During 2012, exploration focused on exploring the Santoy Gap deposit and its relationship to the Santoy 8 deposit to depths up to 750 meters. Infill and exploration drilling continued to confirm and expand the Santoy Gap system, with drilling completed in and around the Santoy Gap lens and along the Santoy Regional Shear zone. In addition to extending the mineralized system, the program discovered a sub-parallel lens to the Santoy Gap deposit, approximately 150 meters to the east.

Currie Rose Property
In 1995, drilling was conducted at the Currie Rose property to test certain gold bearing structures identified during a prospecting program carried out in the prior year. In 1996, drilling defined the 10 zone, which is adjacent to the western boundary of the Seabee property. The 1997 drilling program encountered veins that were interpreted as extensions of the Seabee 10 and 2c Vein structures. The 1999 drilling program focused on an area of the Currie Rose property to the south and west of the mine trend.
As a follow-up to the preceding year’s program, most of the drillholes in 2000 were collared to the west of ML 5520 in the Bird Lake area, exploring for mineralized structures parallel to the Seabee 2 Vein. Other targets in the Porky Lake and Pine Lake areas were also tested. In 2001, six more remote target areas (Scoop, Porky, Herb, Pine, East and West Bird Lakes) were explored. Testing splays and parallel structures, this drilling encountered anomalous gold values within variably sheared host rocks.
In 2002, drilling was focused on a laterally extensive geochemical soil anomaly on the west shore of Porky Lake, which lies three kilometers north of the Seabee mine, and on a series of quartz-bearing shear structures north and east of the No. 5 ramp access. Such drilling resulted in the discovery of the Porky West zone, and produced isolated high gold values over narrow widths at the No. 5 ramp access.
The 2003 drilling program was conducted at the Porky West zone with the objective of delineating this mineralized structure to depth and along strike. This drilling resulted in the discovery of an arenite-hosted high-grade lens named the west zone. The 2004 drilling program included delineation drilling at the Porky Main and Porky West zones and exploratory drilling on the eastern limb of the Porky Lake anticline, also targeting the contact between the mafic metavolcanic rocks and feldspathic arenite.
During 2009, a small diamond drilling program was completed, which extended the Porky West ore shoots down plunge. In 2010, exploration focused on the preliminary evaluation of the Neptune target, located approximately six kilometers north of the Seabee mine. Exploration efforts in 2011 included drilling designed to test the 1.8 kilometer strike length of the soil anomaly to vertical depths of up to 250 meters. In 2012, further drilling at the Neptune target confirmed the sporadic nature of the gold-bearing system.
2013 to 2015 Drilling Programs
The 2013 surface drilling program targeted the down plunge extension of the Santoy Gap and Santoy 8 deposits. Two of the three step-out drillholes returned high grade intercepts, interpreted to extend the Santoy Gap mineralized system down plunge to 650 meters depth and extend Santoy 8’s mineralized system 400 meters below the base of the Inferred Mineral Resource. These step-out drill intercepts expanded the footprint of the Santoy mine complex.
The 2014 underground drilling program was designed to define and expand Mineral Reserves and Mineral Resources at the Santoy Gap. Results showed high grade and excellent widths that were hosted within three distinct vein systems, namely Santoy Gap 9A, 9B and 9C. The primary focus of the 2015 underground drilling program was on the infill and expansion of Mineral Reserves and Mineral Resources at Santoy Gap. In addition to the 2015 drilling program at Santoy Gap, an additional 6,000 meter drilling program was initiated to target the plunge continuity of the Santoy 8 deposit. Drilling results from the Santoy Gap up-dip program demonstrated the potential for Mineral Reserve and Mineral Resource expansion. Further drilling results within, down-dip and down plunge of the Santoy Gap Mineral Resource increased confidence in the continuity of the deposit at depth.
2016 Drilling Program
The objective of the 2016 drilling program was to increase and convert Mineral Resources to Mineral Reserves. During 2016, we completed an underground diamond drilling program to upgrade Inferred Mineral Resources and explore further the extensions to the Santoy 8A and Santoy Gap deposits. From surface, drilling was conducted to upgrade the up plunge extension of the Santoy Gap 9A, 9B and 9C Mineral Resources and to complete deeper infill drilling on the Santoy 8A Inferred Mineral Resources.

At the Seabee mine, five drillholes of a planned seven drillhole program were completed on the 15 Vein target, which is a mineralized structure offset along the 19 shear. At the Carr target, located near surface and four kilometers along strike to the north from the Santoy mine complex, we drilled approximately 2,500 meters in nine drillholes over a two-kilometer strike length. At the Herb West target, located 2,200 meters west-north-west of the Seabee mine, we drilled approximately 1,130 meters in four drillholes. Results from drillholes at these three targets revealed shear-hosted quartz-veining structures with gold-bearing sulphide mineralization and warrant follow-up drilling.
Sampling, Analysis and Data Verification
Sample Preparation and Analysis
As a detailed description of each drillhole is logged, including detailed documentation of rock quality and core recovery, any zones of potential mineralization are marked off for sampling, together with three to five samples in both the hanging and foot walls. Samples average one to 1.5 meters in width with 0.3 meter widths taken in places for geological interpretation purposes. This sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria.
Samples are chosen based on geology. Lode gold mineralization in the greenstone belts explored have shown through historical exploration programs to have the economic concentrations of gold located within the visually identifiable quartz-sulphide bearing dilation or shear zones within the host rocks. However, our field geologists are also trained to sample any other interval in the core that may have mineralization associated with it, such as simple increases in sulphide mineral content or quartz veining not associated with a known zone.
Once the drillhole has been logged and marked for assay, the core is transferred to the core splitting facility and the selected sections are sawn, bagged and sealed using strict cleanliness guidelines. These sealed and labeled bags are then put into large tubs or sacks that are then sealed with security tags for transport to an approved offsite laboratory.
All samples are assayed by the non-accredited assay lab at the Seabee Gold Operation. Duplicate check assays are conducted at the Seabee Gold Operation as well as TSL Laboratories Inc. (“TSL”) in Saskatoon, Saskatchewan, an ISO/IEC Standard 17025 accredited laboratory. TSL is independent from Silver Standard. In addition, we conduct an extensive QA/QC program, which includes the insertion of blanks, duplicates and standards, as further described below. Results of the spot checks are consistent with those reported. Two hundred gram samples are pulverized until greater than 80% passes through a 200 mesh screen. Thirty gram pulp samples are then analyzed for gold by fire assay with gravimetric finish (0.01 grams of gold per tonne detection limit).
Quality Control Procedures and Data Verification
Our QA program at the Seabee Gold Operation provides the degree of certainty required to use the resulting data as the basis for further exploration and development. Such program involves the routine placement of control samples to monitor the performance of the laboratories we use, including TSL, all of which are ISO certified and approved and independent from Silver Standard. Each batch of samples that goes into a laboratory’s furnace has at least one known powder from a suite of standards purchased from recognized laboratories, resulting in a frequency of 1 in 20, or 5%. A blank sample of a coarse-grained quartz-rich rock is inserted after every sample containing the occurrence of visible gold. During any definition drilling program for the calculation of Mineral Resources, a frequency of one control sample in every 10 samples is used, with a blank following any occurrence of visible gold. Pulp duplicates are run every tenth sample by the laboratory.
Our QC program reviews results from the above control samples and makes the required decisions to either accept the data from each individual batch or to reject the data and request a re-run of a batch. A batch is rejected if the result for the standard exceeds the tolerance of the 95% confidence level stated on the certificates that accompany each standard. With respect to coarse-grained blanks, a batch is rejected if the result is more than 3 times the detection limit of the laboratory. With respect to pulp duplicates, the failure trigger is not as clear-cut due to the lode-gold nature of the mineralization. However, batches will start to be considered for re-run where the duplicates are greater than ±10%.

Sample Security
Drill core is monitored from the moment it is taken out of the ground until it is split and the samples are delivered to the laboratory door. Unauthorized personnel are not permitted access to the drill machines or the core logging and splitting facilities. Samples split for assay are double-bagged within the splitting facility with coded security tags and the laboratory receiving the samples reports any tags that are broken or any sample bags that appear to have been tampered with.
Mining Operations
We use a variety of mining methods to extract ore from the deposits at the Seabee Gold Operation. The selection of the method is dependent upon a variety of factors, including, among others, orebody geometry, dip, location, personnel and equipment availability. The major mining methods include each of the following:

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Longhole Mining: Most of the mining is completed by longhole mining. This method is employed in steeply dipping orebodies. Stope strike length is determined based on geotechnical conditions. Cemented backfill or waste rib pillars are used to maximize ore recovery and minimize dilution.

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Avoca Longhole Mining: In areas with parallel vein structures, appropriate access along strike of the ore body allows for avoca mining. Ore is blasted at one end of an open stope while dry waste rock fill is added to the other end to limit the length of the exposed wall in order to control and minimize hanging wall dilution.

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Alimak Mining: In narrow ore zones or zones with significant capital development requirements, alimak mining is employed to minimize development requirements. Alimak mining requires an upper and lower access point between which an alimak raise is excavated. Production activities can be conducted from the alimak raise itself, or from a development drift excavated off the raise.

At the Seabee mine, the ore zones are accessed by a ramp driven to the 1,200 meter level, and the shaft and hoisting facility provides ore and waste transport to surface, with the ore then conveyed to the mill. At the Santoy mine complex, mining efforts are currently focused on the Santoy Gap deposit. Access to the deposit is by a ramp driven to the 400 meter level, and ore and waste are transported to surface and then to the mill along the all-weather road.
Production at the Santoy Gap deposit is the main contributor of total production at the Seabee Gold Operation. Mineral Reserves and Mineral Resources estimates for the Santoy Gap deposit continue to be important and represent an opportunity due to their proximity to permitted mine infrastructure, low development cost and near-term production potential.
Processing, Recovery and Metallurgical Testing
The mill process consists of a three stage crushing circuit, a three stage grinding circuit, a gravity circuit, followed by cyanide leaching. The leached gold is collected in a carbon-in-pulp circuit, stripped and collected on stainless steel mesh cathodes by electrowinning. The product from electrowinning is refined into doré bars in a bullion furnace.
Mineralogy is generally well-understood, as mining of material at the Seabee Gold Operation has been conducted for over 25 years. The mill has processed ore from a variety of different zones with an average recovery of approximately 96.7%.
Metallurgical testing at laboratories and other facilities is used mainly to investigate potentially deleterious mineralogy and to determine if the test material will perform within acceptable operational ranges. After deposits have been brought into production, estimates of metallurgical performance are primarily based on operational experience.

Metallurgical testing was conducted by Claude Resources during late 2006 and early 2007 for each of the Porky West and Santoy 7 ore zones as part of an economic study. The test consisted of bulk samples of ore batched thru the mill, and indicated recoveries between 90% and 97% using the existing cyanide leach circuit with a gravity concentrator. This mill test was useful in the determination of head and tailings grades, process and reagent requirements, and effluent. No significant issues were identified in any of these criteria with respect to the Porky West and Santoy 7 ore bulk samples. Metallurgical testing of the Santoy Gap ore has not been completed, although mineralogically it is very similar to the Seabee and Santoy 8 ore that is currently being processed.
Such metallurgical tests were primarily for the purpose of qualifying the type of ore as well as metallurgical recoveries. Ore is labelled either “Seabee Type” or “Not Seabee Type”, based on the type of mineralogy and the associated deleterious metals. Such tests also identified the presence of deleterious minerals and other possible problems. On occasion, bulk samples have been processed and monitored through the mill circuit.
All Mineral Reserve and Mineral Resource data is quoted at full grade value with no mill correction factors built in. Mill recoveries are considered in the development of an operating cut-off grade for the Seabee Gold Operation.
Mineral Reserves and Mineral Resources
Mineral Resources at the Seabee Gold Operation are generated by block modeling techniques utilizing Geovia GEMS software. Wireframes are created for all geologic domains hosting the orebodies at the Seabee and Santoy deposits. Block model interpolations are constrained to these geologic domains. Normal kriging is currently used as the interpolation method. Spatially converted diamond drillhole and development assays are used for the interpolation of grade. Geostatistical top cut analysis is conducted and applied to each geologic domain. Block dimensions are 3 meters by 3 meters by 3 meters. Assay lengths are composited to 1.5 meters and top cuts are applied to the composited grade. A combination of linear semi-variography and 3D semi-variography is performed on the cut composite data to determine the search ellipse parameters and variograms to be used. Mineral Resource classification is based on a number of factors, including search ellipse dimensions, mine development, chute continuity and drillhole density.
The major portion of Proven and Probable Mineral Reserves occur within the well-defined shoots currently being mined. The following mining and economic factors are well-established and have been applied to those Mineral Resources thereby resulting in their conversion to Mineral Reserves:

•	External dilution can range from 2% to 40%, and averages approximately 11%. Alimak stopes are cable bolted and longhole stopes are backfilled to minimize external dilution.

•	Operating recovery ranges from 94% to 96%. Parameters used for dilution and operating recovery are based on ongoing reconciliations of stope designs, mucked tonnage and CMS surveys.

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The specific gravity used in estimating Mineral Reserves and Mineral Resources varies by zone and ranges in value from 2.80 to 2.90. The specific gravities are based on regular test work at the Seabee Gold Operation.

Infrastructure, Permitting and Compliance Activities
Infrastructure
The Seabee Gold Operation hosts permanent facilities to support all mining operations and accommodate personnel. The operation includes a central milling facility and camp facilities, which include room, board, dining and recreation facilities. Employees are employed in the mill, underground operations, surface maintenance, electrical, catering, surface, diamond drilling and technical services areas. The majority of these employees are on a two week-in and two week-out rotation, and are flown to site from various points across Canada with a significant portion from northern Saskatchewan.
Equipment and bulky or heavier supplies are trucked to the site via a 60 kilometer winter road from Brabant Lake on Highway 102. The winter road is typically in use from January through March. An all-weather road providing access from the Seabee mill to the Santoy mine complex was completed in 2006 and continues to be upgraded.

Electrical power is provided by a transmission line to the operation by the provincial power authority, Saskatchewan Power Corporation. During 2009, the construction of a power line extension from the Seabee mine to the Santoy mine complex was completed. The Seabee Gold Operation is connected to a 138 KV hydroelectric power line from Island Falls, Saskatchewan. The supply of potable water is obtainable locally through a potable water system.
Regulatory approval was received in 1991 to deposit mill effluent and tailings into the dewatered East Lake. By the end of 2004, the East Lake Tailings Management Facility (“TMF”) was near capacity and a new TMF at Triangle Lake was proposed. Conditional regulatory approval to deposit tailings in Triangle Lake was obtained in 2004. The TMF at Triangle Lake includes two containment dams, the North Dam and South Dam, at the north and south ends of the Triangle Lake basin, respectively. The North Dam provides tailings containment between Triangle Lake and Pine Lake, while the South Dam diverts surface runoff from the lowlands south of Triangle Lake and provides tailings containment. Capital investments at the Seabee Gold Operation in 2017 include the replacement of the current water treatment plant related to tailings water discharge.
The Seabee Gold Operation’s current TMFs have the capacity to store tailings from milling ore from the Seabee mill until approximately 2020. We are currently in the process of planning tailings capacity expansion beyond 2020 to support the extension of the Seabee Gold Operation’s mine life and provide additional capacity to process ore from the Santoy mine complex.
Environmental, Permitting and Social Responsibility
The Seabee Gold Operation has been the subject of mining activities since 1991. Impacts of mining on the local environment are generally the result of the deposit of tailings and associated mine effluents. Surface and groundwater monitoring are undertaken as required under applicable Provincial and Federal regulations.
Contamination of the local watershed is mitigated by the collection and treatment of run-off from many of these sources. Noise levels are not an issue due to the distance of the Seabee Gold Operations from the nearest community. Operations do not significantly impact the local air quality.
A Preliminary Decommissioning and Reclamation Plan for the Seabee Gold Operation was updated and filed with the Government of Saskatchewan’s Ministry of Environment in 2007 following a compilation of existing site data gathered from internal records and background studies conducted by external consultants. The closure plan addressed issues involving environmental protection and public safety and assessed water quality, rehabilitation and reclamation, while considering the future use of the site. An updated decommissioning plan for the Seabee Gold Operation was submitted in April 2011 and received regulatory approval in December 2013. As required by applicable laws, a subsequent update was filed in January 2017 and is currently undergoing regulatory review.
Capital and Operating Costs
The capital and operating cost estimates derived for the Seabee Gold Operation are based on a combination of historical data and budgetary estimates.
Capital costs are considered to be sustaining capital and are estimated to be C$113.4 million for the life of the Seabee Gold Operation. This total does not include capitalized exploration costs. The life of mine capital costs estimate is shown in the table below.

Capital Costs	Total (C$ Millions)
Mine Development	58.6
Tailings	10.0
Other sustaining capital	44.8
Total Capital Costs	113.4

The life of mine operating costs estimate is C$151.70 per tonne of processed ore, net of mine development costs as per the table above. The breakdown of estimated operating costs for the life of mine is shown in the table below.

Operating Costs	C$/tonne processed
Mine	54.74
Maintenance	22.12
Processing	28.10
G&A	46.74
Total Operating Costs	151.70
Exploration, Development and Production
On October 6, 2016, we announced an option agreement with Eagle Plains to acquire up to an 80% interest in the adjacent Fisher project, which lies south on strike from the ore deposits at Santoy Gap and Santoy 8A. To earn a 60% interest in the Fisher project, we are required to spend C$4 million in exploration expenditures, including C$400,000 for the 2016 exploration program conducted by Eagle Plains. In addition, we made a C$100,000 cash payment at closing and are required to make C$75,000 annual cash payments for each of the four years of the option period. Upon earning the 60% interest in the Fisher project, we will have an option to earn an additional 20% interest, for a total of 80%, by making a cash payment of C$3 million, at which time an 80%/20% joint venture with Eagle Plains will be formed to advance the property. Eagle Plains will retain a 2.5% NSR royalty, subject to reduction on certain claims by underlying NSR agreements, which may be reduced by 1% at any time upon payment of C$1 million by the joint venture until commencement of commercial production. We may terminate the option agreement at any time.
In 2017, exploration expenditures are anticipated to be incurred targeting conversion of Mineral Resources to Mineral Reserves at Santoy Gap and Santoy 8 as well as Mineral Resource discovery adjacent to the Seabee mine, along the Santoy Shear trend, and at multiple targets present on existing Seabee Gold Operation claims and on the Fisher project. Capital investments in 2017 are expected to include improvement of gravity recovery in the plant, ventilation improvements at the Santoy mine complex and water treatment plant related to tailings water discharge.
PIRQUITAS MINE
The following disclosure relating to the Pirquitas mine is based, in part, on information derived from the Pirquitas Technical Report prepared by Dr. Warwick S. Board, P.Geo., R. Bruce Kennedy, P.E., and Trevor J. Yeomans, ACSM, P.Eng., each of whom is a Qualified Person under NI 43-101. The Pirquitas Technical Report is available for review under our profile on the SEDAR website at www.sedar.com. This disclosure has been updated to include information about the Pirquitas mine subsequent to the date of the Pirquitas Technical Report.
Project Description, Location and Access
The Pirquitas mine is located in the Puna de Jujeña region of northwestern Argentina in the Province of Jujuy, approximately 355 kilometers northwest of the city of San Salvador de Jujuy. There are two main access routes to the Pirquitas mine from San Salvador de Jujuy. Heavy transport vehicles generally follow Highway 9 northwards from Jujuy to Purmamarca, then turn to the northwest on paved road No. 52 and then turn onto gravel road No. 16 heading to the town of Susques. From there, gravel road No. 70 and Highway No. 40 are followed northwards to the mine. The second route to the Pirquitas mine from San Salvador de Jujuy follows Highway 9 northwards along the Humahuaca Valley to the town of Abra Pampa. From there, gravel roads Nos. 7 and 70 and Highway No. 40 continue westwards to the mine site.

The mine consists of semi-contiguous mineral exploitation concessions covering a total area of 3,621 hectares. It also includes surface rights covering an area of approximately 7,500 hectares, which can be used for purposes such as housing, infrastructure facilities, processing plants, waste and tailing disposal sites, and other facilities to support mining operations. In Argentina, each cateo has an exclusive right to be convertible into an exploitation concession once a mineral discovery has been made. To maintain this cateo, we were required to make a one-time “canon” payment and present to the mining authority a minimum exploration work program and schedule, and other payments may be required as operations progress. The term of a cateo is based on its area: 150 days for the first unit (500 hectares), and an additional 50 days for each unit thereafter, up to a maximum of 20 units. After a period of 300 days, 50% of the area over four units (2,000 hectares) must be dropped. At 700 days, 50% of the area remaining over four units (2,000 hectares) must be dropped. Time extensions may be granted to allow for situations such as bad weather and difficult access.
We hold a 100% interest in the Pirquitas mine through our wholly-owned subsidiary, Mina Pirquitas, LLC (formerly known as Mina Pirquitas, Inc. and Sunshine Argentina, Inc. (“Sunshine Argentina”)), which has registered a branch in Argentina. We are also the freehold title holder of the area covered by the surface rights.
Under Argentina’s mining laws, exploitation concessions are considered “real property” and give the concessionaire the rights to recover pre-determined metals from the subsurface vertically underneath the concession for an unlimited period of time, as long as the concessionaire complies with its obligations. In order to maintain our rights to the exploitation concessions, we are required to make annual fee or “canon” payments to the Argentine government and to exploit such concessions. The Pirquitas mine is also subject to provincial royalties at a rate of 3% on a NSR basis.
For a discussion of permitting and environmental liabilities at the Pirquitas mine, see “Infrastructure, Permitting and Compliance Activities” below.

PIRQUITAS PROJECT
BOLIVIA
PARAGUAY
BRAZIL
URUGUAY
CHILE
ARGENTINA
N
Jujuy
Salta
Salta
Formosa
Tucuman
Chaco
Misiones
Catamarca
Santiago Del Estero
Corrientes
La Rioja
Santa Fe
Cordoba
Entre Rios
San Juan
Santa Fe
Cordoba
Rosario
San Luis
Pacific
Mendoza
BUENOS AIRES
Buenos Aires
La Pampa
Mar del Plata
Nequen
Nequen
Bahia Blanca
Rio Negro
Atlantic
Chubut
Ocean
Comodoro Rivadavia
Santa
Gobernador Gregores
Puerto San Julian
Ocean
Cruz
Rio Gallegos
0 100 200 300
KILOMETRES
Silver Standard
RESOURCES INC.
PIRQUITAS PROJECT
ARGENTINA
LOCATION MAP
NOV. 2002
SCALE: AS SHOWN

Map of Argentina Showing the Location of the Pirquitas Mine

History
The following is a brief chronological description of mining that has occurred at the Pirquitas mine prior to our ownership:

•	1932-1935: Tin placer deposits were first discovered in the area in 1932. Dredging of the tin placers commenced in 1933.

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1935-1990: The bedrock source of the tin placers was discovered in 1935 and mining of the tin and silver lodes started soon thereafter. Reported total metal production during this time is estimated to be approximately 25 million ounces of silver, 20 million pounds of tin from placer deposits and 40.1 million pounds of tin mined from the vein systems.

•
1995-2000: Sunshine Argentina acquired the Pirquitas property in a bankruptcy auction in November 1995, with the transfer of the property occurring in May 1996. Sunshine Argentina’s exploration program included survey control, geophysical surveys, geological mapping, sampling and drilling. All accessible underground workings were sampled and mapped. Sunshine Argentina also conducted extensive diamond and RC drilling from surface as well as diamond core drilling from rehabilitated underground workings. A feasibility study was completed for the project by Jacobs Engineering in 1999, and updated by Sunshine Argentina in 2000.

In August 2002, we acquired 43.4% of Sunshine Argentina. In October 2004, we acquired the remaining 56.6% of Sunshine Argentina to complete our acquisition of the Pirquitas mine.
Geological Setting, Mineralization and Deposit Types
Regional and Local Geology
The Puna terrane, where the Pirquitas mine is located, underlies most of the western half of Jujuy Province and is marked by a high-Andean geomorphology consisting of northerly trending mountain ranges separated by broad valleys and salars or salt pans. Rocks in this terrane consist of uplifted and folded Ordovician to Devonian marine meta-sediments overlain by Cretaceous to Middle Miocene continental and marine sediments and volcaniclastics, intruded by mafic to intermediate igneous bodies. This sequence is unconformably overlain by sub-horizontal Late Miocene to Pleistocene andesitic to dacitic lavas and ash-flow deposits.
The Pirquitas silver-zinc deposit is hosted by the Ordovician Acoite Formation, a strongly folded package of low-grade metamorphosed marine sandstone, siltstone and minor shale beds. These rocks are exposed within fault-bounded, structural blocks that occur southwest and east of the mine area. Late Ordovician to the Early Devonian compressional tectonism resulted in strong folding and high angle thrust faulting of the Paleozoic sedimentary formations. In the area of the mine, the axial planes of the folds strike NS to NNE-SSW and are sub-vertical to moderately inclined.
Property Geology
At the Pirquitas mine, the main system of sulphide-rich veins cuts the axial surfaces of the folds and the related cleavage fabric at high angles. Two main vein sets are recognized and are described as follows:

•
Vein Set 1: For the dominant set of structures, the veins strike close to 105° and dip steeply either to the south or north. Major veins in this set include the Potosí, San Miguel, Chocaya, Oploca, San Pedro, Llallagua, Chicharron and Colquiri veins. The Potosí vein is the largest known vein on the property, with a strike length of about 500 meters and maximum thickness of 2.5 meters to 3 meters. The other veins of this set typically have strike lengths of between 50 meters and 150 meters, with average widths of 30 cm to 50 cm. The larger of these veins, such as the Potosí vein, include localised matrix supported breccias with angular clasts of quartz-sericite altered wallrock in a matrix of iron and zinc +/- tin-silver-copper sulphides.

•	Vein Set 2: The secondary vein set is represented by the Veta Blanca and Colquechaca veins. These veins lie north of the Potosí vein and trend NW-SE.

Mineralization
At the Pirquitas mine, fracture and breccia-hosted mineralization consists of iron and zinc sulphides with accessory cassiterite (tin oxide) and a large variety of silver-tin-zinc (lead-antimony-arsenic-copper-bismuth) sulphides and sulfosalts. Crystalline quartz, along with chalcedony in the upper levels of the system, and kaolinite are the main gangue minerals in the veins and mineralized breccias. The main sulphides, specifically pyrite, pyrrhotite, sphalerite and wurtzite, form colloform bands parallel to vein margins, which together with crustiform and drusy vein textures suggest that the mineralization is epithermal in origin. However, mineralogical evidence indicates that the initial temperature of the mineralizing fluids was possibly greater than 400°C, with the deposition of an initial suite of minerals that were later overprinted by the bulk of the silver mineralization which formed at lower temperatures, and is indicative of epithermal mineralization.
Deposit Types
The Pirquitas deposit is an example of the silver-tin sub-group of the epithermal class of mineral deposits. Also known as Bolivian-type polymetallic deposits, examples of this deposit type are numerous in the Bolivian Tin Belt that extends between the San Rafael deposit in southern Peru and the Pirquitas deposit in northwestern Argentina. Bolivian-type silver-tin deposits generally consist of sulphide and quartz-sulphide vein systems typically containing cassiterite and a diverse suite of base and trace metals, including silver, in a complex assemblage of sulphide and sulfosalt minerals. The vein systems are generally spatially and likely genetically associated with epizonal (subvolcanic) quartz-bearing peraluminous intrusions one to two kilometers in diameter although the mineralization may be entirely hosted by the country rocks into which the intrusive stocks were emplaced.
Exploration
Modern mineral exploration was first conducted during the time Sunshine Argentina held the property. Sunshine Argentina completed relatively detailed geological mapping on the property and commissioned approximately 44 line-kilometers of ground magnetics surveying and 19.2 line-kilometers of induced polarization surveying over an area that now has at its center the San Miguel open pit.
In addition to the multiple drilling campaigns we have completed since acquiring the Pirquitas mine, we have conducted detailed geological mapping in conjunction with extensive intermittent programs of rock chip sampling of bedrock outcrops. Rock chip sampling was also conducted in a number of shallow trenches that were mechanically excavated on the ridge south of the open pit. The surface rock chip and trench samples were used to help define drilling targets. The rock samples were submitted to recognized commercial laboratories, including the ALS Chemex (“ALS”) analytical laboratory in Mendoza, Argentina, using industry standard levels of QC along with standard reference and blank material. ALS is independent from Silver Standard. We have no reason to doubt the reliability of the geochemical results obtained for the outcrop and trench rock chip samples.
The 2014 to 2015 drilling programs completed from underground have provided additional structural and mineralogical information. This helped to constrain the Mineral Resource interpretation and parameters, such as specific gravity.
There was no exploration activity at the Pirquitas mine during 2016 as we focused on advancing the Chinchillas project. See “Projects – Chinchillas Project, Argentina” for further details.
Drilling
Initial drilling on the Pirquitas property was conducted by Sunshine Argentina, which drilled a total of approximately 51,864 meters in 241 drillholes. Since acquiring the Pirquitas mine in October 2004, we have drilled a total of approximately 156,212 meters in 635 drillholes, as set out in the table below.

Drilling Program	Drilling Type	Drilling Areas(1)	Drilling Objectives	No. of Drillholes	Meters Drilled(2)
May-Sep. 2005	Diamond	Oploca (4), Llallagua (6) Colquechaca (4)	Exploration	14	3,300
May-Dec. 2007	Diamond	San Miguel (24), Cortaderas (6)	Resource Definition / Exploration	30	7,353
		Open Pit San Miguel (4), Potosí (1)	Metallurgical Samples	5	370
July 2007-Dec. 2008	RC	San Miguel (115), Potosí (52), Oploca (32)	Resource Definition / Exploration	199	34,181
		Cortaderas (12), Pircas (4), Médano (10)	Condemnation	26	6,931
July 2010-Mar. 2011	Diamond	San Miguel (38), Oploca (17), Veta Blanca (2), Cortaderas (4)	Resource Definition / Exploration	61	12,665
Apr.-Sep. 2011	Diamond	San Miguel (69), Cortaderas (5), Other Targets (5)	Resource Definition / Exploration	79	17,550
Mar.-Nov. 2012	Diamond	Cortaderas (130), Oploca (4), Portal Gravity (8)	Resource Definition / Exploration	142	52,801
Apr.-May 2013	Diamond	Cortaderas (3), Huanuni (8), Pircas (2), Chicharron (4)	Exploration	17	6,923
Oct.-Nov. 2014	Diamond	Carabajal (5), Vega West (2), Vega East (2), Cintia (2), Huanuni North (2), Médano (4)	Exploration	17	3,177
Nov.-Dec. 2014	Diamond	Chocaya (5)	Resource Definition	5	1,717
Jan.-Dec. 2015	Diamond	Chocaya (19), Oploca (19), Médano (2)	Resource Definition	40	9,244
			Total	635	156,212
Notes:

(1)	Number of drillholes completed at each target area shown in parentheses.

(2)	Figures have rounding applied. Exact totals prior to 2012 can be found in the Pirquitas Technical Report.
2005 to 2008 Drilling Programs
The 2005 drilling program was designed to test targets in the Oploca, Llallagua, and Colquechaca areas. The 2007 and 2008 drilling programs included exploration drilling, resource definition drilling, minor drilling for metallurgical testing and “condemnation drilling” for infrastructure planning.
2010 to 2011 Drilling Programs
The majority of this drilling was for resource definition in and around the existing open pit, with the remaining drillholes being exploration drillholes that targeted the Cortaderas Breccia zone and other exploration targets. The earliest drillholes to test the Cortaderas Breccia zone were drilled from the north side of the target at a shallow angle to the inferred plunge of the mineralized body. As a result, the mineralized intersections of the Cortaderas Breccia zone that were made by the five drillholes completed in 2011 are essentially down plunge intersections and do not represent near-true thickness intercepts of the mineralized body.
2012 to 2013 Drilling Programs
To follow up on positive drilling results obtained in 2011, we completed an extensive diamond drilling campaign in 2012. This drilling campaign was principally designed to expand and better define the silver and zinc Mineral Resources identified in the Cortaderas Area. Using the assay results obtained from our drilling program, we amalgamated the Cortaderas Breccia and the Cortaderas Valley zones into the Cortaderas Area.

In 2013, we completed a diamond drilling campaign to test geophysical anomalies which were defined east and north of the San Miguel open pit. The results of the drill testing was negative, however the portion of the 2013 drilling program that was allocated towards geological targets returned positive results intersecting zinc-rich base metal mineralization. We also completed the preliminary economic assessment (“PEA”) on the Cortaderas deposit to assess the economic opportunity of underground mining at Cortaderas and extend the Pirquitas mine life. The results of the PEA, although positive at that time in that price environment, were not materially significant to the Pirquitas mine.
2014 to 2015 Drilling Programs
In 2014, we completed surface reconnaissance core drilling on prospects proximal to the current open pit operations, testing six targets. We also commenced Mineral Resources upgrade drilling in the San Miguel zone, on the Chocaya and Oploca vein sets, underlying the existing open pit workings.
In 2015, we completed the underground drilling program beneath the San Miguel open pit. High grade silver mineralization was intersected on all three veins explored, known as Chocaya, Oploca North and Oploca South veins. The underground drilling program continued to target the expansion and upgrade of Mineral Resources underlying the San Miguel open pit. An engineering study was undertaken to evaluate the potential to exploit this mineralization from underground and to examine its compatibility with other ore sources.
No drilling activities were completed at the Pirquitas mine in 2016.
Sampling, Analysis and Data Verification
2005 to 2008 Drilling Programs
RC Drillhole Sample Preparation and Analysis
Rock cuttings from RC drillholes were collected at regular intervals during the drilling of the holes, typically every one or two meters, depending on the drillhole. The material forming the individual samples was split into smaller representative samples at the drill rig, with the weight of these representative samples averaging about 40 kg. The RC sampling protocol used depended upon whether the sample was dry or wet:

•
Dry samples were further split and reduced to approximately one-eighth of the original sample size using a three-tier Jones-style splitter. The remaining material was bagged and stored on-site. The smaller sample fraction was split again into two 3 to 5 kg samples using a one-tier Jones-style splitter. One of these samples was submitted to the analytical laboratory for sample preparation and analysis, with the other stored on-site. Field duplicate control samples were selected from the second batch of samples and submitted when required.

•
Wet samples of manageable size were obtained using a cyclone wet splitter at the drill rig. The original sample was initially split in half using the wet splitter, with one-half further split down to a sample consisting of one-eighth of the total sample weight using a three-tier Jones-style splitter. This sample was then split in half to obtain two smaller samples, each one-sixteenth the weight of the total sample. One of these samples was submitted to the analytical laboratory for sample preparation and analysis, with the other stored on-site. Field duplicate control samples were selected from this second batch of small samples and submitted when required. All of the remaining seven-eighths of a given sample are stored on-site.

Diamond Drillhole Core Sample Preparation and Analysis
Diamond drillhole core was transported from the drill site to the core shack. The core was photographed, geotechnically logged (recovery and rock quality designation (“RQD”)) and geologically logged (lithology, alteration, mineralogy, mineralization, and structure). Sample intervals were marked on the drill cores and core boxes by a geologist.

Drillhole cores were generally sampled on one meter intervals, starting from the top of the drillhole, with some sample intervals chosen to take into account lithological contacts. Drill cores from underground drillholes were sampled on 0.3 meter to 2.0 meter intervals, accounting for lithological contacts. Drill core samples were generated by sawing the cores in half using a diamond table-saw. For each sample, one half of the drill core was stored in core boxes at site, with the other half of the core being submitted to the analytical laboratory for sample preparation and analysis. Field duplicate control samples were generated from selected quarter-cores that were sawn from half-core samples.
Quality Control Procedures
ALS is an international analytical laboratory with most of its analytical facilities being registered or pending registration to ISO 9001:2008 certification. Our QC program for the 2005 to 2008 drilling programs utilized standard reference samples, unmineralized blanks, field duplicate samples, as well as third party analytical laboratory check assays. Standard, blank and field duplicate control samples were inserted into the sample stream on a one in twenty basis, for both RC and diamond drillholes. Approximately 5% of the total number of submitted samples were submitted to the third party analytical laboratory for check assaying. QC samples included six different reference standards (covering a representative range of silver, tin, and zinc contents), blanks generated from barren sandstone, and field duplicates. We have reviewed the QC results from the 2005 to 2008 drilling programs. The control values (mean, standard deviations) of the standard reference samples were not initially correctly calibrated, resulting in extensive failures of the field standard control samples relative to no failures in the analytical laboratory standard control samples. Recalibration of these values indicated that the key assay data are unbiased and accurate, and suitable for use in Mineral Resources estimation. Field blank control samples indicated that sample cross-contamination was not an issue during the analytical work. Field duplicate control samples, while indicating a degree of variability in the assay data, were reported at acceptable levels of precision for silver, tin, and zinc, given the “nugget effect” (inherent variability) and the variability associated with quarter-core versus half-core samples.
2010 to 2015 Drilling Programs
Sample Preparation and Analysis
All drillhole samples generated from the 2010 to 2015 drilling programs were diamond drillhole core samples. Drill cores were transported from the drill site to the core shack. The cores were photographed before being geotechnically logged (recovery and RQD) and geologically logged (lithology, alteration, mineralogy, mineralization, and structure), with relevant logging codes recorded in accordance with our standard logging protocols.
Drillhole core sampling was conducted subsequent to geological logging. Sample intervals were marked on the cores and core boxes by a geologist, with sample intervals selected so as to take into account lithological contacts. Sample lengths were generally up to two meters in waste rock and one meter or less in mineralized rock. A minimum sample length of 0.3 meters was imposed on samples from highly mineralized structures such as veins, stockworks and hydrothermal breccias. Core samples of 10 cm lengths were collected at various intervals for the purpose of point-load testing. Samples for geochemical analysis were generated by sawing the cores in half using a diamond table-saw. Half of the cores are stored on-site, with the other halves submitted to the analytical laboratory for sample preparation and analysis. Field duplicate control samples were generated from quarter-core sawn splits of selected samples.
Quality Control Procedures
We used a similar QC protocol for the 2010 to 2015 drilling programs as was used in the 2005 to 2008 drilling programs. Standard, blank, and field duplicate control samples were inserted into the sample stream on a one in twenty basis. QC sample data were monitored on a real-time basis (upon receipt of data from the analytical laboratory) to ensure that sample batches with control sample data outside of acceptable limits were re-submitted for analysis in a timely manner. QC samples included three reference standard samples, unmineralized “blank” samples and field duplicate samples. The three reference standards were created by CDN Resources Laboratories Ltd., and certified by Smee & Associates Consulting Ltd. following round robin analysis at five independent analytical laboratories. Based on the results of the standard control samples, the assay data generated are unbiased and accurate, and suitable for use in Mineral Resources estimation. Field blank control samples indicated that sample cross-contamination was not an issue during the analytical work. Field duplicate control samples, whilst indicating a degree of variability in the assay data, were reported at acceptable levels of precision for silver and zinc, given the nugget effect (inherent variability) and the variability in sample volume associated with quarter-core versus halfcore samples.
Data Verification
The following data verification steps were taken in respect of sampling and assaying conducted at the Pirquitas mine:

•	Visits to inspect geology and mineralization in the open pit (San Miguel, Chocaya and Potosí zones) and underground in the Oploca vein zone.

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Detailed review of selected drillhole core from the Mining and the Cortaderas Areas, to assess the nature of the mineralization, and the effectiveness of the selected drilling orientation in the delineation thereof (including in respect of the Oploca and Chocaya zones).

•	Ongoing input into exploration drilling, and real-time involvement in drillhole location, downhole survey validation, and assay data validation.

•	Drillhole collar locations were confirmed with the Pirquitas mine site geologists. The drillhole collar locations were validated by an independent surveyor.

•	The locations of pre-existing underground mine workings relative to underground channel samples were checked.

•	Downhole survey data were reviewed for all drillholes to assess drillhole traces.

•	QC information for all exploration drilling programs conducted was analyzed.

•	Approximately 10% of the pre-2010 drilling assay data set was checked and compared to the original assay certificates, to generate additional confidence in this data.

•
Review of grade control drilling data (including spatial analysis of silver, zinc and tin data) in the upper parts of the deposit in the Mining Area to assess continuity models for the relevant grade variables in the different zones.

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Detailed checks of assay data from the 2010 to 2015 drilling program in conjunction with our database manager, with iterative correction for any anomalies (generally typographic errors, including mislabeled samples and mislabeled sample intervals).

•	Review of real-time QC data monitoring by our site staff, especially timing and effectiveness of remedial action taken with respect to failed batches.

•
Comparison analyses were conducted between data derived from different drilling (and underground channel sampling) generations and types (e.g. RC, diamond core drilling) to validate their use in a single database.

•	Data was validated at each manipulation stage throughout the database compilation until the completion of Mineral Resources grade tonnage estimates.
All assay data are provided directly by the relevant analytical laboratory, and directly imported into the DataShed database management system. A randomly selected proportion (10%) of the 2010 to 2015 assay data in the DataShed Pirquitas assay database was checked against the assay certificates provided by ALS and no errors were noted.
Sample Security
Drillhole core and samples were in our custody from collection, through labeling and bagging, to initial transportation to our Jujuy office. Thereafter, they were in the custody of independent transportation companies which transported them to ALS in Mendoza. Sample bags were sealed at the Pirquitas mine and none of the seals were reported tampered by the receiving analytical laboratory. We are not aware of any deliberate attempts to compromise samples.
Mining Operations
Mining of the San Miguel open pit ceased in January 2017. Previously, the Pirquitas mine used a standard open pit mining method and conventional drilling and blasting activities with a pre-split to ensure stable wall rock conditions.

RC grade control drilling was used in the pit to define the structurally controlled vein and breccia hosted ore zones. The depth and relatively lower grade of the ore body made the Mineral Reserves and Mineral Resources at the Pirquitas mine amenable for open pit mining.
Medium grade stockpiles currently constitute the mill feed upon cessation of open pit mining activities. The Pirquitas plant is expected to operate through 2017, conditional upon profitable processing of stockpiles at prevailing market conditions, and to close in late 2017 or early 2018, subject to our investment decision on the Chinchillas project. See “Projects – Chinchillas Project, Argentina” for further details.
Processing, Recovery and Metallurgical Testing
The Pirquitas mine processing plant consists of primary, secondary and tertiary crushing operations which deliver ore to a stockpile. The maximum crushing circuit throughput is currently around 6,850 tonnes per day, although long-term plans allowing for good maintenance protocols call for rates around 6,000 tonnes per day. Crushed ore is reclaimed into a conventional closed circuit ball milling circuit.
The maximum milling throughput is currently 5,000 tonnes per day. Mill discharge is pumped through a cyclone system and oversize is fed back into the mill for additional grinding. The ground fines are fed into a conditioning and reagent addition tank and then flow into the silver flotation circuit. The tailings from the silver flotation process are routed to a separate conditioning tank and are then directed to the tailings thickener. Tailings are thickened and stored at a permitted facility on-site.
Since 2010, processing plant operation at the Pirquitas mine has been continuous. The short-term operational control of the plant is monitored and optimized by routine and consistent sampling and analysis procedures, with metallurgical investigations undertaken by the Pirquitas mine’s metallurgical group. The analysis of all samples is undertaken by an independently-managed analytical laboratory, operated at the mine site by SGS S.A.
Infrastructure, Permitting and Compliance Activities
Infrastructure
The energy requirements of the Pirquitas mine are met by gas-powered generation utilizing a spur gas line connecting the site to the Trans Andean natural gas pipeline that is located approximately 36 kilometers to the south of the mine. The power plant constructed at the site provides all power required for the mine and processing plant.
A water diversion was installed at the San Marcos River, about seven kilometers from the processing plant, and we have water rights to 31 liters per second. A camp site is fully operational. The Pirquitas mine is equipped with phone and internet service.
Environmental, Permitting and Social Responsibility
We currently have all material surface and water rights, as well as all material permits, necessary for the current mining operations at the Pirquitas mine. Such material permits include environmental permits, which are updated biannually and remain valid and in force. The processing plant and tailings dam are permitted and operational.
In December 1998, consulting engineering firm Knight Piésold LLC (“Knight Piésold”) completed an environmental impact assessment (“EIA”) for Sunshine Argentina. The EIA contained a description and evaluation of environmental conditions that existed at the time, as well as foreseeable potential effects that development of the Pirquitas mine could have on the surrounding environment. The scope of the EIA was commensurate with the norms for environmental protection associated with Argentina’s applicable mining laws and guidelines established by international lending institutions such as the World Bank. The discussion below is either paraphrased or taken directly from the EIA.
Remnants of historic mining activities at the Pirquitas mine included derelict buildings, mine structures and tin-silver jig tailings and tin placer tailings along the Río Pircas. Flotation tailings had been discharged into the Río Pircas and piles of gold placer tailings were left above the current level of the Río Pircas on paleo-river terraces near the mine camp. These areas comprise some 107 hectares of surface disturbance that existed prior to Sunshine Argentina’s acquisition of the property, some of which are now associated with acid rock drainage into the Río Pircas watershed.
Surface and ground waters are known to be acidic and metalliferous down gradient from the historic mines above the Río Pircas canyon at Tres Placas, which is located downstream from the open pit. In addition, acidic and metalliferous ground water is present in the abandoned underground workings and some natural springs in the area, suggesting natural oxidation of sulphide mineralization which is widespread in the rocks found on the property is also contributing to background surface water contamination.
Upon its acquisition of the property, Sunshine Argentina noted that documents in the bankruptcy auction files did not mention environmental liabilities against the property, but did mention that Sunshine Argentina was “grandfathered” against environmental liabilities related to historic mining activities. Furthermore, the only condition the Argentina Ministry of Mines and Energy applied to its approval of Sunshine Argentina’s EIA, apart from the mandatory two-year update to the report, was the requirement that water quality monitoring be carried out.
In 2008, a second EIA was completed by Knight Piésold following start-up of mining activities and initiation of plant construction. While there were no observations or restrictions placed on us at that time, this study began a focus on the water management plan and conceptual plans for mine waste stockpiles. A conceptual water treatment plant for neutralization of acid waters was proposed as a contingency with a treatment capacity estimated to be as much as 150 liters per second. Alternative water management measures to date have reduced the source of acidic waters, and such treatment plant has not yet been required.
A party wishing to commence or modify any exploration or mining-related activity under Argentina’s mining laws, including property abandonment or mine closure activity, must prepare and submit an EIA, which must include a description of the nature of the proposed work, its potential risk to the environment and the measures that will be taken to mitigate that risk. The most recent update to our EIA for the Pirquitas mining operation, which included engineering studies for the design of water management structures and mine closure design, was submitted in December 2016 and is currently under review by the regulatory authorities. The preceding update was submitted in December 2014 and formally approved in January 2016. An addendum to this EIA regarding the closure of the mine was filed in December 2015, which reflected the revised mine plan projecting the completion of the San Miguel pit, with lower grade stockpile processing expected to commence upon cessation of San Miguel open pit mining activities. In July 2016, an updated closure plan, which included more detailed engineering of the selected closure measures and costing for both active closure and longer term care and maintenance, was submitted to the regulatory authorities and is currently under review.
The cessation of San Miguel open pit mining activities in January 2017 has resulted in a significant reduction in workforce, as well as reduced indirect economic benefits to the surrounding and supporting communities. A social impact assessment study was commissioned in 2015 and formed the basis of the social closure plan for the Pirquitas mine. The potential risks, as well as actions to reduce those risks and support the employees and the community, were developed as part of the reclamation and closure plan submitted in 2016. See “Risk Factors”.
Argentina currently has no specific mine closure legislation other than the requirement to prepare and submit and regularly update an EIA, including with respect to mine closure activity. However, we expect that closure options will be proposed as part of the review of our updated closure plan, and may include passive or active neutralization features to return discharged waters to baseline conditions (acidic at the time of baseline studies) with monitoring requirements. See “Risk Factors”.
Social and community issues are primarily addressed via a series of interactions with elected officials representing the local communities. Regular meetings are held between our representatives and the group of community leaders.
Capital and Operating Costs
The capital and operating cost estimates derived for the Pirquitas mine are based on a combination of historical data and budgetary estimates.

Capital costs are considered to be sustaining capital and are estimated to be $5.2 million for the 2017 year. The capital costs estimate for 2017 is shown in the table below.

Capital Costs	Total ($ Millions)
Mine	1.8
Plant	2.2
G&A	1.0
Total Capital Costs	5.2
The operating costs estimate for 2017 is $21.25 per tonne milled. The breakdown of estimated operating costs for the life of mine is shown in the table below.

Operating Costs	$/tonne milled
Mining and Maintenance	3.14
Processing	12.98
G&A	4.81
Total Operating Costs	21.25
Exploration, Development and Production
There was no exploration activity at the Pirquitas mine during 2016 as we focused on advancing the Chinchillas project as an opportunity to extend the mine life at the Pirquitas mine. See “Projects – Chinchillas Project, Argentina” for further details.
PROJECTS
Chinchillas Project, Argentina
On September 30, 2015, we signed the Business Combination Agreement with Golden Arrow to explore and evaluate the Chinchillas silver-lead-zinc project, which is located approximately 30 kilometers from the Pirquitas mine. Under the terms of the Business Combination Agreement, we have the option to evaluate the Chinchillas project during a period of up to 18 months (the “Preliminary Period”) as a mining operation to supply ore to the Pirquitas plant. If we elect to proceed with our option, we will enter into a joint venture comprised of our Pirquitas property and Golden Arrow’s Chinchillas project to be owned by us and Golden Arrow on a 75%/25% basis, respectively. We may elect to exercise our option at any time on or prior to March 30, 2017. Upon entering into the joint venture, we would pay Golden Arrow an amount equal to 25% of mine earnings generated by the Pirquitas mine less certain expenditures for exploration (including Chinchillas pre-development expenditures), capital investment and closure costs incurred during the Preliminary Period.
During the second quarter of 2016, Golden Arrow released a revised Mineral Resources estimate and technical report for the Chinchillas project following an infill drilling program of 115 core drillholes comprising 15,142 meters of drilling. As part of the continuing engineering studies, a program of condemnation drilling commenced beneath areas selected for major infrastructure, such as the waste rock facility.
During the third quarter of 2016, 16 core drillholes for 3,252 meters were completed to investigate the presence of near surface mineralization underlying and proximal to the proposed waste rock facility. During the fourth quarter, hydrology and geotechnical drilling was completed for final feasibility studies. In addition to this work, geotechnical, hydrological, metallurgical and environmental baseline studies, along with community engagement programs, continued throughout the year.

Since entering into the Business Combination Agreement, we have funded approximately $12.1 million in expenditures at the Chinchillas project on pre-development activities. In accordance with the Business Combination Agreement, we also paid Golden Arrow C$2 million in four C$0.5 million installments during the Preliminary Period to the end of 2016.
We are undertaking the relevant engineering studies to determine the economic viability of the Chinchillas project as a satellite mine feeding the Pirquitas plant and extending the life of the operation. Pursuant to the Business Combination Agreement, we are required to provide Golden Arrow with notice of exercise of our option by March 30, 2017. A decision with regards to such notice is subject to our remaining technical evaluation, which is scheduled for completion in the first quarter of 2017, as well as our assessment of market conditions and country risks, including the status of our export duty litigation. See “Legal Proceedings – Export Duties” for further details.
Perdito Project, California, U.S.
On March 31, 2016, we announced that we entered into an option agreement to acquire a 100% interest in the Perdito project. The project is located 240 kilometers west of Las Vegas, Nevada in Inyo County, California, U.S. and covers an area of approximately 5,780 hectares.
Under the terms of the option agreement, we will explore the Perdito project during a thirty-six month option period. The option agreement includes payments in the aggregate amount of $710,000 to maintain the option in good standing and exercise our right to earn a 100% interest in the Perdito project.
If we exercise our right to acquire the property, we will make annual pre-production payments to the owners in the amount of $250,000 beginning on the fourth anniversary of the date of the Option Agreement and will pay an additional $1,500,000 on commencement of commercial production. We will also grant to the owners a 3% NSR royalty on commercial production, subject to buy-down rights in our favor. We may terminate the option agreement at any time.
During 2016, we completed field work at the Perdito project, including detailed bedrock mapping with accompanying rock and soil sampling, to enhance our understanding of the controls to mineralization prior to drilling, and finalized our application for permits. We have budgeted $1.0 million for drilling at the project in 2017.
Other Projects
Pitarrilla Project, Mexico
The Pitarrilla project is a wholly-owned silver project located within the Municipality of Santa María del Oro and Indé, on the eastern flank of the Sierra Madre Occidental mountain range in the central part of Durango State, Mexico. The project is held by our wholly-owned subsidiary, Silver Standard Durango, S.A. de C.V.
On December 17, 2012, we filed a technical report entitled “NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico” (the “Pitarrilla Technical Report”) in support of the feasibility study. A copy of the Pitarrilla Technical Report is available under our profile on the SEDAR website at www.sedar.com.
In October 2013, the Mexican government approved certain amendments to Mexico’s mining taxation system to impose new taxes and royalties on mining activities. Given the significance of these changes, we deferred the open pit construction decision, placed project activities on hold and initiated a thorough review of the mine and plant options at the Pitarrilla project in the fourth quarter of 2013. On February 14, 2014, we were advised that the federal environmental regulator in Mexico, Secretaría de Medio Ambiente y Recursos Naturales, did not approve the EIA for the Pitarrilla open pit mine.
We continue to keep the Pitarrilla project in good standing and fulfill our community and other project-related commitments.

San Luis Project, Peru
The San Luis project is a wholly-owned high-grade gold-silver project located in the Ancash Department of central Peru. The project is held by our wholly-owned subsidiary, Reliant Ventures S.A.C.
On June 4, 2010, we filed a NI 43-101 technical report entitled “Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru” (the “San Luis Technical Report”), which summarized our feasibility study on the Ayelén vein at the San Luis project. A copy of the San Luis Technical Report is available under our profile on the SEDAR website at www.sedar.com.
On September 10, 2012, Peru’s Ministry of Mines and Energy approved the EIA for the mining operation of the Ayelén deposit, completing a significant milestone for the San Luis project. An extension to our EIA has since been granted, and is valid to September 19, 2017. In order to maintain our EIA approval, we must begin development activities at the San Luis project prior to this date.
The San Luis project includes several vein systems across an area of land whose surface rights are held by two local communities, Ecash and Cochabamba. The execution of the San Luis project requires land access and use negotiations to be completed with both of these communities. We continue to progress strategies for community engagement and for advancing the San Luis project.
RISK FACTORS
An investment in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of operation, exploration and development of our mineral properties. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to us, or our business, property or financial results, each of which could cause you to lose part or all of your investment in our securities. You should carefully consider the following risk factors along with the other matters set out in this Annual Information Form.
RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY
Our production, development plans and cost estimates may vary and/or not be achieved.
We have prepared estimates of future production, operating costs and capital costs for the Marigold mine, the Seabee Gold Operation and the Pirquitas mine, and the technical reports for our projects contain estimates of future production, development plans, operating and capital costs and other economic and technical estimates relating to these projects. We cannot assure you that such production, plans, costs or other estimates will be achieved. Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience and protests; and restrictions (including change to the taxation regime) or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve production or cost estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.
We may be unable to replace our Mineral Reserves.
We must continually replace our Mineral Reserves depleted by production to maintain production levels over the long term. Mineral Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Our exploration projects involve many risks and are frequently unsuccessful.

Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish Proven and Probable Mineral Reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of our Mineral Reserves will not be offset by discoveries or acquisitions. Our mineral base may decline if Mineral Reserves are mined without adequate replacement and we may not be able to sustain production beyond the current mine lives, based on current production rates. For example, at the Pirquitas mine, Probable Mineral Reserves declined to 9.6 million ounces of silver as at December 31, 2016 due to mine depletion and are contained principally in surface stockpiles, as mining of the San Miguel open pit ceased in January 2017. If our Mineral Reserves are not replaced either by the development of additional Mineral Reserves and/or additions to Mineral Reserves, there may be an adverse impact on our future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.
The integration of Golden Arrow’s Chinchillas project and the Pirquitas mine may not occur as planned.
If we elect to exercise our option to proceed with the joint venture comprised of our Pirquitas property and Golden Arrow’s Chinchillas project, the ability to realize the benefits of this joint venture including, among other things, our ability to increase our Mineral Resources and to extend the life of the Pirquitas mine through the combination with the Chinchillas project, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner following completion of the arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business and employee relationships that may adversely affect our ability to achieve the anticipated benefits.
Changes in the market prices of gold, silver and other precious metals, which in the past have fluctuated widely, will affect our operations.
Our profitability and long-term viability and the economic feasibility of our mineral properties depend, in large part, on the market price of gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;

•	the supply of, and demand for, these metals;

•	speculative activities;

•	the availability and costs of metal substitutes;

•	expectations for inflation; and

•	political and economic conditions, including interest rates and currency values.
We cannot predict the effect of these factors on metal prices. A decrease in the market price of gold, silver and other precious metals would affect the profitability of the Marigold mine, the Seabee Gold Operation and the Pirquitas mine and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of gold, silver and other precious metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased gold or silver production from mines developed or expanded as a result of current metal price levels.
Political or economic instability or unexpected regulatory change in the countries where our mineral properties are located could adversely affect our business.
We currently conduct operations in the United States, Canada and Argentina, and have exploration projects in Mexico, Peru, Canada and the United States, and as such we are exposed to various levels of economic, political and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: royalties and tax increases or claims by governmental bodies; expropriation or nationalization; employee profit-sharing requirements; foreign exchange controls; restrictions on repatriation of profits; import and export regulations; cancellation or renegotiation of contracts; changing fiscal regimes and uncertain regulatory environments; fluctuations in currency exchange rates; high rates of inflation; changes in royalty and tax regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of contractual rights and judgments; and environmental permitting regulations. The occurrence of these various factors and uncertainties cannot be accurately predicted and could adversely affect our business.
Furthermore, the introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which our operations or business is located, could result in an increase in our taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted or applied in a manner that could result in our profits being subject to additional taxation or that could otherwise have a material adverse effect on us.
Additionally, the taking of property by nationalization or expropriation without adequate compensation is a risk in certain jurisdictions in which we have operations. Expropriation, or the threat of expropriation, is often the result of poor economic conditions within a country or has underlying political rationales. Although we do not presently anticipate that any of our properties will be the subject of expropriation, there can be no assurance that this will not occur. Such governmental actions may have an adverse impact on our operations and profitability.
We may be adversely affected by future fluctuations in foreign exchange rates.
We maintain our cash and cash equivalents primarily in U.S. dollars. Our revenues are in U.S. dollars, while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Canada, Argentina, Mexico and Peru or other countries where we carry out exploration or development activities against the U.S. dollar will increase our costs of carrying on operations in such countries. In addition, any decrease in the Canadian dollar or Argentine peso against the U.S. dollar will result in a loss on our books to the extent we hold funds or net monetary assets denominated in those currencies. As a result, our financial performance and forecasts may be significantly impacted by changes in foreign exchange rates. The acquisition of the Seabee Gold Operation has materially increased our Canadian dollar exchange rate risk. In order to mitigate some of this risk, we have entered into certain hedging arrangements.
We have incurred losses in the past and may incur losses in the future.
While we generated net earnings of $65.0 million in the year ended December 31, 2016, we incurred a net loss of $124.3 million in the year ended December 31, 2015, despite having income from mine operations of $18.8 million, and have incurred losses in the past. We may continue incurring losses or generating insufficient cash flows, such that the exploration and development of our other mineral properties will require commitment of substantial financial resources that may not be available. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of analyses and recommendations, the rate of operating profits or losses, the execution of any strategic agreements with third parties and our acquisition of additional property interests, many of which are beyond our control. We cannot assure you that we will achieve consistent profitability.
General economic conditions may adversely affect our growth and profitability.
The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the precious metals mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of these conditions include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including, but not limited to, sovereign debt and government solvency conditions, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•	volatility of gold and silver prices would impact our revenues, profits, losses and cash flow;

•	continued recessionary pressures could adversely impact demand for our production and, conversely, inflationary pressures would impact our production costs;

•	volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and

•	the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.
These factors could have a material adverse effect on our financial condition and results of operations.
Our investment in Pretium and other marketable securities may not be fully realizable.
Following the 2010 sale to Pretium of shares of our subsidiary which owned and operated the Snowfield and Brucejack properties, we retained a significant continuing ownership interest in Pretium, which is approximately 9.38% of Pretium’s issued and outstanding shares as at March 22, 2017. We have also received, as partial consideration for the sale of certain mineral properties, common shares or the contingent right to receive common shares of other companies, including each of Silver One, Endeavour Silver, Huayra and Mandalay. We rely on the performance of these companies, the market performance of their common shares and the liquidity of the market for those shares, in order to realize the full value of our interest. An inability to fully realize value may reduce our ability to execute our strategy and fund planned exploration and development opportunities.
We may be subject to a 10% export duty on past production and sales of silver concentrate from the Pirquitas mine.
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) (“Customs”) levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.
The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010, that prohibited Customs from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. On June 21, 2016 the Federal Court (Jujuy) ruled that the Injunction would remain in place subject to certain conditions, including the provision by August 5, 2016, of a guarantee by Silver Standard against liabilities arising from export duties and applicable interest as well as security from Mina Pirquitas, LLC on certain assets at the Pirquitas mine. We appealed the condition to provide the parent guarantee. On November 17, 2016, the Appeal Court in Salta ruled in favor of the Federal Tax Authority and lifted the Injunction. Our subsequent request for appeal of this ruling to the Supreme Court was approved by the Appeal Court in Salta on December 27, 2016, and the suspension of payment under the Injunction remains in effect. We are also continuing discussions with the Federal Tax Authority and other government officials for potential resolution of the claim. We cannot predict the outcome of the court proceedings and those discussions. If we do not reach a successful resolution of the matter, the Federal Tax Authority may make further application to the court to have the Injunction lifted and initiate proceedings to collect the accrued export duties and its claimed interest. See “Legal Proceedings – Export Duties” for further details.
As of December 31, 2016, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we did not pay export duties on silver concentrate but continued to accrue export duties until February 12, 2016 when the Federal Government of Argentina announced the removal of export duties on mineral concentrates. At December 31, 2016, we have accrued a liability totaling $67.1 million, for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant periods. The Federal Tax Authority has claimed that interest penalties at the prescribed rate applicable to general Argentine peso-based tax liabilities of 3% per month should be applied to the U.S. dollar export duty from the dates that each duty was accrued. The application of this rate results in a material interest claim of an amount approximately equivalent to the underlying duties that we have not accrued due to its uncertainty. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of our litigation. A negative outcome of this litigation could have a material adverse impact on our financial position.
The sale of our concentrate and doré is subject to counterparty and market risks.
We have entered into supply arrangements to sell gold doré being produced at the Marigold mine and the Seabee Gold Operation, and silver concentrate being produced at the Pirquitas mine. We cannot assure you that in the future, where necessary, we will be successful in entering into such arrangements on acceptable terms, or at all. If we are not successful in entering into such arrangements, we may be forced to sell all of our products, or greater volumes of them than we may from time to time intend, in the spot market, or we may not have a market for our products and our future operating results may be materially adversely impacted as a result. In addition, should any counterparty to any of our supply arrangements not honor such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our products than intended in the spot market or we may not have a market for our products, and our future operating results may be materially adversely impacted as a result. Moreover, we cannot assure you that we will be able to renew any agreements we may enter into to sell doré or concentrate when such agreements expire, or that our doré or concentrate will meet the qualitative requirements under future supply agreements or the requirements of buyers.
Our estimates of Mineral Reserves and Mineral Resources are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
There are numerous uncertainties inherent in estimating quantities of Mineral Reserves and grades of mineralization, including many factors beyond our control. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the Mineral Reserves and grades of mineralization on our properties. Until ore is actually mined and processed, Mineral Reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot assure you that Mineral Reserves, Mineral Resources or other mineralization estimates will be accurate, or mineralization can be mined or processed profitably.
Any material changes in Mineral Reserves estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our estimates of Mineral Reserves and Mineral Resources have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and other precious metals may render portions of our mineralization uneconomic and result in reduced reported Mineral Reserves.
Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, including estimates made in the Marigold Technical Report, the Seabee Gold Operation Technical Report, the Pirquitas Technical Report and the technical reports for our projects, could have a material adverse effect on our results of operations or financial condition. We cannot assure you that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.
We follow Canadian disclosure practices concerning our Mineral Reserves and Mineral Resources which allow for more disclosure than is permitted for domestic U.S. reporting companies.
Our Mineral Resources estimates are not directly comparable to those made by domestic U.S. reporting companies subject to the SEC reporting and disclosure requirements, as we report Mineral Resources in accordance with Canadian practices. These practices are different from the practices used to report Mineral Resources estimates in reports and other materials filed by domestic U.S. reporting companies with the SEC in that the Canadian practice is to report Measured, Indicated and Inferred Mineral Resources. In the United States, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and Mineral Resources contained in this Annual Information Form may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. See “Introductory Notes – Cautionary Notice Regarding Mineral Reserves and Mineral Resources Estimates”.
Suitable infrastructure may not be available or damage to existing infrastructure may occur.
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.
With the anticipated closure of the Pirquitas plant in late 2017 or early 2018, we will be dependent on two mines for all of our commercial production, and we may be exposed to future development risks.
The Marigold mine, the Seabee Gold Operation and the Pirquitas mine are currently our only mineral properties in production. Any adverse condition affecting mining or processing conditions at the Marigold mine, the Seabee Gold Operation or the Pirquitas mine could have a material adverse effect on our financial performance and results of operations. At the Pirquitas mine, mining of the San Miguel open pit ceased in January 2017. Medium grade stockpiles currently constitute the mill feed. As a result, silver production is expected to decline and cash costs are expected to be higher in 2017, compared to 2016. The Pirquitas plant is expected to operate through 2017, conditional upon profitable processing of stockpiles at prevailing market conditions, and to close in late 2017 or early 2018. We continue to evaluate our right to exercise our option to form a joint venture on the Chinchillas project as an opportunity to extend the mine life at Pirquitas. Our assessment of market conditions and country risk factors, including the status of our export duty litigation, will determine our decision on exercising the option in advance of its expiry on March 30, 2017.
The future development of any other properties found to be economically feasible and approved by our Board of Directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•	the availability and cost of skilled labor and mining equipment;

•	the availability and cost of appropriate smelting and refining arrangements;

•	securing long-term access agreements required to develop and operate a mine, including the surface rights required for the Pitarrilla project and the San Luis project;

•	the need to obtain and retain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities;

•	potential for labour unrest or other labour disturbances;

•	potential increases in cost structures due to changes in the cost of fuel, power, materials and supplies and fluctuations in currency exchange rates; and

•	the timing and cost, which can be considerable, of the construction and expansion of mining and processing facilities.

The costs, timing and complexities of operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine and constructing and developing our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and, as a result, our property interests may not be served by appropriate road access, water and power supply and other support infrastructure. Cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur.
We may not have sufficient funds to fully develop our mineral properties or to complete further exploration and development programs.
Our ability to continue our production, development and exploration activities, if any, will depend on our ability to generate sufficient operating cash flows from the Marigold mine, the Seabee Gold Operation and the Pirquitas mine, and to obtain additional external financing where necessary. Any unexpected costs, problems or delays at the Marigold mine, the Seabee Gold Operation or the Pirquitas mine could severely impact our ability to generate sufficient cash flows and require greater reliance on alternative sources of financing.
The sources of external financing that we may use for these purposes include the Credit Facility, other project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, one or more of our mineral properties.
We cannot assure you that we will successfully acquire additional commercially mineable mineral rights.
Most exploration projects do not result in the discovery of commercially mineable ore deposits, and we cannot assure you that any anticipated level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be legally and economically exploited. Estimates of Mineral Reserves, Mineral Resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.
Material changes in Mineral Reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish Mineral Reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.
In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, we cannot assure you that we will successfully acquire additional commercially mineable (or viable) mineral rights.
We require further permits in order to conduct our current and future operations, and delays in obtaining or failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.
Our current and anticipated future operations, including continued production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine, and further exploration, development and commencement of production on our other mineral properties, including the Pitarrilla project and the San Luis project, require permits and other approvals from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

We cannot assure you that all permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.
For example, the Seabee Gold Operation’s tailings management facilities have the capacity to store tailings from milling ore from the Seabee mill until approximately 2020. We are currently in the process of planning tailings capacity expansion beyond 2020. If we do not receive regulatory approval for new or expanded tailings facilities, gold production at the Seabee Gold Operation could be constrained.
In addition, our EIA for the mining operation of the Ayelén deposit at the San Luis project is valid until September 19, 2017. In order to maintain our EIA approval, we must begin development activities at the San Luis project prior to September 19, 2017. If we do not commence such activities prior to this date, we will be required to prepare and submit a new EIA, which will further delay development. We continue to progress strategies for advancing the San Luis project.
We are dependent on our ability to recruit and retain qualified personnel.
We compete with other mining companies to attract and retain key executives and skilled and experienced employees. We are dependent on the services of our key executives and other skilled and experienced personnel to focus on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to the size of our organization, the loss of any of these persons or our inability to attract and retain suitable replacements for them or additional highly skilled employees required for the operation of the Marigold mine, the Seabee Gold Operation and the Pirquitas mine and our other activities may have a material adverse effect on our business and financial condition.
We could be subject to potential labour unrest or other labour disturbances, including labour action by our unionized employees at the Pirquitas mine.
Production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine is dependent upon the efforts of our employees and our relations with them. In addition, relations with our employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship with our employees may have a material adverse effect on our business, financial condition and results of operations. We could be subject to labour unrest or other labour disturbances, which could, while ongoing, have a material adverse effect on our business.
Non-management employees at the Pirquitas mine are unionized and subject to collective agreements. At the Pirquitas mine, the current salary agreement negotiated with the union in accordance with the collective bargaining agreement will continue in effect until the end of March 2017, and we are in the process of negotiating an extension to such agreement. However, this salary agreement may not prevent a strike or work stoppage at our operations in the future, and any such work stoppage could have an adverse effect on our business. In addition, there can be no assurance that, when such agreement expires, there will not be any delays in the renewal process, that negotiations will not prove difficult or that we will be able to renegotiate the salary agreement on satisfactory terms, or at all. The renewal of the salary agreement could result in higher on-going labour costs, which could have a negative impact on our future cash flows, earnings, results of operations and financial condition.
We are subject to significant governmental regulations.
The operation of the Marigold mine, the Seabee Gold Operation and the Pirquitas mine, as well as our exploration and development activities, are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, which may include:

•	environmental protection;

•	the management and use of toxic substances and explosives;

•	the management of natural resources;

•	the exploration of mineral properties;

•	exports;

•	insurance restrictions;

•	import restrictions;

•	exchange controls;

•	capital controls;

•	price controls;

•	taxation and mining royalties;

•	labor standards and occupational health and safety, including mine safety;

•	employee profit-sharing arrangements;

•	anti-corruption and anti-bribery statutes; and

•	historic and cultural preservation.
Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. Future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, cannot be accurately predicted and it is possible that these could cause us to incur additional expense, divert management time and attention from revenue generating activities or restrict or delay the exploration and development of our properties.
Our activities are subject to health, safety and environmental laws and regulations that may increase our costs and restrict our operations.
Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and in some instances provide bonding requirements under federal, state or provincial air, water quality, and mine reclamation rules and permits. Although we make provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge our future obligations for these costs. Violations of environmental, health and safety laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. While responsible environmental stewardship is one of our top priorities, we cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect our business, results of operations or financial condition.
Under certain environmental laws, we could be held jointly and severally liable for removal or remediation of any hazardous substance contamination at our current, former and future properties, at nearby properties, or at other third party sites where our wastes may have migrated or been disposed. We could also be held liable for damages to natural resources resulting from hazardous substance contamination. Additionally, environmental laws in some of the countries in which we operate require that we periodically perform environmental impact studies at our mines. We cannot guarantee that these studies will not reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities, any of which could adversely affect our business.

The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and increasing responsibility for companies and their officers, directors and employees. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.
Land reclamation and mine closure requirements for our mineral properties may be burdensome.
Although variable depending on location and the governing authority, land reclamation and mine closure requirements are generally imposed on mining companies in order to minimize long-term effects of land disturbance. Such requirements may include requirements to control dispersion of potentially deleterious effluents, and reasonably re-establish pre-disturbance land forms and vegetation. Over the last several years, such requirements have been changing, with increasing obligations imposed in many jurisdictions.
Updated closure plans with respect to each of the Seabee Gold Operation and the Pirquitas mine have been submitted and are currently under review by the respective regulatory authorities in Saskatchewan, Canada and Argentina. Argentina currently has no specific mine closure legislation that requires such regulatory authority to grant approval in a timely manner or prescribes the conditions that may be attached to such approval if granted. The closure requirements for the Pirquitas mine may change in the future and we may be subject to increased obligations for both the technical and social aspects associated with such mine closure and reclamation, which would impact our closure plan and the duration of our closure activities.
In order to carry out reclamation and mine closure obligations imposed on us in connection with our exploration, potential development and production activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs, including providing the appropriate regulatory authorities with reclamation financial assurance. The amount and nature of the financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance we are required to post, we would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce our cash available for operations and financing activities. There can be no guarantee that we will be able to maintain or add to our current level of financial assurance. We may not have sufficient capital resources to further supplement our existing security.
Certain of our mineral properties have been subject to historic mining operations and certain of the mineral properties that were historically mined by us are subject to remediation obligations. At the Pirquitas mine, the present value of our current closure and reclamation cost estimate, to be spent over a number of years, using a discount rate of 10%, is approximately $28.5 million, excluding any salvage value. This estimate is based on conceptual level engineering and the actual mine closure and reclamation costs may differ significantly.
The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have an adverse effect on our financial position and results of operations and may cause us to alter our operations.
Social and economic changes for employees, their families and the local communities following closure of a mine, including the expected closure of the Pirquitas plant in late 2017 or early 2018, may lead to adverse impacts and unrest.
The cessation of San Miguel open pit mining activities at the Pirquitas mine in January 2017 has resulted in a significant reduction in workforce, as well as reduced indirect economic benefits to the surrounding and supporting communities. We share the responsibility of addressing the broader socio-economic responsibilities in the area with other stakeholders, including local, regional and federal authorities. There are potentially considerable expectations of the level of support to be provided to these communities that may not be realistic after the cessation of San Miguel open pit mining activities or the anticipated closure of the Pirquitas mine in late 2017 or early 2018, subject to our investment decision on the Chinchillas project. It is possible that this may lead to some level of social unrest, which could adversely affect our business.
Mining is inherently risky and subject to conditions and events beyond our control.
The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including:

•	unusual or unexpected geological formations;

•	metallurgical and other processing problems;

•	metal losses;

•	environmental hazards;

•	power outages;

•	community relations problems;

•	labor disruptions;

•	industrial accidents;

•	periodic interruptions due to inclement or hazardous weather conditions;

•	flooding, explosions, fire, rockbursts, cave-ins and landslides;

•	mechanical equipment and facility performance problems; and

•	the availability of materials and equipment.
These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.
Indigenous peoples title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.
Certain of our properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous peoples. The presence of community stakeholders may impact our ability to develop or operate our mining properties and projects or to conduct exploration activities. Accordingly, we are subject to the risk that one or more groups may oppose the continued operation, further development, or new development or exploration of our current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against our activities.
Governments in many jurisdictions must consult with, or require us to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations and permits. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect our ability to acquire within a reasonable time effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Canada, the United States, Argentina, Mexico and Peru in which title or other rights are claimed by indigenous peoples, and may affect the timetable and costs of development and operation of our mineral properties in these jurisdictions. In addition, the risk of unforeseen title claims by indigenous peoples could affect existing operations and development projects. These legal requirements may also affect our ability to expand or transfer existing operations or to develop new projects.

We are subject to assessment by taxation authorities in multiple jurisdictions that arise in the ordinary course of business.
In the normal course of business, we are subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which we operate and judgments as to their interpretation and application to our specific situation. Our business and operations of the business and operations of our subsidiaries is complex and we have, historically, undertaken a number of significant financings, acquisitions and other material transactions. The computation of income taxes payable as a result of these transactions involves many complex factors as well as our interpretation of and compliance with relevant tax legislation and regulations. While our management believes that the provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities who may challenge our interpretation of the applicable tax legislation and regulations.
We are subject to credit risk through our significant VAT receivables balance collectible primarily from the government of Argentina.
We are subject to credit risk through our significant VAT receivables balance that is collectible from the government of Argentina during the production stage of a mine. While the balance is expected to be recoverable in full, due to legislative rules and a complex collection process, a significant portion of our VAT receivable balance in Argentina is classified as non-current until government approval of the recovery claim is approved. As of December 31, 2016, our non-current VAT receivables balance was $6.5 million, and our net income was negatively impacted by a non-cash write-down of $3.7 million of this receivable. Even though we recovered VAT routinely in 2016, there have, at times, been significant delays in obtaining final approvals.
We are subject to claims and legal proceedings that arise in the ordinary course of business.
We are subject to various claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to us. We carry liability insurance coverage and establish reserves for matters that are probable and can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.
We are subject to anti-corruption laws.
We are subject to anti-corruption laws under the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act, which generally prohibit companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we may also be subject to the extra-territorial provisions of the Bribery Act 2010 (United Kingdom) which, in certain circumstances, can apply to offences committed outside of the United Kingdom by foreign companies. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in Argentina, Peru, Mexico or any other jurisdiction in which we may conduct business, and we cannot assure you that our employees or other agents will not engage in such prohibited conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations. We have an Anti-Corruption Compliance Policy and internal controls and procedures intended to address compliance and business integrity issues, and we train our employees on anti-bribery compliance on a global basis. However, despite careful establishment and implementation, we cannot assure you that these or other anti-bribery, anti-fraud or anti-corruption policies and procedures are or will be sufficient to protect against fraudulent and/or corrupt activity. In particular, we, in spite of our best efforts, may not always be able to prevent or detect corrupt or unethical practices by employees or third parties, such as subcontractors or joint venture partners, which may result in reputational damage, civil and/or criminal liability (under the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act or any other relevant compliance, anti-bribery, anti-fraud or anti-corruption laws) being imposed on us.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of applicable regulations.
We document and test our internal control procedures in order to maintain adequate internal control over our financial reporting and satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes Oxley Act of 2002 (“SOX”) in the United States and Part 3 of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) in Canada. SOX requires, among other things, an annual assessment by management of the effectiveness of our internal control over financial reporting and an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with applicable regulations. Our failure to satisfy the requirements of applicable regulations on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to monitor our internal control over financial reporting. Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with applicable regulations, including Section 404 of SOX and Part 3 of NI 52-109.
We are subject to evolving corporate governance and public disclosure regulations that have increased both our compliance costs and the risk of non-compliance, which could have an adverse effect on our stock price and our reputation.
We are subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the CSA, the Nasdaq Global Market (“Nasdaq”), the Toronto Stock Exchange (“TSX”) and the IASB. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws that have been enacted, making compliance more difficult and uncertain. In addition, our efforts to comply with new regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
For example, the Canadian Extractive Sector Transparency Measures Act, which became effective June 1, 2015, imposes significant annual reporting obligations regarding certain categories of payments made by Canadian resource extraction issuers to domestic and foreign governments at all levels. We will be required to commence reporting in 2017 for payments made during the year ended December 31, 2016. Failure to report or false reporting may result in fines of up to C$250,000 (which may be concurrent). If we find ourselves subject to an enforcement action or in violation of this legislation, this may result in significant penalties, fines and/or sanctions imposed on us resulting in a material adverse effect on our reputation.
Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company’s operations.
Greenhouse gases (“GHGs”) are emitted directly by our operations, as well as by external utilities from which we purchase power. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord, Durban Platform and the Paris Agreement, are in various phases of discussion or implementation in the countries in which we operate. As a result of the United Nations Framework Convention on Climate Change adopting the Paris Agreement on December 12, 2015, the Paris Agreement came into force in 2016 and the Government of Canada formally ratified this agreement and became one of the first parties to submit a long-term climate action strategy. Furthermore, in late 2016, the Government of Canada announced the Pan-

Canadian Framework on Clean Growth and Climate Change, which is intended to facilitate Canada’s transition to a low-carbon economy while combatting climate change. These, or future, measures could require us to reduce our direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply our operations. We could also incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements.
In addition, our operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures, increased snow pack and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage our property or equipment and increase health and safety risks on site. Such events or conditions could have other adverse effects on our workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease.
Our facilities at the Seabee Gold Operation depend on regular supplies of consumables (including diesel, tires, sodium cyanide and reagents) to operate efficiently. In the event that the effects of extreme weather events cause prolonged disruption to the delivery of essential commodities or affect the prices of these commodities, our production efficiency at the Seabee Gold Operation may be reduced. Although we make efforts to mitigate these risks by ensuring that extreme weather conditions are included in emergency response plans at our Seabee Gold Operation as required, there can be no assurance that these efforts will be effective and that these risks will not have an adverse effect on our Seabee Gold Operation and therefore profitability.
Our interest in deferred consideration received from divestitures may not be fully realizable.
As partial consideration for our disposition of the Diablillos and M-18 projects in Argentina, we received deferred cash consideration, including payments of approximately $1.15 million over the first two years and $13.0 million over the following three to five years. In addition, in connection with our disposition of the Challacollo project, we received as partial consideration the contingent right to receive common shares of Mandalay and an aggregate cash payment payable in installments (based on the average quarterly silver price), in each case dependent on the commencement of commercial production at the Challacollo project. In addition, upon closing of the sale of our Berenguela project in Peru, we will receive deferred cash consideration of $12.0 million over five years and a NSR royalty on production from the project. We also have a NSR royalty on production from each of the San Patricio, La Palmilla and San Agustín projects in Mexico, the Diablillos and M-18 projects, and the Challacollo, Juncal and La Flora projects in Chile. We are not able to provide any assurances that we will be able to realize the full value of these interests.
Our mineral properties may be subject to uncertain title.
We cannot assure you that title to our mineral properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. Also, we may not have, or may not be able to obtain or economically obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property or undertake or continue production thereon. This could result in us not being compensated for our prior expenditures relating to the property.
In addition, certain of our properties are located in areas that were and are inhabited by indigenous people. If historical artifacts or archaeological sites are discovered on or near our properties, we may be prohibited or restricted from developing or mining our mineral properties or be required to relocate or preserve such findings.

Our insurance coverage does not cover all of our potential losses, liabilities and damages related to our business and certain risks are uninsured and uninsurable.
Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.
Although we maintain insurance to protect against certain risks in such amounts as we consider reasonable, our insurance will not cover all of the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.
Civil disobedience in certain of the countries where our mineral properties are located could adversely affect our business.
Acts of civil disobedience are common in certain of the countries where our properties are located. In recent years, many mining companies have been the targets of actions to restrict their legally-entitled access to mining concessions or property. Such acts of civil disobedience often occur with no warning and can result in significant direct and indirect costs. We cannot assure you that there will be no disruptions to site access in the future, which could adversely affect our business.
Some of our operations are subject to significant safety and security risks.
We currently conduct mining operations in the United States, Canada and Argentina, and have additional exploration projects in Mexico, Peru and other countries. As a result, we are exposed to various levels of safety and security risks which could result in injury, damage to property, work stoppages, or blockades of our mining operations. Some of our operations, including the Pitarrilla project, are also located in areas where Mexican drug cartels operate. Risks and uncertainties vary from region to region and include, but are not limited to, terrorism, hostage taking, local drug gang activities, military repression, labor unrest and war or civil unrest. Local opposition to mine development projects could arise and such opposition may be violent. If we were to experience resistance or unrest in connection with our mines or projects, it could have a material adverse effect on our operations and profitability.
We may be required by human rights laws to take actions that delay our operations or the advancement of our projects.
Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation. Opposition by such groups to our operations may require modification of, or preclude the operation or development of, our projects or may require us to enter into agreements with such groups or local governments with respect to our projects, in some cases causing considerable delays to the advancement of our projects.

We face industry competition in the acquisition of mineral properties.
We compete with other exploration and production companies, many of which are better capitalized, have greater financial resources, operational experience and technical capabilities, or are further advanced in their development or are significantly larger and have access to greater Mineral Reserves than us, for the acquisition of mineral claims, leases and other mineral interests.
We may be unable to complete and successfully integrate an announced acquisition.
We expect to continue to evaluate acquisition opportunities and pursue those opportunities we believe are in our long-term best interests. The success of our acquisitions will depend upon our ability to effectively manage the integration and operations of entities or properties we acquire and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. Any acquisitions would be accompanied by risks. For example: there may be a significant change in commodity prices after we have committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; we may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; and the acquired business or assets may have unknown liabilities which may be significant. There can be no assurance that we will be able to successfully manage the integration and operations of businesses or properties we acquire or that the anticipated benefits of our acquisitions will be realized.
An event of default under our outstanding convertible notes may significantly reduce our liquidity and adversely affect our business.
Under the indenture dated as of January 16, 2013 (the “Indenture”) governing our 2.875% convertible senior notes due 2033 (the “Notes”), we have made various covenants to the trustees on behalf of the holders of such notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Notes, plus any accrued and unpaid interest, if any.
If there is an event of default under the Notes, the principal amount of such notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, this would place additional strain on our cash resources, which could inhibit our ability to further our exploration and development activities.
The Credit Facility contains financial covenants which we could fail to meet.
The terms of our Credit Facility require us to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, our ability to incur further indebtedness if doing so would cause us to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. Although at present, these covenants do not restrict our ability to conduct our business as presently conducted, there are no assurances that in the future we will continue to satisfy these covenants or we will not be limited in our ability to respond to changes in our business or competitive activities or be restricted in our ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a breach of these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Credit Facility unless we can obtain a waiver or consent in respect of any such breach. We cannot assure you that a waiver or consent would be granted. A breach of any of these covenants or the inability to comply with the required financial tests or ratios could result in a default under the Credit Facility. In the event of any default under the Credit Facility, the lenders could elect to declare all outstanding borrowings, together with accrued interest, fees and other amounts due thereunder, to be immediately due and payable, which may have a material adverse impact on our business, profitability or financial condition.

Certain of our directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies.
Certain of our directors and an officer are directors of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.
We may be subject to information systems security threats.
We have entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.
Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
RISKS RELATED TO OUR COMMON SHARES
Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce our earnings per share.
We may sell additional equity securities (including through the sale of additional securities convertible into common shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of our common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.
Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile.
The market price of our common shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of our common shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases on developments at the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our other properties, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of common shares to be publicly traded after an offering of our common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Introductory Notes – Cautionary Notice Regarding Forward-Looking Statements”.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of our common shares, regardless of our operating performance. The variables which are not directly related to our success and are, therefore, not within our control, include other developments that affect the market for mining company shares, the breadth of the public market for our common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of our common shares on the exchanges on which they trade has historically made our common share price volatile and suggests that our common share price will continue to be volatile in the future.
DIVIDENDS
We have not declared or paid any dividends on our common shares since 1955. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on our common shares in the foreseeable future. Any return on an investment in our common shares will come from the appreciation, if any, in the value of our common shares. The payment of future cash dividends, if any, will be reviewed periodically by our Board of Directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.
DESCRIPTION OF CAPITAL STRUCTURE
Our authorized share capital consists of an unlimited number of common shares, without par value, of which 119,401,795 common shares were issued and outstanding as at December 31, 2016. In addition, we had 3,038,707 common shares reserved for issuance pursuant to outstanding stock options, which were exercisable at a weighted average price of C$8.52 per share, as at December 31, 2016. In 2013, we issued the Notes, which bear interest at 2.875% payable semi-annually in arrears on February 1 and August 1 of each year and are convertible by holders into our common shares.
COMMON SHARES
All of our common shares rank equally as to voting rights, participation in a distribution of our assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of our common shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each common share carries with it the right to one vote.
In the event of our liquidation, dissolution or winding-up or other distribution of our assets, the holders of our common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after we have paid out our liabilities. Distributions in the form of dividends, if any, will be set by our Board of Directors. See “Dividends”.
Any alteration of the rights attached to our common shares must be approved by at least two-thirds of the common shares voted at a meeting of our shareholders.
In March 2012, we adopted a shareholder rights plan (the “Rights Plan”). The Rights Plan is similar to shareholder rights plans adopted by other Canadian public companies and was not adopted in response to, or in anticipation of, any known take-over bid. The Rights Plan was reconfirmed by shareholders at our annual and special meeting of shareholders in 2015. The Rights Plan has successive three-year terms and will expire at the close of our annual meeting of shareholders in 2018, unless it is reconfirmed by shareholders at such meeting or otherwise terminated in accordance with its terms prior to that time. A copy of the Rights Plan is available under our profile on the SEDAR website at www.sedar.com.

STOCK OPTIONS
Stock options to purchase our securities are granted to our employees on terms and conditions acceptable to the regulatory authorities in Canada. At our annual and special meeting held on May 9, 2014, our shareholders approved an amended and restated stock option plan that reserves 6% of our issued and outstanding shares for issuance on exercise of stock options, including previously granted stock options.
Under our stock option plan: (a) the maximum number of shares reserved for issuance under the plan is 6% of our issued and outstanding shares; (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares; (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution; (d) a stock option is exercisable during the lifetime of the optionee only by such optionee; (e) the maximum term of each stock option is ten years, with the vesting period determined at the discretion of the Board of Directors; and (f) the minimum exercise price for a stock option is equal to the greater of the (i) closing price of our shares on the TSX on the day preceding the date of grant, and (ii) volume weighted average trading price of our common shares on the TSX, calculated by dividing the total value by the total volume of common shares traded, for the five trading days immediately preceding the granting of the option.
The number of stock options and the number of common shares subject to such stock options granted to officers and executives as a group and employees and consultants as a group are set out below as at December 31, 2016. The exercise price of the stock options is stated in Canadian dollars.

Optionholders	Number of Options Outstanding	Exercise Price (C$)	Expiry Date
Officers and Executives	9,900 17,571 150,000 26,667 10,000 75,700 80,000 216,534 40,001 35,580 33,334 459,502 333,334 629,800	$23.14 $15.41 $17.47 $23.57 $24.41 $12.99 $10.10 $7.37 $11.18 $7.26 $6.48 $5.83 $8.38 $7.17
January 27, 2018
January 18, 2019
January 31, 2019
May 15, 2019
December 16, 2019
January 25, 2020
March 12, 2020
January 1, 2021
April 1, 2021
June 1, 2021
December 1, 2021
January 1, 2022
August 14, 2022
January 1, 2023

Other Employees and Consultants	3,608 18,055 10,760 1,822 6,245 20,000 18,321 12,905 71,923 65,507 12,500 2,183 18,373 6,500 5,500 70,703 11,699 2,500 10,000 7,256 11,100 59,521 38,835 101,214 11,381 2,272 2 13,334 95,672 41,153 9,220 160,720	$9.30 $9.19 $9.51 $7.51 $6.86 $28.78 $5.51 $7.35 $7.30 $4.22 $15.15 $3.51 $4.22 $24.41 $10.10 $5.62 $2.54 $17.38 $9.50 $8.65 $11.89 $12.86 $11.18 $10.86 $7.26 $11.24 $1.78 $5.83 $6.11 $3.30 $4.00 $7.27
January 1, 2017
March 29, 2017
May 8, 2017
January 1, 2018
March 7, 2018
March 9, 2018
April 1, 2018
January 1, 2019
February 24, 2019
February 27, 2019
March 17, 2019
June 1, 2019
October 17, 2019
December 16, 2019
March 12, 2020
March 26, 2020
April 1, 2020
August 13, 2020
September 1, 2020
December 10, 2020
January 1, 2021
March 25, 2021
April 1, 2021
May 12, 2021
June 1, 2021
June 3, 2021
December 11, 2021
January 1, 2022
April 1, 2022
April 7, 2022
May 6, 2022
April 1, 2023

Total:	3,038,707

CONVERTIBLE NOTES
2.875% Convertible Senior Notes due 2033
The Notes bear interest at 2.875% payable semi-annually in arrears on February 1 and August 1 of each year and are convertible by holders into our common shares, based on an initial conversion rate of 50 common shares per $1,000 principal amount of Notes, at any time up to and including the second business day immediately preceding March 1, 2033, subject to earlier redemption or purchase.
We may not redeem the Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. On or after that date but before February 1, 2020, we may redeem all or part of the Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date we provide notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will be equal to the sum of: (a) 100% of the principal amount of the Notes to be redeemed; (b) accrued and unpaid interest, if any, to, but excluding, the redemption date; and (c) a “make-whole premium”, payable in cash, equal to the present value of the remaining scheduled payments of interest that would have been made on the Notes to be redeemed had they remained outstanding until February 1, 2020.
On or after February 1, 2020, we may redeem the Notes, in whole or in part, for cash equal to 100% of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Holders may require us to purchase all or a portion of their Notes on each of February 1, 2020, February 1, 2023, and February 1, 2028 for cash at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the purchase date.
In the event of a fundamental change (as defined in the Indenture), we are required to offer to purchase all of the outstanding Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest, if any, to, but excluding, the purchase date.
The Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables. The Indenture does not restrict us from incurring further indebtedness including secured indebtedness.
The Indenture requires us to comply with certain reporting and other non-financial covenants.

MARKET FOR SECURITIES
TRADING PRICE AND VOLUME
Our common shares are listed on the Nasdaq and the TSX under the trading symbols “SSRI” and “SSO,” respectively. The following table sets out the market price range and total trading volumes of our common shares on the Nasdaq and the TSX for the periods indicated.
Nasdaq Global Market

Year		High	Low	Volume
		(US$)	(US$)	(no. of shares)
2016	December	$10.36	$8.00	40,882,564
	November	$12.09	$9.38	46,533,346
	October	$11.81	$10.34	33,204,440
	September	$13.61	$11.97	52,287,375
	August	$15.43	$11.72	57,189,107
	July	$14.87	$12.64	47,033,957
	June	$12.99	$9.03	81,017,684
	May	$9.98	$8.31	48,449,733
	April	$9.39	$5.53	51,457,779
	March	$6.69	$5.33	44,868,065
	February	$6.04	$4.44	34,160,187
	January	$5.24	$3.80	26,960,648
Toronto Stock Exchange

Year		High	Low	Volume
		(C$)	(C$)	(no. of shares)
2016	December	$13.75	$10.74	15,497,061
	November	$16.16	$12.71	27,455,103
	October	$15.46	$13.67	17,279,004
	September	$17.55	$15.76	22,351,964
	August	$20.02	$15.39	32,672,438
	July	$19.52	$16.72	27,572,931
	June	$16.77	$11.82	37,965,300
	May	$12.89	$10.69	26,649,698
	April	$11.78	$7.23	32,820,558
	March	$8.93	$7.03	28,528,635
	February	$8.37	$6.21	19,791,944
	January	$7.39	$5.49	16,023,957

PRIOR SALES
The following table summarizes the issuances of stock options by us for the year ended December 31, 2016.

Date of Issue	Number of Securities	Price per Security
January 1, 2016	629,800	C$7.17
April 1, 2016	168,220	C$7.27
DIRECTORS AND EXECUTIVE OFFICERS
The names, positions or offices held with us, province/state and country of residence, and principal occupation of our directors and executive officers as at March 22, 2017 are set out below. In addition, the principal occupations of each of our directors and executive officers within the past five years are disclosed in their brief biographies.
As at March 22, 2017, our directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over 157,342 of our common shares, representing less than one percent of our issued and outstanding common shares before giving effect to the exercise of options to purchase common shares held by such directors and executive officers.
The term of our directors expires at the annual general meeting of shareholders where they can be nominated for re-election. The officers hold their office at the discretion of the Board of Directors, but typically on an annual basis, after the annual general meeting, the directors pass resolutions to appoint officers and committees.
DIRECTORS
A.E. Michael Anglin – California, U.S.A. (Director since August 7, 2008; Independent)
Mr. Anglin is the Chair of our Safety and Sustainability Committee and a member of our Compensation Committee. Mr. Anglin graduated with a Bachelor of Science (Honours) degree in Mining Engineering from the Royal School of Mines, Imperial College, London in 1977 and attained a Master of Science degree from the Imperial College in London in 1985. Mr. Anglin spent 22 years with BHP Billiton Ltd. (“BHP Billiton”), most recently serving as Vice President Operations and Chief Operating Officer of the Base Metals Group based in Santiago, Chile, before retiring in 2008.
Paul Benson – British Columbia, Canada (Director since August 1, 2015; Not Independent)
Mr. Benson joined Silver Standard as President and Chief Executive Officer on August 1, 2015 and is a member of our Board of Directors. He brings to the company 30 years of experience in various technical and business capacities. Most recently, Mr. Benson was CEO and Managing Director of Troy Resources Limited. Prior to that, for 20 years he held a number of executive and operating roles in Australia and overseas with BHP Billiton, Rio Tinto, and Renison Goldfields. Mr. Benson holds a Bachelor of Science in Geology and Exploration Geophysics and a Bachelor of Engineering in Mining, both from the University of Sydney. He also earned a Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia and a Sloan Masters of Science in Management from the London Business School.

Brian R. Booth – British Columbia, Canada (Director since May 31, 2016; Independent)
Mr. Booth has been a member of our Board of Directors since May 2016 and is a member of our Compensation and Safety and Sustainability Committees. He is also the President, CEO and a director of Pembrook Copper Corp., a private mining exploration company and has served as a director on numerous public and private mining companies for over 10 years. Prior to joining Pembrook, he was President, CEO and a director of Lake Shore Gold Corp. and previous to that held various exploration management positions at Inco Limited over a 23 year career, including Manager of Exploration - North America and Europe, Manager of Global Nickel Exploration and Managing Director PT Ingold for Australasia. Mr. Booth holds a B.Sc. in Geological Sciences from McGill University (1983) and was awarded an honorary lifetime membership in the Indonesian Mining Association for service as Assistant Chairman of the Professional Division.
Gustavo A. Herrero – Buenos Aires, Argentina (Director since January 8, 2013; Independent)
Mr. Herrero was appointed to our Board of Directors in January 2013 and is the Chair of our Corporate Governance and Nominating Committee. He serves on our Audit Committee and during part of 2016 he also served as a member of our Compensation Committee. He is a resident of Buenos Aires, Argentina, and was the Executive Director of the Harvard Business School Latin America Research Center (LARC) until December 31, 2013, at which time he retired from that position and currently serves on the Harvard Business School Latin American Advisory Board and on the Advisory Committee of Harvard University’s David Rockefeller Center for Latin American Studies. Prior to joining the LARC in 1999, he was the CEO of IVA S.A., Argentina’s largest wool textile mill, and of Zucamor S.A./Papel Misionero S.A., Argentina’s leading paper and packaging manufacturer. Mr. Herrero serves on the board of directors of Zucamor S.A. in Buenos Aires, of Tyrus Capital in Monte-Carlo and of Mobile Financial Services Holding, a joint venture of Telefonica International and MasterCard, in Brussels. He also sits on the advisory boards of the Centro de Implementación de Políticas Públicas para la Equidad y el Crecimiento (CIPPEC) and the Fundación Red de Acción Política (RAP), both non-governmental organizations in Argentina. Mr. Herrero holds an MBA from Harvard Business School, where he was a Fulbright Scholar, and a degree of Licenciado en Administración de Empresas from the Universidad Argentina de la Empresa.
Beverlee F. Park – British Columbia, Canada (Director since May 20, 2014; Independent)
Ms. Park has been a member of our Board of Directors since May 2014 and is a member of our Safety and Sustainability and Audit Committees, and is one of our Audit Committee financial experts. Ms. Park graduated with a Bachelor of Commerce (Distinction) from McGill University. She is an FCPA/FCA and has a Masters of Business Administration from the Simon Fraser University Executive program. Ms. Park spent 17 years with TimberWest Forest Corp. (“TimberWest”), most recently serving as its Chief Operating Officer before retiring in 2013. Prior to becoming Chief Operating Officer, Ms. Park also held the positions of Executive Vice President and Chief Financial Officer at TimberWest, as well as President, Couverdon Real Estate (TimberWest’s land development division).
Richard D. Paterson – California, U.S.A. (Director since August 7, 2008; Independent)
Mr. Paterson is the Chair of our Audit Committee and is one of our Audit Committee financial experts. He also serves on our Corporate Governance and Nominating Committee. Mr. Paterson graduated from Concordia University, Montreal with a Bachelor of Commerce degree in 1964. Mr. Paterson has been a Managing Director of Genstar Capital, a private equity firm specializing in leveraged buyouts, since 1988. He retired from Genstar Capital at the end of 2016. Before founding Genstar Capital, Mr. Paterson served as Senior Vice President and Chief Financial Officer of Genstar Corporation, a NYSE-listed company, where he was responsible for finance, tax, information systems and public reporting.

Steven P. Reid – Alberta, Canada (Director since January 8, 2013; Independent)
Mr. Reid serves as the Chair of the Compensation Committee and as a member of our Safety and Sustainability Committee. He has over 40 years of international business experience, including senior leadership roles in several countries. He held the position of Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012. He also served Goldcorp as Executive Vice President, Canada and USA. Prior to joining Goldcorp, Mr. Reid spent 13 years at Placer in numerous corporate, mine management and operating roles, including Country Manager for Canadian operations. Mr. Reid has also held leadership positions at Kingsgate Consolidated and Newcrest Mining Limited, where he was responsible for running operations throughout Asia and Australia. Mr. Reid holds a Bachelor of Science degree in Mineral Engineering from the South Australian Institute of Technology and a TRIUM Global Executive MBA.
Peter W. Tomsett – British Columbia, Canada (Director since November 7, 2006; Independent)
Mr. Tomsett is the Chair of our Board of Directors and a member of our Corporate Governance and Nominating Committee. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) degree in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) degree in Mineral Production Management from the Imperial College in London. Mr. Tomsett spent 20 years at Placer, latterly serving as President and Chief Executive Officer until its acquisition by Barrick in 2006.
OFFICERS
Nadine Block – British Columbia, Canada
Ms. Block has served as our Vice President, Human Resources since July 2014. She has over 20 years of experience as a human resources professional. Before joining Silver Standard, Ms. Block provided HR consulting services to various mining organizations as well as other industries, including specialty food and manufacturing. Prior to her HR consulting practice, Ms. Block was Vice President, Human Resources for Quadra FNX Mining, Vice President, Human Resources for Pan American Silver, and Senior Vice President, Human Resources for Finning International Inc. Ms. Block holds an MBA from McGill University and is a graduate of the University of British Columbia with a Bachelor of Arts in psychology.
W. John DeCooman – British Columbia, Canada
Mr. DeCooman is our Vice President, Business Development and Strategy. His experience prior to joining Silver Standard in 2009 includes over 20 years of mining project finance and advisory responsibilities at Deutsche Banc Alex. Brown and Standard Bank. He has also held corporate positions with responsibilities including finance, acquisitions, metals concentrate marketing, business development and exploration. Mr. DeCooman holds a Bachelor of Science degree from The Pennsylvania State University and a Master of Science degree from the Colorado School of Mines.
Jonathan Gilligan – British Columbia, Canada
Dr. Gilligan is our Vice President, Technical and Project Development and has 30 years’ experience in the mining industry. Prior to joining Silver Standard, Dr. Gilligan was Director and Principal Consultant of J M Gilligan Consulting Pty, Ltd. in Australia, providing strategic and technical mining-related professional services to the mining industry in the fields of exploration, resource development, capital project studies and mine operations evaluation. Previous to this, Dr. Gilligan held progressively senior roles with BHP Billiton, including Vice President – Special Projects, Project Director – Mine Autonomy Project, Deputy Project Director – Olympic Dam Expansion, Manager Operations – Escondida Norte and Manager Geology – Escondida. Dr. Gilligan obtained his B.Sc. (Hons.) in Geology from the University College London and his Ph.D. in Economic Geology from Southampton University.

Gregory J. Martin – British Columbia, Canada
Mr. Martin has served as our Senior Vice President and Chief Financial Officer since January 2012. Before joining Silver Standard, Mr. Martin served as Vice President, Business Development and Treasurer for NovaGold Resources Inc. Prior to that, Mr. Martin held executive financial roles with Finning International Inc., Zincore Metals Inc. and Placer. Mr. Martin is a Chartered Professional Accountant, CGA, holds an MBA from the University of Western Ontario’s Ivey School of Business and is a graduate of the University of British Columbia with a B.A.Sc. in Civil Engineering.
Alan N. Pangbourne – British Columbia, Canada
Mr. Pangbourne is our Chief Operating Officer. Previously, he held the positions of Senior Vice President, Operations and Senior Vice President, Projects with Silver Standard. Before joining Silver Standard, Mr. Pangbourne was the Vice President Projects, South America, at Kinross Gold Corporation. Prior to this, he held a number of senior project and operating roles at BHP Billiton, including President and Chief Operating Officer of Cerro Matoso, BHP Billiton’s nickel business in Colombia. He was also the Projects Director for BHP Billiton’s Uranium Division, which includes the Olympic Dam Expansion, and Project Manager for BHP Billiton’s Spence copper project in Chile. Mr. Pangbourne holds a Bachelor of Applied Science (Extractive Metallurgy) and a Graduate Diploma in Mineral Processing from the Western Australian School of Mines.
Kelly Stark-Anderson – British Columbia, Canada
Ms. Stark-Anderson is our Vice President, Legal and Corporate Secretary. She has over 20 years of experience as a lawyer. Before joining Silver Standard, she ran a law firm providing corporate secretarial, governance and securities compliance services to public, private and crown entities. Prior to starting her own firm, Ms. Stark-Anderson held progressively senior in-house counsel positions with the Spectra Energy group of companies. She also practiced law with Blake, Cassels & Graydon LLP in the firm’s Toronto, Calgary and Vancouver offices. Ms. Stark-Anderson obtained her Bachelor of Laws from the University of Toronto and a Bachelor of Arts, Honours Economics from the University of Calgary.
Except as described below, each of the individuals named above has been engaged for more than five years in his or her present principal occupation or organization in which he or she currently holds his or her principal occupation:

Name of Director or Officer	Five-Year Employment History
Paul Benson	Prior to joining Silver Standard in August 2015, Mr. Benson was CEO and Managing Director of Troy Resources Limited.
Brian R. Booth	Prior to joining our Board of Directors, Mr. Booth served as Chairman of the Board of Directors of Claude Resources. He is currently the President, CEO and a director of Pembrook Copper Corp.
Gustavo A. Herrero
Mr. Herrero was the Executive Director of the Harvard Business School Latin America Research Center (LARC) until December 31, 2013, and currently also serves on the Harvard Business School Latin American Advisory Board and on the Advisory Committee of Harvard University’s David Rockefeller Center for Latin American Studies.

Beverlee F. Park
Prior to joining our Board of Directors, Ms. Park spent 17 years with TimberWest, most recently serving as its Chief Operating Officer before retiring in 2013. Prior to becoming Chief Operating Officer, Ms. Park served as President, Couverdon Real Estate (TimberWest’s land development division). She also currently serves on the Board of Directors of Teekay LNG Partners and TransAlta Corporation.

Steven P. Reid
Mr. Reid held the position of Chief Operating Officer of Goldcorp from January 2007 until his retirement in September 2012. Mr. Reid currently also serves on the Board of Directors of each of Eldorado Gold Corporation and Gold Fields Limited.

Nadine Block	Before joining Silver Standard, Ms. Block provided HR consulting services to various mining organizations as well as other industries.
Jonathan Gilligan	Prior to joining Silver Standard, Dr. Gilligan was Director and Principal Consultant of J M Gilligan Consulting Pty, Ltd. in Australia.
Alan N. Pangbourne	Prior to joining Silver Standard in February 2013, Mr. Pangbourne was the Vice President Projects, South America, at Kinross Gold Corporation.
Kelly Stark-Anderson
Prior to joining Silver Standard in January 2014, Ms. Stark-Anderson ran a law firm providing corporate secretarial, governance and securities compliance services to public, private and crown entities.

STANDING COMMITTEES OF THE BOARD
There are currently four standing committees of our Board of Directors: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Safety and Sustainability Committee. The following table identifies the members of each of these committees:

Board Committee	Committee Members	Status
Audit Committee	Richard D. Paterson (Chair) Beverlee F. Park Gustavo A. Herrero	Independent Independent Independent
Compensation Committee	Steven P. Reid (Chair) A.E. Michael Anglin Brian R. Booth	Independent Independent Independent
Corporate Governance and Nominating Committee	Gustavo A. Herrero (Chair) Richard D. Paterson Peter W. Tomsett	Independent Independent Independent
Safety and Sustainability Committee	A.E. Michael Anglin (Chair) Brian R. Booth Beverlee F. Park Steven P. Reid	Independent Independent Independent Independent
CODE OF ETHICS
We have adopted a “code of ethics” (as that term is defined in the Annual Report on Form 40-F of the SEC), entitled the “Code of Business Conduct and Ethics” (the “Code of Conduct”), that applies to our principal executive officer, principal financial officer and other senior financial officers performing similar functions. The Code of Conduct is available for viewing on our website at www.silverstandard.com.
All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to our principal executive officer, principal financial officer or other senior financial officers performing similar functions, will be posted on our website.

CEASE TRADE ORDERS OR BANKRUPTCIES
Other than as disclosed below, no director or executive officer of Silver Standard is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including Silver Standard), that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of subsection (a) above, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.
Mr. Anglin was a director of EmberClear Corp. (“EmberClear”) until September 8, 2014. EmberClear was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear’s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management’s discussion and analysis. The cease trade orders against EmberClear were revoked in January 2015.
Other than as disclosed below, no director or executive officer of Silver Standard, or a shareholder holding a sufficient number of our securities to affect materially the control of Silver Standard:

(a)
is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including Silver Standard) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Paterson was a director of a private company, Propex Inc., which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in 2008.
PENALTIES OR SANCTIONS
No director or executive officer of Silver Standard, or a shareholder holding a sufficient number of our securities to affect materially the control of Silver Standard, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding Silver Standard.

CONFLICTS OF INTEREST
Certain of our directors and officers are directors or officers of other natural resource or mining related companies. These associations may give rise to conflicts of interest from time to time. We are not aware of any existing or potential conflicts of interest between Silver Standard or any of its subsidiaries and any of our directors or officers. If a director or officer has any conflict of interest or potential conflict of interest, the interested director or officer is required to disclose such conflict pursuant to and is expected to govern themselves in accordance with the BCBCA and the Code of Conduct. In particular, an interested director or officer will not participate in deliberations where he or she has a conflict or potential conflict of interest and, in the case of an interested director, will not vote on any such matter.
AUDIT COMMITTEE
The Audit Committee has the responsibility of, among other things: overseeing financial reporting, internal controls, the audit process and the establishment of “whistleblower” and related policies; recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation; pre-approving audit, audit-related and tax services to be provided by the independent auditor; and reviewing and recommending approval to the Board of Directors of our annual and quarterly financial statements and management’s discussion and analysis and our Annual Information Form. The full text of the Audit Committee Charter is attached hereto as Schedule “A”.
COMPOSITION OF THE AUDIT COMMITTEE
All members of the Audit Committee are independent and considered to be financially literate within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”). The members of the Audit Committee are: Richard D. Paterson (Chair), Gustavo A. Herrero and Beverlee F. Park. Mr. Paterson and Ms. Park are our Audit Committee financial experts.
For more information regarding relevant education and experience for Messrs. Paterson and Herrero and Ms. Park, see “Directors and Executive Officers”.
AUDIT COMMITTEE OVERSIGHT
At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by our Board of Directors.
RELIANCE ON CERTAIN EXEMPTIONS
At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of NI 52‑110 (De Minimis Non-audit Services) or an exemption from NI 52‑110, in whole or in part, granted under Part 8 of NI 52‑110.
PRE-APPROVAL POLICIES AND PROCEDURES
The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. The Audit Committee Charter allows the Audit Committee to delegate the pre-approval authority to a member of the Audit Committee. This pre-approval authority has been delegated to the Chair of the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by our auditors for the fiscal year ended December 31, 2016 have been pre-approved by our Audit Committee or the Audit Committee Chair, and in such case all non-audit services so pre-approved are presented to the full Audit Committee at its next regularly scheduled meeting. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

EXTERNAL AUDITOR SERVICE FEES
The aggregate fees billed by our external auditors, PricewaterhouseCoopers LLP, Chartered Professional Accountants, in each of the last two financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2016	C$839,100	--	C$1,550	--
2015	C$696,751	C$70,000	C$33,698	--
Notes:

(1)	The aggregate audit fees billed.

(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, including review of certain tax forms and application of certain tax rules.

(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

(5)
All audit and non-audit services performed by the external auditor during our two most recently completed financial years were pre-approved by the Audit Committee or the Audit Committee Chair, as discussed under the heading “Pre-Approval Policies and Procedures” above.

LEGAL PROCEEDINGS
EXPORT DUTIES
We entered into the Fiscal Agreement with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, Customs levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.
The Federal Court (Jujuy) granted the Injunction, pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Tax Authority but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Tax Authority also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority filed an application with the Federal Court (Jujuy) to lift the Injunction and require payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014.
On June 21, 2016 the Federal Court (Jujuy) ruled that the Injunction would remain in place subject to certain conditions, including the provision by August 5, 2016, of a guarantee by Silver Standard against liabilities arising from export duties and applicable interest as well as security from Mina Pirquitas, LLC on certain assets at the Pirquitas mine. We appealed the condition to provide the parent guarantee. On November 17, 2016, the Appeal Court in Salta ruled in favor of the Federal Tax Authority and lifted the Injunction. Our subsequent request for appeal of this ruling to the Supreme Court was approved by the Appeal Court in Salta on December 27, 2016, and the suspension of payment under the Injunction remains in effect. We are also continuing discussions with the Federal Tax Authority and other government officials for potential resolution of the claim. We cannot predict the outcome of the court proceedings and those discussions. If we do not reach a successful resolution of the matter, the Federal Tax Authority may make further application to the court to have the Injunction lifted and initiate proceedings to collect the accrued export duties and its claimed interest. The lifting of the Injunction does not impact our underlying challenge of the legality of the application of export duties or remedies available under the Fiscal Agreement.
As of December 31, 2016, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we did not pay export duties on silver concentrate but continued to accrue export duties until February 12, 2016, when the Federal Government of Argentina announced the removal of export duties on mineral concentrates. At December 31, 2016, we have accrued a liability totaling $67.1 million for export duties with no accrual for interest charges and have recorded a corresponding increase in cost of sales in the relevant periods. The Federal Tax Authority has claimed that interest penalties at the prescribed rate applicable to general Argentine peso-based tax liabilities of 3% per month should be applied to the U.S. dollar export duty from the dates that each duty was accrued. The application of this rate results in a material interest claim of an amount approximately equivalent to the underlying duties that we have not accrued due to its uncertainty. In addition to our challenges on the underlying application of the export duties, we are also challenging the Federal Tax Authority’s claim for interest and the rate upon which it claims interest.
The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our consolidated statements of income (loss).
CRA REASSESSMENT
On January 27, 2015, we received the NOR from the CRA in the amount of approximately C$41.4 million plus interest of approximately C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. On April 20, 2015, we filed a Notice of Objection with the CRA and, on September 15, 2015, we filed a Notice of Appeal with the Tax Court of Canada to dispute the NOR.

On August 8, 2016, we announced that we executed minutes of settlement (the “Settlement Agreement”) with the DOJ to resolve the NOR in our favor. Pursuant to the terms of the Settlement Agreement, the CRA issued a new notice of reassessment for each of the 2010 and 2011 taxation years reversing the NOR, and refunded to us our deposit of $18.2 million, plus accrued interest. On September 7, 2016, the DOJ filed a notice of discontinuance of our appeal with the Tax Court of Canada.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of our issued shares, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect us.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our common shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.
MATERIAL CONTRACTS
Except for contracts entered into in the ordinary course of business, the only material contracts that we have entered in the financial year ended December 31, 2016, or before the last financial year but still in effect, are as follows:

1.	Shareholder Rights Plan Agreement dated March 9, 2012 between Silver Standard and Computershare Investor Services Inc.;

2.	the Indenture;

3.
Indemnity agreements made effective as of March 1, 2014 between Silver Standard and each of A. E. Michael Anglin, Gustavo A. Herrero, Richard D. Paterson, Steven P. Reid, Peter W. Tomsett, W. John DeCooman, Gregory J. Martin, Alan N. Pangbourne and Kelly Stark-Anderson;

4.	Indemnity agreement made effective as of May 20, 2014 between Silver Standard and Beverlee F. Park;

5.	Indemnity agreements made effective as of August 6, 2014 between Silver Standard and each of Nadine J. Block and Jonathan Gilligan;

6.	Indemnity agreement made effective as of August 1, 2015 between Silver Standard and Paul Benson;

7.
Arrangement Agreement dated March 7, 2016 between Silver Standard and Claude Resources, as amended by an Amending Agreement made effective as of March 30, 2016 between Silver Standard and Claude Resources; and

8.	Indemnity agreement made effective as of May 31, 2016 between Silver Standard and Brian R. Booth.
Copies of the above material contracts are available under our profile on the SEDAR website at www.sedar.com.
INTERESTS OF EXPERTS
The following persons have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during, or relating to, our financial year ended December 31, 2016: Bruce Butcher, P.Eng., F. Carl Edmunds, P.Geo., Trevor J. Yeomans, ACSM, P.Eng., James N. Carver, SME Registered Member, Karthik Rathnam, MAusIMM (CP), Thomas Rice, SME Registered Member, Cameron Chapman, P.Eng., Kevin Fitzpatrick, P.Eng., Jeffrey Kulas, P. Geo., B. Skanderbeg, P.Geo., Gordon Reed, P.Eng., Warwick S. Board, P.Geo., R. Bruce Kennedy, P.E. and Sebastien Bernier, P.Geo.

None of the foregoing persons, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in our property or the property of any of our associates or affiliates. The foregoing persons held an interest in either less than 1% or none of our securities or the securities of any associate or affiliate of ours when they prepared the reports, the Mineral Reserves estimates and the Mineral Resources estimates referred to herein and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of our securities or the securities of any associate or affiliate of ours in connection with the preparation of such reports or estimates. Neither the aforementioned persons, other than Bruce Butcher, F. Carl Edmunds, Trevor J. Yeomans, James N. Carver, Karthik Rathnam, Thomas Rice, Cameron Chapman, Kevin Fitzpatrick and Jeffrey Kulas (each of whom is a Silver Standard employee), nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of us or of any associate or affiliate of us.
PricewaterhouseCoopers LLP, Chartered Professional Accountants, provided an auditor’s report dated February 23, 2017 in respect of our financial statements for the year ended December 31, 2016. PricewaterhouseCoopers LLP, Chartered Professional Accountants, has advised us that they are independent with respect to Silver Standard in accordance with the Code of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia and within the meaning of PCAOB Rule 3520, Auditor Independence.
ADDITIONAL INFORMATION
Additional information, including that relating to directors’ and officers’ remuneration, principal holders of our securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in our management information circular for the annual and special meeting of shareholders to be held on May 4, 2017.
Additional financial information is provided in our audited consolidated financial statements and management’s discussion and analysis of the financial position and results of operations for the year ended December 31, 2016, which are available under our profile on the SEDAR website at www.sedar.com.
Additional information relating to us is available under our profile on the SEDAR website at www.sedar.com.
Dated March 22, 2017.

BY ORDER OF THE BOARD OF DIRECTORS “Paul Benson” Paul Benson President and Chief Executive Officer

SCHEDULE “A”
AUDIT COMMITTEE CHARTER
(updated November 2016)
A.    PURPOSE
The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities, relating to:

(i)	the Company’s accounting and financial reporting process and systems of internal accounting and financial controls;

(ii)	the quality and integrity of the Company’s financial statements;

(iii)	the Company’s compliance with legal and regulatory requirements; and

(iv)	the independence and performance of the Company’s external auditor.
B.    COMPOSITION, PROCEDURES AND ORGANIZATION

1.
The Board of Directors of the Company (the “Board”) shall appoint the members and the Chair of the Committee each year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

2.
The Committee shall consist of at least three members of the Board all of whom shall be independent in accordance with the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada and the U.S. Securities and Exchange Commission (the “SEC”), and the stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the Nasdaq Global Market (“Securities Laws”), subject to any exemptions provided thereunder.

3.
All Committee members shall be financially literate as defined by Securities Laws and at least one member of the Committee shall be a “financial expert” as defined by the SEC, unless otherwise determined by the Board. The Chair of the Board shall be an ex-officio member of the Committee.

4.
If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

5.	The Corporate Secretary of the Company shall be the secretary of the Committee, unless otherwise determined by the Committee.

6.
The Committee shall meet at least four times annually on such dates and at such locations as may be determined by the Chair and may also meet at any other time or times on the call of the Chair, the external auditor or any two of the other Committee members.

7.
The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. The Committee may also act by unanimous written consent of its members.

8.
The external auditors or any two Directors may request the Chair to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to the external auditor or such Directors, and may participate in such meeting.

9.
Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.
The Chair shall develop the Committee’s agenda, in consultation with the other members of the Committee, the Board and management, as necessary. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

11.
At the invitation of the Chair, one or more officers or employees of the Company may, and if required by the Committee shall, attend a meeting of the Committee. The external auditor shall receive notice of and have the right to attend all meetings of the Committee.

12.
The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board).

13.
The external auditor shall have a direct line of communication to the Committee through the Chair and may bypass management if deemed necessary. The external auditor shall report to the Committee and is ultimately accountable to the Board and the Committee.

14.	The Committee, through its Chair, may contact directly the external auditor, the internal auditor, if any, and any employee of the Company as it deems necessary.

15.
In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Company, to the Company’s legal counsel and to such other information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.

16.
The Committee shall annually assess its performance and review this charter and the calendar of activities, attached as Appendix A, and to submit any recommended changes thereto for approval by the Board.

C.    OUTSIDE CONSULTANTS AND ADVISORS
The Committee, when it considers it necessary or advisable, may retain, at the Company’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve the fees and other retention terms for such persons.
D.    ROLES AND RESPONSIBILITIES
The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities as outlined in the “Purpose” section of this charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee as outlined in the “Purpose” section of this charter.

The Committee shall carry out the duties set forth below for the Company, major subsidiary undertakings and the group as a whole, as appropriate. The Committee’s principal responsibility is one of oversight. The Company’s management is responsible for preparing the Company’s financial statements and ensuring their accuracy and completeness, and the Company’s external auditor is responsible for auditing and/or reviewing those financial statements. In carrying out these oversight responsibilities, the Committee is not required to provide any expert or special assurance as to the Company’s financial statements or any professional certification as to the external auditor’s work.

1.	Overall Duties and Responsibilities
The overall duties and responsibilities of the Committee shall be as follows:

a)
to assist the Board in the discharge of its responsibilities relating to the quality, acceptability and integrity of the Company’s accounting policies and principles, reporting practices and internal controls;

b)
to assist the Board in the discharge of its responsibilities relating to compliance with disclosure requirements under applicable Securities Laws, including approval of the Company’s annual and quarterly consolidated financial statements together with the Management’s Discussion and Analysis;

c)	to oversee the work of and to establish and maintain a direct line of communication with the Company’s external auditor and internal auditor (if any) and assess their performance;

d)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls; and

e)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

2.	Public Filings, Policies and Procedures
The Committee is charged with the responsibility to:

a)	review and approve for recommendation to the Board:

i)
the annual audited financial statements, with the report of the external auditors, Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates;

ii)	the interim unaudited financial statements, Management’s Discussion and Analysis and the impact of unusual items and changes in accounting policies and estimates;

iii)	financial information in earnings press releases;

iv)	the annual information form;

v)	prospectuses; and

vi)	financial information in other public reports and public filings requiring approval by the Board;

b)
ensure adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the Company’s disclosure controls and procedures, and management’s evaluation thereof, to ensure that financial information is recorded, processed, summarized and reported within the time periods required by law;

c)
review disclosures made to the Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for any statutory documents about any significant deficiencies in the design or operation of internal controls or material weakness therein and any fraud involving management or other employees who have a significant role in internal controls;

d)	review with management and the external auditor:

i)	significant variances in actual financial results for the applicable period from budgeted or projected results;

ii)	any actual or proposed changes in accounting or financial reporting practices;

iii)	any significant or unusual events or transactions and the methods used to account for significant or unusual transactions where different approaches are possible;

iv)	any actual or potential breaches of debt covenants;

v)	the consistency of, and any changes to, accounting policies both on a year to year basis and across the Company;

vi)	whether the Company has followed appropriate accounting standards and made appropriate estimates and judgments;

vii)	the presentation and impact of significant risks and uncertainties;

viii)	the accuracy, completeness and clarity of disclosure in the Company’s financial reports and the context in which statements are made;

ix)
any tax assessments, changes in tax legislation or any other tax matters that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

x)
any litigation, claim or other contingency that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

xi)	all material information presented in Management’s Discussion and Analysis;

xii)	material communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

xiii)	with the external auditor any fraud, illegal acts, deficiencies in internal controls or other similar issues; and

xiv)	general accounting trends and issues of auditing policy, standards and practices which affect or may affect the Company;

e)
review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies.

3.	Internal Controls, Risk Management and Compliance
The duties and responsibilities of the Committee as they relate to the internal controls, risk management and compliance are to:

a)
evaluate whether management is setting the appropriate “control culture” by communicating the importance of internal control and the management of risk and ensuring that all employees have an understanding of their roles and responsibilities;

b)
review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the integrity, financial and otherwise, of the Company, including those relating to hedging, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

c)	receive a report from management on tax issues and planning, including compliance with the Company’s source deduction obligations and other remittances under applicable tax or other legislation;

d)
receive a report on the annual policy attestation process for, and review exceptions, if any, under the Company’s Code of Business Conduct and Ethics, Anti-Corruption Compliance Policy, Corporate Disclosure Policy, Whistleblower Policy and Insider Trading Policy;

e)	review any issues between management and the external auditors that could affect the financial reporting or internal controls of the Company;

f)	periodically review the Company’s accounting and auditing policies, practices and procedures and the extent to which recommendations made by the external auditor have been implemented;

g)	review annually the adequacy and quality of the Company’s financial and accounting staffing, including the need for and scope of internal audit reviews (if any);

h)
review annually with the external auditor any significant matters regarding the Company’s internal controls and procedures over financial reporting, including any significant deficiencies or material weaknesses in their design or operation, that have come to their attention during the conduct of their annual audit, and review whether internal control recommendations made by the auditor have been implemented by management;

i)
be responsible for the Company risk management processes including (a) reviewing the Company’s risk register and Enterprise Risk Management Framework; (b) receiving reports from management and other Board committees, including without limitation the Safety and Sustainability Committee, on the identification, assessment and management of risks; and (c) reviewing major risk exposures and the guidelines and policies that management has put in place to govern the process of monitoring, controlling and reporting such exposures;

j)
review and recommend for approval by the Board the appointment of the Chief Financial Officer and review the appointment of any other key financial executives involved in the financial reporting process;

k)	establish procedures for:

i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters; and

ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
and review any such complaints and concerns received and the investigation and resolution thereof, including without limitation the review of all complaints and concerns of any nature under the Whistleblower Policy;

l)	review and approve related party transactions.

4.	External Auditor
The duties and responsibilities of the Committee as they relate to the external auditor shall be as follows:

a)
to consider and make recommendations to the Board, to be put to shareholders for approval at the annual meeting of shareholders, in relation to the appointment, re-appointment or removal of the Company’s external auditor;

b)
to oversee the selection process for a new auditor if required and if an auditor resigns the Committee shall investigate the issues leading to such resignation and decide whether any action is required;

c)	to oversee the relationship with the external auditor, including, without limitation:

i)
to recommend to the Board for approval the engagement of the external auditor for interim reviews and the remuneration for the audit and interim reviews and to assess whether fees for audit or non-audit services are appropriate to enable an adequate audit to be conducted;

ii)	to review the terms of engagement for the external auditor and review any engagement letter issued at the start of each audit and the scope of the audit;

iii)
to assess annually the independence and objectivity of the external auditor taking into account relevant professional and regulatory requirements and the relationship with the auditor as a whole, including the provision of any non-audit services, which assessment shall include receipt of a report from the external auditor delineating all relationships between the auditor and the Company;

iv)
to assess annually the qualifications, expertise and resources of the external auditor and the effectiveness of the audit process which shall include a report from the external auditor on its own internal quality procedures;

v)
to satisfy itself that there are no relationships (such as family, employment, investment, financial or business) between the external auditor and the Company (other than in the ordinary course of business);

vi)	to review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditor of the Company;

vii)
to monitor the external auditor’s compliance with relevant ethical and professional guidance on the rotation of audit partners, the level of fees paid by the Company compared to the overall fee income of the firm, office and partner and other related requirements; and

d)	to review with the external auditor, upon completion of the audit and interim reviews:

i)	contents of the report;

ii)	scope and quality of the audit work performed;

iii)	adequacy of the Company’s financial and auditing personnel;

iv)	co-operation received from the Company’s personnel during the audit;

v)	internal resources used;

vi)	significant transactions outside of the normal business of the Company;

vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles and management systems;

viii)	the quality, acceptability and integrity of the Company’s accounting policies and principles;

ix)	the non-audit services provided by the external auditor;

x)	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

xi)	the management letter and management’s response to the external auditor’s findings and recommendations;
and report to the Board in respect of the foregoing and on such other matters as they consider necessary;

e)
to implement structures and procedures to ensure that the Committee meets with the external auditor on a regular basis in the absence of management in order to review any difficulties encountered in carrying out the audit and to resolve disagreements between the external auditor and management; and

f)	to pre-approve the retention of the external auditor for any non-audit service and the fee for such service.
The Committee may satisfy the pre-approval requirement in subsection (f) if:

i)
the aggregate amount of all the non-audit services that were not pre-approved constitutes no more than five per cent of the total amount of revenues paid by the Company to its external auditor during the fiscal year in which the services are provided;

ii)	the services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii)
the services are promptly brought to the attention of the Committee and are approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The Committee may delegate to one or more independent members the authority to pre-approve non-audit services provided that the pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval.
For greater certainty, the external auditor shall report directly and be responsible to the Audit Committee.

5.	Internal Audit Function
The duties and responsibilities of the Committee as they relate to the internal audit function shall be as follows:

a)	review and approve the annual internal audit plan;

b)	review the significant findings prepared by the internal auditor and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto;

c)	review the adequacy of the resources of the internal audit function to ensure the objectivity and independence of the internal audit function;

d)	consult with management on management’s appointment, replacement, reassignment or dismissal of any personnel engaged in the internal audit function;

e)
ensure that the individual responsible for the internal audit function has access to the Chair of the Committee, the Chair of the Board, the Chief Executive Officer and the Chief Financial Officer, and periodically meet separately with such individual to review any problems or difficulties he or she may have encountered and specifically:

i)
any difficulties that were encountered in the course of the internal audit work, including restrictions on the scope of activities or access to required information and any disagreements with management;

ii)	any changes required in the planned scope of the internal audit; and

iii)	the internal audit function’s responsibilities, budget and staffing;

f)	and report to the Board on such matters.